ANNUAL REPORT
(Exhibit to Form C-AR)

IX Power Clean Water, Inc.

Physical Address:
17301 West Colfax Ave, Suite 110
Golden, CO 80401

Mailing Address:
P.O. Box 16999
Golden, CO 80402

www.IxWater.com

This Annual Report is dated 28 April 2022

THIS ANNUAL REPORT IS NOT AN OFFERING DOCUMENT.

This Annual Report is filed by the Company to comply with the Company's annual reporting obligations under Regulation Crowdfunding, based on the Company having sold securities in a Regulation Crowdfunding offering.

Company:

Company: IX Power Clean Water, Inc.
Physical Address: 17301 West Colfax Ave, Suite 110, Golden, CO 80401

Mailing Address: P.O. Box 16999, Golden, CO 80402

State of Incorporation: DE
Date Incorporated: September 17, 2014

The Company and its Business

Company Overview

IX Power Clean Water, Inc. is a manufacturing, marketing, sales, and support company focused on innovative industrial water treatment systems. The Company sells industrial water treatment systems that clean up the most contaminated waters: those from industry, mining, and oil & gas recovery and refining. This wastewater contains deadly chemicals including metals, heavy metals, hydrocarbons, scalants, and salts. The resulting treated water can be reused by industry, recycled for other uses, or discharged to the environment.

IX Power LLC, a separate entity, is the founding shareholder ("Founder") of the Company. All the owners of IX Power LLC are currently part of the Company's management team and have been active in the Company's business since the Company's incorporation in September of 2012.

Today, the Company is a registered Delaware "C" corporation. The Company is the surviving entity of a re-incorporation merger that occurred on September 26, 2014. The Company was originally incorporated as a New Mexico corporation on June 25, 2012. On September 26, 2014, IX Power Clean Water, Inc., a New Mexico corporation, was merged into and with IX Power Clean Water, Inc., a Delaware corporation, with the Delaware corporation continuing in existence as the surviving entity.

Total costs for using IX Water systems are projected to be at least 50% less expensive than other known methods, including dumping the contaminated water or treating using other methods. Potential customer sales range from $450,000 to $12 million depending on number of modules required to create a plant to treat specific daily volumes of water. Water treated with IX Water systems meets or exceeds the stringent standards for reuse, recycling, and discharge to the environment.

The Company is a spin-out from Los Alamos National Laboratory (LANL) in the U.S.A. and holds exclusive rights to technology developed at LANL, as well as to innovations developed solely by the Company. The IX Water management team has commercialized innovations from the U.S. Department of Energy for nearly 30 years and has spun out seven firms from U.S. DOE facilities.

In May 2020, the Company launched a Regulation Crowdfunding (Regulation CF) crowdfunding campaign hosted on funding portal StartEngine Capital LLC (https://www.startengine.com/ix-water). The Company spent the five years prior to the launch of such crowdfunding campaign and over $2.5 million developing, testing, and validating its products with industry. The crowdfunding campaign has concluded as of the date of this Annual Report. At the offering deadline of such crowdfunding campaign in late January 2022, total investment commitments were $1,981,996.25, with funds reconciliations still pending. Such funds reconciliations were completed in mid-April 2022. After funds reconciliations, the Company has issued 1,672,899 Class B Non-Voting Common shares for $1,960,512.50 cash consideration pursuant to such crowdfunding campaign, with additional details and information provided in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report).

The Company is performing a direct marketing program (direct contact with potential customers in the targeted industries) and has developed a sales pipeline that supports management's revenue projections. The additional capital has allowed the firm to expand marketing its products to three regions: the U.S., North Atlantic, and China.

Competitors and Industry

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer products competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include innovation and the evolution of industrial water treatment technologies; elimination of chemical additives and long biologic degradation processes; and smaller infrastructure and land use. The driving force for the industry, besides treatment efficacy, is lowering costs.

We believe our primary competitors are municipal water treatment firms, such as GE, Veolia Environnement, Suez Environnement Group, and Siemens, that have taken ordinary freshwater treatment methods and adopted them for use with heavily contaminated industrial waters. In our view, these methods are either ineffective or the cost and time required for sufficient efficacy to meet standards make them unaffordable. IX Water OG has proven to be effective and at least 50% less expensive than known alternatives.

Current Stage and Roadmap

Corporate Development

The Company secured the intellectual property rights to its technology in 2013 and, through the support of its founder IX Power LLC, spent two years surveying the market to fully understand what kind of product needed to be built to be 1) durable, 2) easy to use, 3) effective, and 4) beat customer cost expectations.

The Company and its founder IX Power LLC took the time and capital necessary to design the product required by the oil & gas, landfill, and mining industries. This required several iterations of design/test/redesign/test cycles, over the course of about three years.

Product development has "unknown unknowns," and the Company's product development actually took an additional 24 months longer than the Company and its founder IX Power LLC initially planned. The result is a robust suite of scalable machines that meet the need and desires of several industrial sectors.

Our product line has been commercially tested and validated through treatment samples analyzed by US EPA licensed laboratories. IX Water machines are now being manufactured for our initial customers using our fully developed supply chain at our existing facilities in Golden, Colorado along with assistance from contracted sub- assembly vendors. Additional manufacturing capacity can be added without additional capital, as unit sales grow.

Future Roadmap

Global Marketing Program

The Company has begun a marketing program (direct contact with potential customers) and developed an initial possible $35 million sales pipeline that supports management's revenue projections. A sales pipeline is a way of tracking the progress of deals that your sales team is currently working on and expect to close within a reasonable amount of time. The additional capital will allow the firm to expand marketing its products to three initial regions: the U.S., North Atlantic, and China.

<u>Global Marketing Program (continued)</u>

In connection with the launch of its crowdfunding campaign, the Company prepared a 4-year operating plan (commencing 1 July 2020). Such projected operating plan was prepared based upon the original maximum offering amount for the crowdfunding campaign of $1,070,000. In connection with the increase in the maximum offering amount for the crowdfunding campaign from $1,070,000 to $2,000,000 effected in July 2021, the Company prepared an updated 4-year operating plan (still commencing 1 July 2020) that assumed the maximum $2,000,000 offering amount is raised. The actual amount raised in the crowdfunding campaign is $1,960,512.50, with additional details and information provided in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report).

Management is implementing a robust commercial marketing plan to achieve the following goals.

- Milestone A: achieve initial market breakthrough via our existing relationships in the USA and China.

- Milestone B: open up the North Sea market via one or two pilot projects.

- Milestone C: partner with sales partners and manufacturer's representatives in our three key geographic markets of North America, China, and Northern Europe.

- Milestone D: establish collaborations in our three key geographic markets to ensure future manufacturing capabilities with an eye toward the acquisition of the firm by such a partner.

<u>Personnel</u>

At the time of this Annual Report, the Company has no full-time employees, but rather has at any one time 12 to 15 people working as contractors or stockholders contributing time and talents to the Company. The Company's projected 4-year operating plan prepared in connection the launch of its crowdfunding campaign in May 2020 includes the following assumptions for increases in full-time equivalent (FTE) personnel, which generally scale with projected increases of revenue year to year: Year 1: 12 FTEs; Year 2: 13 FTEs; Year 3: 29 FTEs; and Year 4: 31 FTEs.

Manufacturing personnel is not included in these FTE personnel assumptions since the cost of that personnel is built into the Company's cost of goods sold (COGS) model. The method of manufacturing provides Company management flexibility to scale their just-in-time manufacturing through the hiring of contracted manufacturing personnel or outsourcing, as needed.

<u>Targeted Future Sale of the Company</u>

The Company has a single overriding goal: to provide our technology and solutions as far and wide as possible. Management recognizes that it is difficult to achieve such a goal organically so the projected operating plan is prepared to target an exit/liquidity event through a sale of the Company in the three to four years following initial launch of the Company's crowdfunding campaign (which launch occurred in May 2020).

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The Team

Officers and Directors

Name: John R. (Grizz) Deal

John R. (Grizz) Deal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Executive Chairman & Chief Executive Officer, and also serves on the Company's Board of Directors (Director)
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Mr. Deal has served as an executive officer and director of the Company since the Company's incorporation on June 25, 2012. Mr. Deal is currently serving on the Company's board of directors in one of the two director seats designated by the Company's founder IX Power LLC.

Other business experience in the past three years:

- **Employer**: Launch Gurus
  Title: Teaching Position
  Dates of Service: January 01, 2014 - March 01, 2020
  Responsibilities: Teach, mentor, and coach on product development for Launch Gurus.

Name: Randall (Randy) Wilson

Randall (Randy) Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Financial Officer, and also serves on the Company's Board of Directors (Director)
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Mr. Wilson has served as an executive officer and director of the Company since the Company's incorporation on June 25, 2012. Mr. Wilson is currently serving on the Company's board of directors in one of the two director seats designated by the Company's founder IX Power LLC.

Other business experience in the past three years:

- **Employer**: New Mexico Angels
  Title: Treasurer
  Dates of Service: April 01, 1999 - Present
  Responsibilities: Management and oversight of the financial affairs of the organization.

Other business experience in the past three years:

- **Employer**: Sandia Science & Technology Park Development Corporation
  Title: Chief Financial Officer
  Dates of Service: July 01, 1998 - Present
  Responsibilities: Management and oversight of the financial affairs of the organization.

Name: Dr. L. Robert (Bob) Libutti

Dr. L. Robert (Bob) Libutti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Product Strategist
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Dr. Libutti is responsible for manufacturing and technology development strategy for the Company and has served as the principal officer in charge of manufacturing and technology development strategy for the Company since the Company's incorporation on June 25, 2012.

- **Position**: Director
  Dates of Service: September 26, 2014 - Present
  Responsibilities: Dr. Libutti was appointed to the Company's Board of Directors, effective September 26, 2014, and is currently serving in the director seat designated by the holders of a majority of the outstanding shares of Class A Common Stock.

Name: Paul Gatzemeier

Paul Gatzemeier's current primary role is a retired energy and natural resources industry senior executive, small business owner and independent board director. Paul Gatzemeier currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Director
  Dates of Service: May 17, 2014 - Present
  Responsibilities: Mr. Gatzemeier was appointed to the Company's Board of Directors, effective May 17, 2014, and is currently serving in the board seat designated and elected by the holders of the Company's Series A Preferred Stock.

Name: John Michael (Michael) Bell

John Michael (Michael) Bell's current primary role is with Bell Commercial Real Estate Advisors, LLC. John Michael (Michael) Bell currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Director
  Dates of Service: May 17, 2014 - Present
  Responsibilities: Michael Bell was appointed to the Company's Board of Directors, effective May 17, 2014, and is currently serving in the "fifth director" board seat.

Other business experience in the past three years:

- **Employer**: Bell Commercial Real Estate Advisors, LLC
  Title: Broker & Principal, Commercial Real Estate
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Mr. Bell creates or participates in project teams to build or buy commercial properties. He delivers personalized scope of services to help clients and partners create and maximize investment yield and identifies opportunities for more efficient financial and operating performance of multi-family and commercial assets.

- **Employer**: 10X Tech Ventures, LLC
  Title: Principal
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Angel, Seed, Series A&B investing in technology companies that focus on Eco-Sustainable and Mil-Spec enterprises.

Name: Deborah A. (Deal) Blackwell

Deborah A. (Deal) Blackwell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Marketing Officer
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Ms. Blackwell has served as the principal officer in charge of the Company's marketing since the Company's incorporation on June 25, 2012.

Other business experience in the past three years:

- **Employer**: IX Power Foundation, Inc.
  Title: Chief Executive Officer
  Dates of Service: December 01, 2012 - Present
  Responsibilities: Ms. Blackwell serves as the CEO of the IX Power Foundation and is responsible for all day-to-day operations. IX Power Foundation, Inc. is a 501(c)(3) non-profit entity (also referred to by the Company as a non-governmental organization, or NGO) that was founded by the Company's founder, IX Power LLC, to advance innovative technologies, and the issues surrounding power and clean water for developed, developing and undeveloped regions of the world. Currently, special emphasis is on cleaning produced water from the oil and gas industry, and on cleaning drinking water.

- **Employer**: Joni Inman Consulting, LLC
  Title: Ms. Deal is an associate and consultant with Joni Inman Consulting, LLC.
  Dates of Service: December 01, 2012 - Present
  Responsibilities: Business consulting services.

Name: Dr. Otis (Pete) Peterson

Dr. Otis (Pete) Peterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Technical Officer
  Dates of Service: June 25, 2012 - Present
  Responsibilities: As Chief Technical Officer of the Company, Dr. Peterson supervises the review of all technologies and the coordination of research efforts in the public and private sectors. Dr. Peterson has served as the Company's chief technical officer since the Company's incorporation on June 25, 2012.

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Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of this Annual Report. As of the date of this Annual Report, the classes of voting securities of the Company are the Class A Common Stock and the Series A Preferred Stock.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
IX Power LLC (as of the date of this Form C, owned 20% each by John R. (Grizz) Deal, Randall (Randy) Wilson, Deborah A. (Deal) Blackwell, Dr. Otis (Pete) Peterson, and Dr. L. Robert (Bob) Libutti)	6,813,438	Class A Common Stock	65.59

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, Series A Preferred Stock, Series B Non-Voting Preferred Stock, and Class A Common Stock.

The class of stock that was offered in the Company's now concluded Regulation Crowdfunding (Regulation CF) crowdfunding campaign is the Company's Class B Non-Voting Common Stock. Additional details and information regarding such crowdfunding campaign are provided in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report).

As of the date of this Annual Report:

Class B Non-Voting Common Stock

The amount of security authorized is 6,000,000 with a total of 2,266,267 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount outstanding includes: (1) 1,672,899 shares issued for $1,960,512.50 cash consideration (of which 104,489, or approximately 6.25%, of such 1,672,899 shares are "bonus shares") pursuant to the crowdfunding campaign; (2) 31,368 shares (which is the number of shares equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the crowdfunding campaign) issuable to StartEngine Capital, LLC, the intermediary/funding portal for the crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding campaign, reserved but unissued (as of the date of this Annual Report, the Company and StartEngine Capital, LLC have a pending and unresolved item pertaining to the form of subscription agreement to be executed by StartEngine Capital, LLC as a condition to the issuance of such shares in order to satisfy the requirements of Regulation Crowdfunding that such shares have the same terms, conditions and rights as the shares of Class B Non-Voting Common Stock offered and sold by the Company to the cash investors in the crowdfunding campaign), (3) 480,000 shares issuable pursuant to outstanding warrants; and (4) 82,000 shares issuable pursuant to stock options, reserved but unissued.

See also the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report) and Addendum 1 to this Annual Report.

Series A Preferred Stock

The amount of security authorized is 2,021,850 with a total of 2,021,850 outstanding.

Voting Rights

See the section of Addendum 1 to this Annual Report titled "Description of Capital Stock."

Material Rights

See Addendum 1 to this Annual Report.

Series B Non-Voting Preferred Stock

The amount of security authorized is 2,160,000 with a total of 628,067 outstanding.

The total amount outstanding includes: (1) 40,000 shares issued in May 2018 at the initial and only closing of a Rule 506(c) offering; (2) 488,067 shares issued in April 2020 pursuant to a limited Rule 506(b) offering; and (3) up to 100,000 shares reserved for a limited Rule 506(b) offering, reserved but unissued. For additional information regarding such offerings, see the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of this Annual Report) and Addendum 1 to this Annual Report.

Voting Rights

There are no voting rights associated with Series B Non-Voting Preferred Stock.

Material Rights

See Addendum 1 to this Annual Report.

Class A Common Stock

The amount of security authorized is 11,000,000 with a total of 8,366,699 outstanding.

Voting Rights

See the section of Addendum 1 to this Annual Report titled "Description of Capital Stock."

Material Rights

See Addendum 1 to this Annual Report.

What it means to be a minority holder

With the exception of the Company's founder, IX Power LLC, all of the Company's existing stockholders are minority holders. Minority holders of stock of the Company have limited, or no, rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in the Company's crowdfunding campaign and other investors that own the Company's non-voting stock have rights less than those of other investors holding voting stock, and have limited, or no, influence on the corporate actions of the company. See the more detailed description of the Company's capital stock contained in Addendum 1 to this Annual Report.

Dilution

All stockholders of the Company should understand the potential for dilution. The stockholder's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that a stockholder owns will go down, even though the value of the company may go up. The stockholder will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, a stockholder could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage a stockholder owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In addition, stockholders should understand that the value and control dilution described above will be magnified and more substantial if price-based anti-dilution protections applicable to certain of the Company's securities are triggered. The most common trigger of price-based anti-dilution protections is when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. In such case, the conversion price for the shares entitled to price-based anti-dilution protection is adjusted so that such shares are treated as if they were originally issued at a lower valuation. These adjustments result in disproportionate, and more substantial, dilution to all other shares that do not have the price-based anti-dilution protection.

Currently, the only securities of the Company with price-based anti-dilution protection are the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock, including as to any shares of the Company's authorized but unissued shares of Series B Non-Voting Preferred Stock that may issued in the future after the date of this Annual Report (see Appendix 1 to this Annual Report). However, the Company may issue debt or equity securities in the future with price-based anti-dilution protection. Since none of the Company's currently authorized common stock has price-based anti-dilution protections, all holders of such common stock will be affected if price-based anti- dilution adjustments applicable to other Company securities are triggered. This includes not only purchasers of Class B Non-Voting Common Stock in the Company's active crowdfunding campaign, but also the Company's founder, IX Power LLC (the founder shares are shares of Class A Common Stock) and certain stockholders in the Company's prior securities offerings who hold Class A Common Stock. The Company's management will seek to structure any future offerings of new debt or equity securities to avoid triggering the price-based anti-dilution protections; however, there are many factors, including factors outside the Company's control, that affect terms of future financings and there is no assurance that further dilution, including dilution resulting from price-based anti- dilution protections being triggered, will not occur in the future.

Transferability of securities

All of the securities of the Company are subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. These restrictions include (1) applicable limitations imposed under Federal securities laws (including in the case of securities previously or hereafter issued in the Company's active crowdfunding campaign, Regulation Crowdfunding), (2) any applicable limitations on transfer imposed under the securities laws of the states or other jurisdictions in which such Class B Non-Voting Common Stock may be offered or sold and (3) contractual restrictions on transfer. For additional information on the transfer restrictions applicable to the Company's securities see Addendum 1 to this Annual Report, specifically the sections of such Addendum 2 titled "Transfer Restrictions" and "Stockholder Agreement."

Recent Offerings of Securities

We have made the following issuances of securities within the last four to five years (including the three years prior to the May 2020 launch of the Company's active crowdfunding campaign):

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,515,395.00
  Number of Securities Sold: 2,021,850
  Use of proceeds: Product development, commercial testing and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.
  Date: February 14, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $15,795.00
  Number of Securities Sold: 48,660
  Use of proceeds: Product development, commercial testing and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.
  Date: October 04, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series B Non-Voting Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 40,000
  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.
  Date: May 25, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Series B Non-Voting Preferred Stock & Warrants to acquire Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $610,083.75
  Number of Securities Sold: 488,067
  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company. NOTE: Such amount raised excludes the up to $600,000 of contingent proceeds receivable, if and when the warrants issued as part of the offering are exercised.
  Date: April 10, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,960,512.50 (this amount is the cash proceeds of the offering; this amount excludes the value of the intermediary equity compensation shares reserved but unissued, as described below)
  Number of Securities Sold In Exchange For Cash Consideration: 1,672,899, issued in exchange for the $1,960,512.50 cash consideration identified above (of which 104,489, or approximately 6.25%, of such 1,672,899 shares are "bonus shares")
  Intermediary Equity Compensation Share Reservation: 31,368 shares (which is the number of shares equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the crowdfunding campaign); see also see the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report).
  Use of proceeds: These crowdfunding campaign funds, net of fees paid to the funding portal and escrow agent for the crowdfunding campaign and other offering expenses, have been, and will continue to be, used to expand the current sales and marketing activities of the Company in the USA, China, and the North Sea, to build a one-fifth scale complete IX Water demonstration system, to build out an analytical chemistry and test lab, to rent additional facilities, and to increase the company cash out date to December 2022 (which cash out date is updated from the projected June 2022 cash date referenced in both the prior year's Annual Report dated April 30, 2021 and the Form C/A Offering Statement for the crowdfunding campaign filed in July 2021). This offering recently concluded, and the final application and allocation of proceeds of the crowdfunding campaign is subject to the discretion and judgment of the Company's management team.
  Date: May 2020 – March/April 2022
  Offering exemption relied upon: Regulation Crowdfunding

- **Name:** Series B Non-Voting Preferred Stock
  Type of security sold: Equity
  Final amount sold: TBD (maximum offering amount is $125,000)
  Number of Securities Sold: TBD (maximum number of shares to be issued is 100,000)
  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.
  Date: TBD (outside date for closings in this offering is May 31, 2022)
  Offering exemption relied upon: 506(b)

  NOTE-*additional information, active offering*: The Company's board of directors has approved, effective April 22, 2022, a limited offering of a portion of the authorized but unissued shares of the Company's Series B Non-Voting Preferred Stock, original issue price of $1.25 per share, pursuant to a limited Rule 506(b) offering. There will be no cash consideration in this offering. All Series B Non-Voting Preferred Stock shares issued in this offering will be issued in exchange for conversion of indebtedness (including interest) currently owed by the Company to certain existing stockholders/investors, including existing stockholders/investors currently holding positions as directors and/or officers of the Company. The indebtedness that may be converted includes, without limitation, indebtedness currently owing by the Company (1) under the existing bridge loan facility authorized by the Company prior to the launch in May 2020 of the Company's Regulation Crowdfunding campaign, and still outstanding, and (2) in connection with loans or advances previously made by existing stockholders/investors (including existing stockholders/investors currently holding positions as directors and/or officers of the Company) to, or on behalf of, the Company for payment of Company expenses. Indebtedness converted in this offering is, by its stated terms, non-convertible. Accordingly, the conversion of indebtedness in this offering will occur by voluntary conversion of indebtedness with mutual agreement of the Company and each applicable holder of the indebtedness that is converted. The maximum amount of indebtedness (including interest) to be converted to Series B Non-Voting Preferred Stock shares in this offering is $125,000. This offering will commence upon the Company obtaining the requisite voting stockholder approvals, which are pending as of the date of this Annual Report, and will conclude as soon as practicable after such approvals are obtained and in no event later than May 31, 2022.

Crowdfunding Campaign, Additional Information

In May 2020, the Company launched a Regulation Crowdfunding (Regulation CF) crowdfunding campaign hosted on funding portal StartEngine Capital LLC (https://www.startengine.com/ix-water), with a $10,000 minimum offering amount and a $1,070,000 maximum offering amount.

$1,070,000 is the maximum offering amount that was permitted under Regulation Crowdfunding at the time the Company launched its crowdfunding campaign in May 2020. In early November 2020, the Securities and Exchange Commission ("SEC") announced approval of various amendments to Regulation Crowdfunding, including an amendment to increase the maximum offering amount permitted under Regulation Crowdfunding from $1,070,000 to $5,000,000. Such amendments did not become effective until March 15, 2021. Subsequent to such March 15, 2021 effective date, Regulation Crowdfunding intermediaries and issuers were notified that a requirement and condition to raising funds in excess of the pre-amendment $1,070,000 maximum offering amount is the publication of 2-year audited financial statements to the crowdfunding campaign offering materials.

Crowdfunding Campaign, Additional Information (continued)

As of April 30, 2021 (the date of the prior year's Regulation Crowdfunding Annual Report), the Company's board of directors had authorized and approved the Company to increase the maximum offering amount of the crowdfunding campaign from $1,070,000 to $2,000,000, once the 2-year audited financial statements were completed and available for publication to the offering materials for the crowdfunding campaign as then existing, as required under Regulation Crowdfunding, and subject to approval of the requisite voting stockholders (which stockholder approval was in process as of April 30, 2021 and was obtained after April 30, 2021 and prior to completion of the 2-year audited financial statements requirement).

In July 2021, the Company filed a Form C/A Offering Statement, with the completed 2-year audited financial statements, effecting an increase in the maximum offering amount of the crowdfunding campaign from $1,070,000 to $2,000,000. Upon such filing, the Company resumed marketing of the crowdfunding campaign as well the "rolling closings" under the crowdfunding campaign. Taking into account the $1,040,050 raised to the date of such July 2021 filing, with such increase, the Company was authorized to raise up to an additional $959,950 in the crowdfunding campaign after the date of such filing.

At the offering deadline of such crowdfunding campaign in late January 2022, total investment commitments were $1,981,996.25, with funds reconciliations still pending. Such funds reconciliations were completed in mid-April 2022. After funds reconciliations, the Company has issued 1,672,899 Class B Non-Voting Common shares for $1,960,512.50 cash consideration pursuant to such crowdfunding campaign.

Further, in connection with the crowdfunding campaign, 31,368 shares (which is the number of shares equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the crowdfunding campaign) issuable to StartEngine Capital, LLC, the intermediary/funding portal the crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding campaign, have been reserved but are unissued (as of the date of this Annual Report, the Company and StartEngine Capital, LLC have a pending and unresolved item pertaining to the form of subscription agreement to be executed by StartEngine Capital, LLC as a condition to the issuance of such shares in order to satisfy the requirements of Regulation Crowdfunding that such shares have the same terms, conditions and rights as the shares of Class B Non-Voting Common Stock offered and sold by the Company to the cash investors in the crowdfunding campaign).

THIS ANNUAL REPORT IS NOT AN OFFERING DOCUMENT.

This Annual Report is filed by the Company to comply with the Company's annual reporting obligations under Regulation Crowdfunding, based on the Company having sold securities in a Regulation Crowdfunding offering.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report.

Forward-Looking Statements Disclosure

Certain information contained in this Annual Report and the documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. The statements herein which are not historical reflect the Company's current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and their management and their interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. Such forward looking statements include statements regarding, among other things, (i) the Company's projected sales and profitability; (ii) the Company's growth strategies; (iii) anticipated trends in the Company's industry; (iv) the Company's future financing plans; and (v) the Company's anticipated needs for working capital. Forward looking statements, which involve assumptions and describe the Company's future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology.

These statements are not guarantees of future performance and involve a number of risks, uncertainties, and assumptions relating to our operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, actual results or performance of the Company may differ significantly, positively or negatively, from forward-looking statements made herein. Unanticipated events and circumstances are likely to occur. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Annual Report will in fact occur or be substantially realized. Even if the results and developments in such forward-looking statements occur or are substantially realized, there is no assurance that they will have the expected consequences on the Company or its business or operations.

The statements in this Annual Report are made as of the date of this Annual Report, unless another time is specified. There may have been a change in the facts set forth in this Annual Report since the date hereof and the Company undertakes no obligation to update or revise any statements in this Annual Report.

Industry and Market Data Disclosure

The opinions, estimates and projections and other forward-looking statements contained in this Annual Report, as well as industry and market data and certain other information used throughout this Annual Report are derived from a variety of sources, including independent industry publications, government publications, academic publications or other published independent sources, which the Company did not participate in preparing. Although the Company has not independently verified the accuracy or completeness of the third-party information included in this Annual Report, based on management's knowledge and experience, the Company believes that these third-party sources are credible and reliable. However, the Company makes no representations or guarantees as to its accuracy or completeness. Such market and industry data, estimates, projections and opinions may be based on numerous assumptions and subject to change based on various factors all of which are difficult to predict and many of which are beyond the Company's control.

Results of Operations

Circumstances which led to the performance of financial statements:

Our financial statements reflect those of a startup; where capital is put toward creating and proving its product line and business model(s).

While the Company did have some early service-based revenue during its commercial testing, it has yet to achieve substantial product sales. The Company received a purchase order for an initial IX Water unit from a customer in China at the end of December 2020. The COVID-19 pandemic delayed, not terminated this order, and resulted in an adjustment of the payment structure for this sale. In lieu of the 50% customer down payment that is usually paid, the Company accepted an irrevocable letter of credit for payment assurance. As of the date of this Annual Report, the Company is in the process of building this unit and expects to ship the unit in summer 2022 (the current targeted shipping date is in June 2022).

The Company also has verbal agreements for an additional three IX Water units, all of which equates to two-thirds of the Year 1 revenue projections which started 1 July 2020. IX Water cost of goods sold are approximately 52% of revenue, leaving sufficient funds for the company to pay its minimal current overhead cost, without market expansion.

Historical results and cash flows:

Historical results are not representative of what the Company's investors/stockholders should expect in the future.

Management, having raised capital for eight other ventures based on USA government lab technology, took that experience and, prior to launch of the existing crowdfunding campaign launched in May 2020, raised only enough funds from its current investors/stockholders to complete and commercially test the IX Water product line—with no substantial revenue expected. Product development has "unknown unknowns," and IX Water product development actually took an additional 24 months longer than initially planned.

Rather than disappointing its investors/stockholders with uncertain revenue forecasts, the Company always planned to raise a separate amount of capital for global marketing and sales: the existing crowdfunding campaign, launched in May 2020. This "whole product marketing" approach allowed the IX-Force to fully develop the Company's commercial offering, test the products in the field, refine the product line, and finally go to market in 2019 using the Company's existing, modest resources.

The global pandemic limited opportunity for sales in 2020. IX Water requires a "consultative" sales approach, including site visits, direct consultations, and in-person meetings with regulators and stakeholders.

Commencing in April 2021, the wide availability of COVID-19 inoculation has allowed staff and potential customers to start direct interactions once again and Management expects the sales forecast to essentially be delayed by up to 24 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 25 April 2022, the Company has cash on hand of approximately $311,784 and short-term accounts receivable of approximately $190,850, which total $502,634. Such short-term accounts receivable relates to the letter of credit arrangement in place for the purchase order for an initial IX Water unit from a customer in China at the end of December 2020, as described elsewhere in this Annual Report. In addition, based upon the most recent information provided by StartEngine, the intermediary/funding portal for the crowdfunding campaign, there is approximately $23,550 currently held in the escrow holdback account for the crowdfunding campaign. This escrow holdback represents approximately 1.2% of the $1,960,512.50 gross cash proceeds raised in the crowdfunding campaign and is required to be retained by the escrow agent until late June/ early July 2021, which is six (6) months after the offering deadline which occurred in late January 2021. At the end of such six (6)-month period, the Company is assessed any final escrow transaction-based fees for the crowdfunding campaign (for example, credit card chargeback fees) and the balance is disbursed to the Company. StartEngine, the intermediary/funding portal for the crowdfunding campaign, has not provided the Company with information to allow the Company to estimate the possible deductions for any such final escrow transaction-based fees, so the amount of any such fees and the balance to be disbursed to the Company are uncertain.

As of the date of this Annual Report, the current Company "burn" or cash run-rate varies from $45,000 to $50,000 per month (increased from the $20,000 to $25,000 monthly cash run-rate in effect in May 2020 at the time of launch of the existing crowdfunding campaign in May 2020). The increase in the Company's cash-run rate is consistent with the Company's projected operating plan and primarily is the result of (i) the Company commencing services compensation payments to the Company's management team after such launch, (ii) an increase in personnel (including a new sales director retained in March 2021), and (iii) the Company securing new manufacturing space. The Company notes the services compensation payments to the Company's management team, who are owners in the Company's founder IX Power LLC, are for services rendered after launch of the crowdfunding campaign in May 2020. The Company is not under any agreement to pay the IX Power LLC founders back-pay for periods prior to such launch; this is their "sweat equity."

As is customary in the industry, IX Water customers usually pay a fifty percent (50%) deposit when ordering a unit. These funds, along with vendor payment terms, provide sufficient funds to pay the cost of building each IX Water unit. As sales grow, Management expects to generate sufficient cash flow to also cover the Company's overhead.

The Company may, from time to time, leverage its accounts receivable (AR) to insure cash flow. The Company has existing relationships with various non-bank entities under which AR may be purchased for a discount based on the nature of the accounts receivable and Company creditworthiness. A lien against Company assets may also be filed to further ensure collection of AR. The Company has no outstanding balances under receivables factoring arrangements as of the date of this Annual Report.

The Company may, from time to time, use irrevocable bank letters of credit (LOC) to fund specific customer builds of IX Water products. The Company has an existing relationship with Silicon Valley Bank (SVB) under which SVB would purchase the LOC for a discount based on the nature of the sale and customer creditworthiness. The bank also may file a lien against Company assets to further ensure payment should the customer cancel the order or the LOC is otherwise invalidated.

How do the funds of the Company's crowdfunding campaign factor into the Company's financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As stated elsewhere in this Annual Report, the Company recently concluded a crowdfunding campaign with a maximum offering amount of $2,000,000. The actual amount raised in the crowdfunding campaign is $1,960,512.50, with additional details and information provided in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report).

These crowdfunding campaign funds, net of fees paid to the funding portal and escrow agent for the crowdfunding campaign and other offering expenses, will be used to expand the current sales and marketing activities of the Company in the USA, China, and the North Sea, to build a one-fifth scale complete IX Water demonstration system, to build out an analytical chemistry and test lab, to rent additional facilities, and to increase the company cash out date to December 2022 (which cash out date is updated from the projected June 2022 cash date referenced in both the prior year's Annual Report dated April 30, 2021 and the Form C/A Offering Statement for the crowdfunding campaign filed in July 2021). This offering recently concluded, and the final application and allocation of proceeds of the crowdfunding campaign is subject to the discretion and judgment of the Company's management team.

The Company is relying on its pending revenue streams as well as fund raising to increase its pace of operations.

Are the funds from the Company's crowdfunding campaign necessary to the viability of the Company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company's financial projections prepared in connection with the launch of the crowdfunding campaign in May 2020 and the Company's increased run-rate at that time were dependent on raising $1 million by the end of 2020, through the crowdfunding campaign and sales by other means, if necessary. At the end of 2020, the total raised in the crowdfunding campaign at closing through the end of 2020 was approximately $506,419. The Company reached its $1 million target at the February 2021 closing in the crowdfunding campaign. In July 2021, the maximum offering amount of the crowdfunding campaign was increased from $1,070,000 to $2,000,000. The actual amount raised in the crowdfunding campaign is $1,960,512.50, with additional details and information provided in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report).

While the Company did have some early service-based revenue during its commercial testing, it has yet to achieve substantial product sales. The Company received a purchase order for an initial IX Water unit from a customer in China at the end of December 2020. The COVID-19 pandemic delayed, not terminated this order, and resulted in an adjustment of the payment structure for this sale. In lieu of the 50% customer down payment that is usually paid, the Company accepted an irrevocable letter of credit for payment assurance. As of the date of this Annual Report, the Company is in the process of building this unit and expects to ship the unit in summer 2022 (the current targeted shipping date is in June 2022).

The Company also has verbal agreements for an additional three IX Water units, all of which equates to two-thirds of the Year 1 revenue projections which started 1 July 2020. IX Water cost of goods sold are approximately 52% of revenue, leaving sufficient funds for the Company to pay its minimal current overhead cost, without market expansion.

The Company's ability to continue as a going concern for the foreseeable future is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans to utilize the unspent funds raised in the crowdfunding campaign, proceed with the limited Rule 506(b) debt conversion offering described in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of this Annual Report) (subject to receipt of the requisite voting stockholder approvals, which are pending as of the date of this Annual Report but expected by Management to be obtained), produce revenues to support cash flow, and continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due.

If and as market conditions improve, depending on the progress of revenues, the Company plans to evaluate authorization of a new equity or debt financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

How long will you be able to operate the company if you raise your minimum in the crowdfunding campaign? What expenses is this estimate based on?

The existing crowdfunding campaign was launched in May 2020 with a $10,000 minimum offering. That amount would only pay the StartEngine funding portal fees for the crowdfunding campaign, which include, among other fees, a $10,000 fixed services fee, payable from the first disbursement of crowdfunding campaign funds to the Company from escrow.

How long will you be able to operate the company if you raise your maximum funding goal? What expenses is this estimate based on?

The recently concluded crowdfunding campaign was launched in May 2020 with a $10,000 minimum offering amount and a $1,070,000 maximum offering amount, which is the maximum offering amount that was permitted under Regulation Crowdfunding at the time the Company launched its crowdfunding campaign in May 2020. In July 2021, the maximum offering amount of the crowdfunding campaign was increased from $1,070,000 to $2,000,000. The actual amount raised in the crowdfunding campaign is $1,960,512.50, with additional details and information provided in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report).

At the time of such launch in May 2020, the Company projected that if it raised its maximum funding goal of $1,070,000, without any additional revenue streams or investment, the cash out date would be in June 2021. Based upon actual events to the date of the Company's prior year's Annual Report dated April 30, 2021, the Company revised and extended such original projected cashout date from June 2021 to December 2021, based on raising the existing maximum funding goal of $1,070,000 without any additional revenue streams or investment. With the increase in the maximum offering amount of the crowdfunding campaign from $1,070,000 to $2,000,000 and based upon actual events to the date of the Form C/A Offering Statement for the crowdfunding campaign filed in July 2021, the Company further revised and extended such original projected cash out date from December 2021 to June 2022.

The actual amount raised in the crowdfunding campaign is $1,960,512.50, with additional details and information provided in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Crowdfunding Campaign*" (pp. 12-13 of this Annual Report). Based upon the outcome of the crowdfunding campaign and actual events to the date of this Annual Report, Company Management has further adjusted the projected cash out date from June 2022 to December 2022.

For the $1,960,512.50 of crowdfunding campaign funds actually raised, the total fees and costs of the campaign as of the date of this Annual Report, and as prepared for the Company's internal tracking purposes (such expenses are not necessarily treated as costs of capital for accounting purposes), are approximately $419,842 (approximately 21.4% of the $1,960,512.50 figure), detailed on the next page. In addition, there is approximately $23,550 currently held in the escrow holdback account for this crowdfunding campaign (approximately 1.2% of the $1,960,512.50 figure); since these funds are not currently available to the Company and may be subject to deductions prior disbursement (so the final amount to be disbursed to the Company is uncertain), they are excluded from net available funds. This leaves the Company approximately $1,540,670.50 (approximately 78.6% of the $1,960,512.50 figure) of net available funds for ongoing expenses of the crowdfunding campaign incurred or paid after the date of this Annual Report, other operating costs of the Company and for application to the Company's growth strategies.

Details of expenses associated with the crowdfunding campaign

(as prepared for the Company's internal tracking purposes; the following categories of expenses are not necessarily treated as costs of capital for accounting purposes)

- Fees paid to the funding portal StartEngine: The total fees paid to the funding portal StartEngine to date are approximately $145,184 (which represents approximately 7.4% of the $1,960,512.50 total gross cash proceeds raised in the crowdfunding campaign). This amount includes the initial $10,000 fixed services fee; $4,500 for campaign extension and amendment fees; approximately $70 for a "promote" fee assessed in October 2021; and approximately $130,614 for the split fee. The split fee paid to the funding portal StartEngine is a transaction-based fee that ranges from 3.5% to 9.5% of the total amount of investments raised in the offering, payable from disbursements of funds at each applicable closing. The minimum variable fee of 3.5% increases (i) by 4% for any investment amounts paid by credit card and (ii) by an additional 2% for any investment amounts involving international payments.

- Fees paid to the escrow agent Prime Trust: For the existing campaign, the fees payable to the escrow agent Prime Trust include (i) an escrow cash management fee equal to 50 basis points (0.5%) of amount of investments raised in the offering, not to exceed $4,000; and (ii) additional transaction-based fees, such as for credit card chargebacks during the campaign, that are reconciled during or after conclusion of the offering campaign from the escrow holdback account (such escrow holdback account is funded with 6% of the offering proceeds (net of certain funding portal fees) as closings occur. As of the date of this Annual Report, the Company has paid the maximum $4,000 escrow cash management fee (which represents approximately 0.2% of the $1,960,512.50 total gross cash proceeds raised in the crowdfunding campaign). As of the date of this Annual Report, based upon the most recent information provided by StartEngine, the intermediary/funding portal for the crowdfunding campaign, there is approximately $23,550 currently held in the escrow holdback account for the crowdfunding campaign. This escrow holdback represents approximately 1.2% of the $1,960,512.50 total gross cash proceeds raised in the crowdfunding campaign and is required to be retained by the escrow agent until late June/early July 2021, which is six (6) months after the offering deadline which occurred in late January 2021. At the end of such six (6)-month period, the Company is assessed any final escrow transaction-based fees for the crowdfunding campaign (for example, credit card chargeback fees) and the balance is disbursed to the Company. StartEngine, the intermediary/funding portal for the crowdfunding campaign, has not provided the Company with information to allow the Company to estimate the possible deductions for any such final escrow transaction-based fees, so the amount of any such fees and the balance to be disbursed to the Company are uncertain.

- <u>Advertising/Marketing/Promotion Costs for the Campaign</u>: For the existing campaign, the total advertising/marketing/promotion spend to date is approximately $155,524 (which represents approximately 7.9% of the $1,960,512.50 total gross cash proceeds raised in the crowdfunding campaign). This includes advertising and PR costs, including Facebook Ads and marketing/PR services, to promote the existing crowdfunding campaign as permitted by Regulation Crowdfunding.

- <u>Stock Transfer Agent Fees</u>: Prior to launch of the crowdfunding campaign in May 2020, the Company acted as its own transfer agent and registrar. In connection with launch of the crowdfunding campaign, the Company retained the services of Colonial Stock Transfer Company, Inc. to act as the Company's transfer agent and registrar for the Company's capital stock, including the securities issued in the crowdfunding campaign. Colonial Stock Transfer Company, Inc. is registered as a transfer agent with the U.S. Securities and Exchange Commission. The total stock transfer agent fees paid to date is approximately $13,134 (which represents approximately 0.7% of the $1,960,512.50 total gross cash proceeds raised in the crowdfunding campaign). The ongoing monthly fee for stock transfer agent fees is related to the number of stockholders of the Company currently is $950 per month.

- <u>Other Offering Expenses (Legal/Accounting/Miscellaneous)</u>: Other expenses allocated as costs of the crowdfunding campaign (as opposed to general and administrative expenses) include legal, accounting, and other miscellaneous expenses such as "blue sky" notice filing fees and printing. As of the date of this Annual Report, the material expenses in this category are legal and accounting. The total legal expenses to date (paid and unpaid) associated with the crowdfunding campaign (paid and unpaid, and including all closings, extensions and amendments through conclusion of the crowdfunding campaign, and legal work for this Annual Report) are approximately $75,000 (which is based upon a discounted/fixed fee arrangement and represents approximately 3.8% of the $1,960,512.50 total gross cash proceeds raised in the crowdfunding campaign). The total accounting expenses to date (paid and unpaid, and including costs of the unaudited financial statements accompanying this Annual Report and a financial audit in process) are approximately $27,000 (which represents approximately 1.4% of the $1,960,512.50 total gross cash proceeds raised in the crowdfunding campaign). For so long as the Company is subject to reporting obligations under Regulation Crowdfunding, the Company will continue to have legal and accounting expenses related to the recently concluded crowdfunding campaign.

As to the approximately $1,540,670.50 net available crowdfunding campaign funds figure (which excludes the approximately $23,550 currently held in the escrow holdback account for the crowdfunding campaign), approximately $1,038,036.50 of such funds have been expended to 25 April 2022, and the balance is included in the $311,784 cash on hand and $190,850 short-term accounts receivable figures noted above, which total $502,634.

As to the approximately $1,540,670.50 of net available crowdfunding campaign funds figure, the use of funds has primarily been in testing and designing the new NASA-based method of eliminating ammonia from wastewater, marketing the IX Water product line, commencing services compensation payments to the Company's management team, as well as an increase in personnel (including a new sales director retained in March 2021), and securing new manufacturing space.

The Company is also evaluating new scalant removal tech from the University of New Mexico. As stated above in this section, the Company notes the services compensation payments to the Company's management team, who are owners in the Company's founder IX Power LLC, are for services rendered after launch of the crowdfunding campaign in May 2020. The Company is not under any agreement to pay the IX Power LLC founders back-pay for periods prior to such launch; this is their "sweat equity."

Based upon the outcome of the crowdfunding campaign and actual events to the date of this Annual Report, Company Management currently projects a cash out date in December 2022 (which cash out date is updated from the projected June 2022 cash date referenced in both the prior year's Annual Report dated April 30, 2021 and the Form C/A Offering Statement for the crowdfunding campaign filed in July 2021).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As is customary in the industry, IX Water customers usually pay a fifty percent (50%) deposit when ordering a unit. These funds, along with vendor payment terms, provide sufficient funds to pay the cost of building each IX Water unit. As sales grow, Management expects to generate sufficient cash flow to also cover the Company's overhead.

The Company also has access to AR discounting with existing firms, as well as letter of credit discounting through its bank and others (i.e., Silicon Valley Bank) that have established programs for USA and International Letter of Credit discounting/purchasing.

As described in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of this Annual Report), as of the date of this Annual Report, the Company intends to proceed with a limited Rule 506(b) offering to allow the Company to satisfy certain outstanding related party indebtedness (up to total amount of indebtedness, including interest, of $125,000) by conversion of the applicable indebtedness to equity in lieu of repayment in cash. There will not be cash proceeds from this offering, but the issuance of equity in exchange for conversion of indebtedness will reduce the outstanding liabilities of the Company.

At the time of the launch of the existing crowdfunding campaign in May 2020, the Company's goal was to be cash flow positive at the end of Year 1 of our plan (June 2021), with additional capital only required if Company management decided to acquire another product line or company to add to its product offerings (this is currently not being contemplated). At the time of the filing of this Annual Report, and following conclusion of the crowdfunding campaign, the Company's has further recast such goal to December 2022 due to the global pandemic. Company Management continues to monitor and evaluate the impacts on the Corporation's business and prospects resulting from the COVID-19 pandemic and available data as to capital raising options and market conditions for issuers similarly situated to the Company, to determine if the Company will pursue other options to raise capital.

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Indebtedness

- **Creditor**: Related Persons (as defined below)

  Amount Owed: $116,000*

  > *Approximate amount, calculated on or about the date of this Annual Report, which includes $82,500.00 of principal and approximately $33,500 of accrued but unpaid interest. Interest continues to accrue after the date of this Annual Report until this obligation is paid in full.

  Interest Rate: 18.0%

  Maturity Date: May 31, 2022 (extended from the original June 30, 2020 maturity date)

  As of the May 2020 launch of the recently concluded crowdfunding campaign, the Company had authorized a short-term, non-convertible loan bridge facility, to be funded by certain existing stockholders of the Company and certain non-stockholder persons related, affiliated or personally known to existing stockholders of the Company, in the maximum aggregate principal amount of $125,000 (the "Bridge Facility"); and a total of $82,500 advances had been made under the Bridge Facility at such time. As of the date of this Annual Report, the maximum aggregate principal amount of the Bridge Facility has been reduced from $125,000.00 to $82,500.00, no payments (principal or interest) have been made, and the scheduled maturity date has been extended from the original June 30, 2020 maturity date to May 31, 2022. All unpaid amounts owed pursuant to the Bridge Facility bear interest at a rate of interest equal to 18% per annum; such interest rate increases to 20% if a default occurs under the note. Interest is computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the Bridge Facility is the earliest to occur of (a) 31 May 2022 or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Annual Report for a description of such Stockholder Agreement). No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the Bridge Facility in part or in full at any time without the imposition of any penalty. The events of default are payment defaults (failure to pay amounts when due, subject to a 21- day grace period) and bankruptcy/insolvency defaults. The Company may repay the Bridge Facility from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The Company may also satisfy its obligations under the Bridge Facility (in full or in part, and including interest) by debt conversion pursuant to the limited Rule 506(b) offering described in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of this Annual Report). Since the Bridge Facility indebtedness is, by its stated terms, non-convertible, any conversion of the Bridge Facility indebtedness pursuant to such offering will occur by voluntary conversion of indebtedness, with mutual agreement of the Company and each applicable holder of the indebtedness that is converted. The Company intends to satisfy the Bridge Facility indebtedness in full, by conversion to equity, cash repayment, or a combination, no later than May 31, 2022. The principal amount of these Bridge Facility obligations is included in the Current Liabilities/Bridge loans payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

Indebtedness (continued)

- **Creditor**: Dr. L. Robert (Bob) Libutti

  Amount Owed: $123,012*

  *Approximate amount, calculated on or about the date of this Annual Report, which includes approximately $121,599 of principal (reduced from the previously stated $128,000 principal balance of this Note Payable) and $1,413 of accrued but unpaid interest. These amounts reflect a $18,302 payment against this Note Payable in January 2022, of which approximately $11,901 was applied to accrued and unpaid interest as of the payment date and $1,401 was applied to principal. Interest continues to accrue after the date of this Annual Report until this obligation is paid in full.

  Interest Rate: 4.0%

  Maturity Date: December 31, 2023 (extended from December 31, 2021)

  The Company has executed an amended and restated promissory note (unsecured), dated December 31, 2021, in favor of Dr. Libutti, a current director and officer of the Company, to memorialize $128,000 of loans made by Dr. Libutti to the Company between August 1, 2018 and December 11, 2019. Such amended and restated promissory note amends and supersedes, without novation, and, solely for convenience of reference, restates, the promissory note, dated April 10, 2020, in favor of Dr. Libutti. All unpaid amounts owed pursuant to the terms of the note bear interest at a rate of interest equal to 4% per annum; such interest rate increases to 6% if a default occurs under the note. Interest is computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the note is the earliest to occur of (a) 31 December 2023 (extended from December 31, 2021) or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Annual Report for a description of such Stockholder Agreement). No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the note in part or in full at any time without the imposition of any penalty. The events of default are payment defaults (failure to pay amounts when due, subject to a 21-day day grace period) and bankruptcy/insolvency defaults. The principal amount of this note obligation is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Creditor**: Dr. L. Robert (Bob) Libutti

  Amount Owed: $0 (reduced from the previously stated amount of $55,000; paid in full)

  Interest Rate: 0.0% (paid in full)

  Maturity Date: N/A (paid in full)

  Prior to the Company's first disbursement of funds from the recently concluded crowdfunding campaign, Dr. Libutti advanced funds on behalf of the Company in the total amount of $55,000 for payment of Company expenses. This was an expense reimbursement obligation/payable that did not bear interest and was to be reimbursed at a date or dates mutually agreed to by the Company and Dr. Libutti. The Company anticipated repaying this obligation from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The Company made a $43,301.64 payment toward this obligation in October 2021, reducing the outstanding balance of this obligation from $55,000 to $11,698.36, and then the $11,698.36 balance was paid in full in January 2022. This obligation is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) attached to this Annual Report.

Indebtedness (continued)

- **Creditor**: Dr. Otis (Pete) Peterson
  Amount Owed: $0 (paid in full)
  Interest Rate & Maturity Date: N/A (paid in full)
  The Company previously executed a promissory note (unsecured), dated April 10, 2020, in favor of Dr. Peterson, a current officer of the Company, to memorialize $5,000 of loans made by Dr. Peterson to the Company on May 14, 2019, with a non-default interest rate of 4% and a default interest rate of 6%. Under the terms of such note, interest was to be computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the note was the earliest to occur of (a) 31 December 2021 or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Annual Report for a description of such Stockholder Agreement). By agreement of the Company and Dr. Peterson, and notwithstanding any provisions of the note to the contrary, all obligations under such note have been paid and satisfied in full prior to the stated maturity by payments made in 2020 and 2021 in the total amount of $5,497.94. The principal amount of this note obligation is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Creditor**: Dr. Otis (Pete) Peterson
  Amount Owed: $5,000
  Interest Rate: 0.0%
  Maturity Date: N/A
  Prior to the Company's first disbursement of funds from the recently concluded crowdfunding campaign, Dr. Peterson, a current officer of the Company, advanced funds on behalf of the Company for payment of Company expenses. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and Dr. Peterson. The Company may repay this obligation from proceeds of equity offerings, including the recently concluded crowdfunding campaign. This obligation is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Creditor**: Paul Gatzemeier
  Amount Owed: $4,975 (corrected from the previously stated amount of $3,975)
  Interest Rate: 0.0% (cash repayment); 18.0% (repayment by debt conversion)
  Maturity Date: N/A
  Prior to the Company's first disbursement of funds from the recently concluded crowdfunding campaign, Mr. Gatzemeier, a current director of the Company, advanced funds on behalf of the Company for payment of Company expenses. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and Mr. Gatzemeier. The Company may repay this obligation from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The Company may also satisfy this obligation, with consent of Mr. Gatzemeier, by debt conversion pursuant to the limited Rule 506(b) offering described in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of this Annual Report). If this Company obligation is satisfied by debt conversion in lieu of cash repayment, the amount to be converted will include not only the $4,975 amount advanced but also an additional assumed interest amount for the conversion (calculated at rate of 18% per annum from the date of the advance; such additional amount is approximately $1,915 as of the date of this Annual Report). This obligation is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) attached to this Annual Report.

Indebtedness (continued)

- **Creditor**: Corporate/Securities Counsel

  Amount Owed: $30,000 (reduced from the previously stated amount of $55,000)

  Interest Rate: 0.0% (an interest rate could apply in the future)

  The stated $30,000.00 amount is for legal services related to corporate and securities transactions prior to the launch of the crowdfunding campaign in May 2020 and does <u>not</u> include fees and costs for legal services related to the recently concluded crowdfunding campaign, which are referenced below. To the extent not paid from other sources (such as sales revenue or proceeds of any separate and future securities offerings of Company securities), the Company has reserved a portion of the proceeds of the crowdfunding campaign funds for repayment of existing liabilities, including this indebtedness (or a portion of this indebtedness). The amount of this obligation was reduced from $55,000 to $30,000 based upon payments remitted during 2021, and Corporate/Securities Counsel waived any requirement for the payment of interest on the obligations repaid. As of the date of this Annual Report, interest is not accruing on the balance of the obligation owed, but an interest term could become applicable based upon the period of time this obligation remains outstanding. This obligation is included in the Current Liabilities/Accounts payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Creditor**: Corporate/Securities Counsel

  Amount Owed: $45,000

  Interest Rate: 0.0% (an interest rate could apply in the future)

  As described above in the section of this Annual Report titled "*Liquidity and Capital Resources*," the total legal expenses to date (paid and unpaid) associated with the Company's crowdfunding campaign which commenced in May 2020 and recently concluded (including all closings, extensions and amendments to date, and legal work for this Annual Report) are approximately $75,000 (based upon a discounted/fixed fee arrangement). The $45,000 listed above is the unpaid balance of such legal expenses as of the date of this Annual Report. As of the date of this Annual Report, interest is not accruing on the balance of the obligation owed, but an interest term could become applicable based upon the period of time this obligation remains outstanding. This obligation is included in the Current Liabilities/Accounts payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Creditor**: Intellectual Property Counsel

  Amount Owed: $34,000 (reduced from the previously stated amount of $44,000)

  Interest Rate: 0.0% (an interest rate could apply in the future)

  To the extent not paid from other sources (such as sales revenue or proceeds of any separate and future securities offerings of Company securities), the Company has reserved a portion of the proceeds of the crowdfunding campaign funds for repayment of existing liabilities, including this indebtedness (or a portion of this indebtedness). The amount of this obligation was reduced from $44,000 to $34,000 based upon payments remitted during 2021, and Intellectual Property Counsel waived any requirement for the payment of interest on the obligations repaid. As of the date of this Annual Report, interest is not accruing on the balance of the obligation owed, but an interest term could become applicable based upon the period of time this obligation remains outstanding. This obligation is included in the Current Liabilities/Accounts payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

Indebtedness (continued)

- **Creditor**: Receivables Factoring

  Amount Owed: $0

  Interest Rate: 0.0%-Varies

  The Company may, from time to time, leverage its accounts receivable (AR) to insure cash flow. The Company has existing relationships with various non-bank entities under which AR may be purchased for a discount based on the nature of the accounts receivable and Company creditworthiness. A lien against Company assets may also be filed to further ensure collection of AR. As of the date of this Annual Report, the Company has no outstanding obligations with respect to receivables factoring. Previously outstanding obligations with respect to receivables factoring are included in the Current Liabilities/Factoring loans payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

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Related Party Transactions

- **Name of Entity**: IX Power LLC

  Names of 20% owners: IX Power LLC is the Company's founder and is owned by the following members of the Company's management team (each owning 20% of IX Power LLC as of the date of this Form C): John R. (Grizz) Deal, CEO; Randall (Randy) Wilson, CFO; Deborah A. Blackwell, CMO; Dr. Otis (Pete) Peterson, CTO, and Dr. L. Robert (Bob) Libutti, Chief Product Strategist.

  Relationship to Company: 20%+ Owner

  Nature / amount of interest in the transaction: Intellectual Property License

  Material Terms: The Company's success is dependent, in large part, upon the patent rights acquired from Los Alamos National Security, LLC ("LANS"). LANS conducts research and development at Los Alamos National Laboratory for the U.S. Government under a contract with the U.S. Department of Energy. The technology underlying these patent rights was originally jointly developed by LANS, The Board of Regents of the University of Texas System ("UT"), and New Mexico Tech Research Foundation ("NMTRF"). The Company's founder, IX Power LLC, acquired LANS' rights and interest in such patent rights in April 2013, and entered into a Royalty-Sharing Agreement and Joint Invention Management Agreement with UT and NMTRF (NMTRF's interests in such agreement were subsequently assigned to Karen Bailey-Bowman) (the "Joint Invention RSA"). From the Company's incorporation until 2017, the Company was licensing the patent rights from IX Power LLC. In 2017, IX Power LLC and the Company completed an outright assignment of the IX Power patent rights from IX Power LLC to the Company, and the Company assumed IX Power LLC's obligations under the Joint Invention RSA. The patent rights are currently jointly owned by the Company, UT and Ms. Bowman (as assignee of NMTRF), subject to the Joint Inventions RSA.

- **Name of Entity**: IX Power Foundation, Inc.

  Names of 20% owners: Not applicable - IX Power Foundation, Inc. is an IRS designated 501(c)(3) entity.

  Relationship to Company: Other – Non-governmental organization (NGO) established under the IX Power brand to support people, new technologies, services and projects for a better world. IX Power Foundation's fundraising mission includes fundraising to support the Company's products and services. Deborah Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation.

  Nature / amount of interest in the transaction: Expense Reimbursement - $12,819

  Material Terms: The Company previously incurred expenses that benefitted not only the Company but also IX Power Foundation. The Company and IX Power Foundation have agreed that IX Power Foundation will reimburse the Company for a portion of such expenses, in the amount of $12,819. Such expense reimbursement is payable on demand and does not bear interest. The receivable associated with such expense reimbursement is included in the Current Assets/Due from related party line item in the Company's financial statements (balance sheets) attached to this Annual Report.

Related Party Transactions (continued)

- **Name of Individual**: Dr. L. Robert (Bob) Libutti
  Relationship to Company: Director & Officer
  Nature / amount of interest in the transaction: Note Payable - $123,012*
    *Approximate amount, calculated on or about the date of this Annual Report, which includes approximately $121,599 of principal (reduced from the previously stated $128,000 principal balance of this Note Payable) and $1,413 of accrued but unpaid interest. These amounts reflect a $18,302 payment against this Note Payable in January 2022, of which approximately $11,901 was applied to accrued and unpaid interest as of the payment date and $1,401 was applied to principal. Interest continues to accrue after the date of this Annual Report until this obligation is paid in full.
  Material Terms: The Company has executed an amended and restated promissory note (unsecured), dated December 31, 2021, in favor of Dr. Libutti, a current director and officer of the Company, to memorialize $128,000 of loans made by Dr. Libutti to the Company between August 1, 2018 and December 11, 2019. Such amended and restated promissory note amends and supersedes, without novation, and, solely for convenience of reference, restates, the promissory note, dated April 10, 2020, in favor of Dr. Libutti. All unpaid amounts owed pursuant to the terms of the note bear interest at a rate of interest equal to 4% per annum; such interest rate increases to 6% if a default occurs under the note. Interest is computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the note is the earliest to occur of (a) 31 December 2023 (extended from December 31, 2021) or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Annual Report for a description of such Stockholder Agreement). No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the note in part or in full at any time without the imposition of any penalty. The events of default are payment defaults (failure to pay amounts when due, subject to a 21-day day grace period) and bankruptcy/insolvency defaults. The principal amount of this note obligation is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Name of Individual**: Dr. Otis (Pete) Peterson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Note Payable - $0 (paid in full)
  Material Terms: The Company previously executed a promissory note (unsecured), dated April 10, 2020, in favor of Dr. Peterson, a current officer of the Company, to memorialize $5,000 of loans made by Dr. Peterson to the Company on May 14, 2019, with a non-default interest rate of 4% and a default interest rate of 6%. Under the terms of such note, interest was to be computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the note was the earliest to occur of (a) 31 December 2021 or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Annual Report for a description of such Stockholder Agreement). By agreement of the Company and Dr. Peterson, and notwithstanding any provisions of the April 10, 2020 to the contrary, all obligations under this note have been paid and satisfied in full prior to the stated 31 December 2021 maturity by payments made in 2020 and 2021 in the total amount of $5,497.94.

Related Party Transactions (continued)

- **Name of Individual**: Dr. L. Robert (Bob) Libutti

  Relationship to Company: Director & Officer

  Nature / amount of interest in the transaction: Bridge Facility Loan Advances - $21,000*
  *Approximate amount, calculated on or about the date of this Annual Report, which includes $15,000 of principal and approximately $6,500 of accrued but unpaid interest. Interest continues to accrue after the date of this Annual Report until this obligation is paid in full.

  Material Terms: As of the May 2020 launch of the recently concluded crowdfunding campaign, the Company had authorized a short-term, non-convertible loan bridge facility, to be funded by certain existing stockholders of the Company and certain non-stockholder persons related, affiliated or personally known to existing stockholders of the Company, in the maximum aggregate principal amount of $125,000 (the "Bridge Facility"); and a total of $82,500 advances had been made under the Bridge Facility at such time, of which $15,000 of such advances were made by Dr. Libutti. As of the date of this Annual Report, the maximum aggregate principal amount of the Bridge Facility has been reduced from $125,000.00 to $82,500.00, no payments (principal or interest) have been made, and the scheduled maturity date has been extended from the original June 30, 2020 maturity date to May 31, 2022. All unpaid amounts owed pursuant to the Bridge Facility bear interest at a rate of interest equal to 18% per annum; such interest rate increases to 20% if a default occurs under the note. Interest is computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the Bridge Facility is the earliest to occur of (a) 31 May 2022 or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Annual Report for a description of such Stockholder Agreement). No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the Bridge Facility in part or in full at any time without the imposition of any penalty. The events of default are payment defaults (failure to pay amounts when due, subject to a 21- day grace period) and bankruptcy/insolvency defaults. The Company may repay the Bridge Facility from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The Company may also satisfy its obligations under the Bridge Facility (in full or in part, and including interest) by debt conversion pursuant to the limited Rule 506(b) offering described in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of this Annual Report). Since the Bridge Facility indebtedness is, by its stated terms, non-convertible, any conversion of the Bridge Facility indebtedness pursuant to such offering will occur by voluntary conversion of indebtedness, with mutual agreement of the Company and each applicable holder of the indebtedness that is converted. The Company intends to satisfy the Bridge Facility indebtedness in full, by conversion to equity, cash repayment, or a combination, no later than May 31, 2022. The principal amount of these Bridge Facility obligations is included in the Current Liabilities/Bridge loans payable line item in the Company's financial statements (balance sheets) attached to this Annual Report.

Related Party Transactions (continued)

- **Name of Individual**: Dr. L. Robert (Bob) Libutti
  Relationship to Company: Director & Officer
  Nature / amount of interest in the transaction: Reimbursement of Company expenses - $0 (reduced from the previously stated amount of $55,000; paid in full)
  Material Terms: Prior to the Company's first disbursement of funds from the recently concluded crowdfunding campaign, Dr. Libutti advanced funds on behalf of the Company in the total amount of $55,000 for payment of Company expenses. This was an expense reimbursement obligation/payable that did not bear interest and was to be reimbursed at a date or dates mutually agreed to by the Company and Dr. Libutti. The Company anticipated repaying this obligation from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The Company made a $43,301.64 payment toward this obligation in October 2021, reducing the outstanding balance of this obligation from $55,000 to $11,698.36, and then the $11,698.36 balance was paid in full in January 2022. This obligation is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Name of Individual**: Dr. Otis (Pete) Peterson
  Relationship to Company: Director & Officer
  Nature / amount of interest in the transaction: Reimbursement of Company expenses - $5,000
  Material Terms: Prior to the Company's first disbursement of funds from the recently concluded crowdfunding campaign, Dr. Peterson, a current officer of the Company, advanced funds on behalf of the Company for payment of Company expenses. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and Dr. Peterson. The Company may repay this obligation from proceeds of equity offerings, including the recently concluded crowdfunding campaign. This obligation is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Name of Individual**: Paul Gatzemeier
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Reimbursement of Company expenses - $4,975 (corrected from the previously stated amount of $3,975)
  Material Terms: Prior to the Company's first disbursement of funds from the recently concluded crowdfunding campaign, Mr. Gatzemeier, a current director of the Company, advanced funds on behalf of the Company for payment of Company expenses. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and Mr. Gatzemeier. The Company may repay this obligation from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The Company may also satisfy this obligation, with consent of Mr. Gatzemeier, by debt conversion pursuant to the limited Rule 506(b) offering described in the section of this Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of this Annual Report). If this Company obligation is satisfied by debt conversion in lieu of cash repayment, the amount to be converted will include not only the $4,975 amount advanced but also an additional assumed interest amount for the conversion (calculated at rate of 18% per annum from the date of the advance; such additional amount is approximately $1,915 as of the date of this Annual Report). This obligation is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) attached to this Annual Report.

Related Party Transactions (continued)

- **Name of Individual**: John R. (Grizz) Deal
  Relationship to Company: Director & Officer
  Nature / amount of interest in the transaction: Cash advance for equipment purchases on behalf of the Company – Varies
  Material Terms: The Company from time to time makes cash advances to Mr. Deal, through an entity controlled by Mr. Deal, for the purposes of facilitating equipment purchases on behalf of the Company. The aggregate amount of such cash advances, for planned equipment purchases not yet completed, was $20,047 as of December 31, 2020, $30,121 as of December 31, 2021, and is not more than $40,000 as of the date of this Annual Report. The equipment purchases subject to these cash advances may be funded from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The receivable(s) associated with these advances are included in the Current Assets/Due from related party line item in the Company's financial statements (balance sheets) attached to this Annual Report.

- **Name of Individual**: John R. (Grizz) Deal & Deborah A. Blackwell
  Relationship to Company: John R. (Grizz) Deal, Director & Officer; Deborah A. Blackwell, Officer
  Nature / amount of interest in the transaction: Disclosure of family relationships among management team members.
  Material Terms: John R. (Grizz) Deal, a director and officer of the Company, and Deborah A. Blackwell, an officer of the Company, are siblings.

- **Name of Individual**: All Directors & Officers of the Company
  Relationship to Company: Director and/or Officer
  Nature / amount of interest in the transaction: Disclosure of interests of current directors and officers in the Company's securities.
  Material Terms: All directors and officers of the Company have direct or indirect interests in the Company's securities. Investment/purchase amounts vary.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Regulatory Information (continued)

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.IxWater.com (http:// www.IxWater.com/investor).

The Company must continue to comply with the ongoing reporting requirements until:

- 4 , it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- 5 , it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
- 6 , it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
- 7 , it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- 8 , it liquidates or dissolves its business in accordance with state law.

Attachments

Addendum 1, Description of Capital Stock
Exhibit A, Existing Certificate of Incorporation
Exhibit B, Stockholder Agreement
Exhibit C, Unaudited Financial Statements (Years ending 2021 and 2020)*

*The Company is in the process of completing audited financial statements. Such audited financial statements, once available, will be published via an amendment to this Annual Report

ADDENDUM 1
TO IX POWER CLEAN WATER, INC. ANNUAL REPORT DATED 28 APRIL 2022

<u>DESCRIPTION OF CAPITAL STOCK; TRANSFER RESTRICTIONS; STOCKHOLDER AGREEMENT</u>

The terms "IX Water," "Nine Power," the "Company," "we," "us," and "our" refer to IX Power Clean Water, Inc.

All references in this Addendum to "the Annual Report" or "this Annual Report" refer to the Company's Form C-AR (Annual Report), including all exhibits and addendums thereto. This Addendum 1 is attached to and made a part of such Annual Report.

As used in this Addendum: (a) the term "Securities" means the shares of Class B Non-Voting Common Stock offered in the Offering (as defined in clause (b)); (b) references to "the Offering" mean the Company's crowdfunding campaign, which launched in May 2020 and recently concluded prior to the date of this Annual Report; additional information and details as to such completed crowdfunding campaign are available at https://www.startengine.com/ix-water; and (c) the term "Crowdfunding Investor" means a purchaser of the Class B Non-Voting Common Stock in the Offering.

All references in this Addendum to "$" or "dollars" are to United States dollars, unless specifically stated otherwise.

This Addendum is comprised of three sections:

- Description of Capital Stock (pages 1 to 15 of this Addendum)
- Transfer Restrictions (page 15 of this Addendum).
- Stockholder Agreement (pages 16 to 22 of this Addendum).

DESCRIPTION OF CAPITAL STOCK

*Our current certificate of incorporation is the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on May 16, 2018, a copy of which is attached as Exhibit A to the Annual Report (the "**Existing Certificate of Incorporation**"). Our current bylaws are our bylaws adopted September 17, 2014 and amended February 3, 2020, a copy of which are available to Company stockholders (including the Crowdfunding Investors) upon request to the Company (the "**Bylaws**"). The current stockholder agreement in effect among the Company and its stockholders is the Second Amended and Restated Stockholder Agreement, dated as of May 17, 2018, by and among the Company and its stockholders from time to time party thereto, a copy of which agreement as in effect on date of this Annual Report is attached as Exhibit B to the Annual Report (the "**Existing Stockholder Agreement**").*

The following is a summary of the rights of the Company's Common Stock and Preferred Stock and certain provisions of our Existing Certificate of Incorporation, Existing Bylaws and Existing Stockholder Agreement, as in effect on the date of the Annual Report and as they are expected to be in effect at the completion of the Offering (<u>provided, however</u>, that nothing in the Annual Report prevents or limits the Company, with any requisite Board of Director and/or stockholder approvals, from amending, restating, supplementing or otherwise modifying any such documents and agreements after the date of the Annual Report). This summary does not purport to be complete and is qualified in its entirety by the provisions of our Existing Certificate of Incorporation, Existing Bylaws and Existing Stockholder Agreement, and to the applicable provisions of Delaware law.

I.   CERTAIN DEFINITIONS

The following terms, when used in this Addendum, have the following meanings:

"***Class A Common Stock***" means shares of the Company's Class A Common Stock, par value $0.001 per share.

"***Class B Non-Voting Common Stock***" means shares of the Company's Class B Non-Voting Common Stock, par value $0.001 per share.

"***Common Stock***" means shares of the Company's common stock, par value $0.001 per share, including all shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock.

"**Company Securities**" means "securities" as defined in Section 2(a)(1) of the Securities Act of 1933, as amended, and includes capital stock or other equity interests or any options, warrants or other Company Securities that are directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other equity or equity-linked interests, including phantom stock and stock appreciation rights.

"**Crowdfunding Investors**" means the investors who acquire shares of the Company's Class B Non-Voting Common Stock pursuant to the Offering. The Crowdfunding Investors join and are referred to as "Additional Stockholders" in the Existing Stockholder Agreement and are <u>not</u> part of the defined "Investors" stockholder group for purposes of the Existing Stockholder Agreement. *See* the section of this Addendum 1 titled "*Stockholder Agreement*" (pp.16-22 of this Addendum 1).

"**Deemed Liquidation Event**" means, unless otherwise agreed by the written consent or affirmative vote of the Requisite Preferred Holders (as defined below) and the Company, any the following events:

<u>Acquisition</u>. Any (i) consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of Company or such surviving or successor entity outstanding immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which more than 50% of the Company's voting power is transferred, but excluding any consolidation or merger effected solely for the purpose of reincorporating the Company in another state or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction; or (ii) sale of shares of capital stock of the Company, in a single transaction or series of related transactions, representing more than 50% of the voting power of the voting securities of the Company, but excluding any transaction or series of transactions principally for bona fide equity financing purposes in which the Company issues new securities primarily for cash or the cancellation or conversion of indebtedness of the Company or a combination thereof for the purpose of financing the operations and business of the Company; or

<u>Asset Transfer</u>. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, in a single transaction or series of related transactions (excluding, however, any license (whether or not exclusive) that is granted or entered into in the ordinary course).

<u>provided</u>, <u>however</u>, that an event that triggers automatic conversion of the Company's outstanding Preferred Stock into Common Stock in accordance with the Existing Certificate of Incorporation is not a Deemed Liquidation Event.

"**DGCL**" means the General Corporation Law of the State of Delaware.

"**Founder**" means IX Power LLC, a Colorado limited liability company. IX Power LLC is owned by the following members of the Company's existing management team (each owning 20% of IX Power LLC as of the date of the Annual Report):   John R. (Grizz) Deal; Randall (Randy) Wilson; Deborah A. (Deal) Blackwell; Dr. Otis (Pete) Peterson; and Dr. L. Robert (Bob) Libutti.

"**Preferred Stock**" means collectively, all shares of the Company's preferred stock, par value $0.001 per share, including all shares of the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock.

"**Requisite Preferred Holders**" means the holders of a majority of the outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (<u>provided</u> that, for so long as any shares of Series A Preferred Stock remain outstanding, such majority shall include the holders of at least 20% of the outstanding shares of Series A Preferred Stock).

"**Seed Round Investors**" means the investors who acquired their shares in the Company's "seed round." Such investors acquired convertible securities in 2012 and 2013 and the indebtedness evidenced by such securities was converted into voting common shares of the Company in late 2013 and early 2014. The Seed Round Investors currently hold shares of the Class A Common Stock. The Seed Round Investors are referred as "Common Investors" in the Existing Stockholder Agreement and are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"**Series A Investors**" means the investors who acquired shares of the Company's Series A Preferred Stock pursuant to the Company's Series A Preferred Stock financing (see the section of the Annual Report titled "*Recent Securities Offerings*"). The initial closing of such financing occurred on October 6, 2014, and additional closings occurred between October 2014 and February 2018. Certain Series A Investors also acquired shares of Class A Common Stock in September/October 2019 upon exercise of certain "Early Investor Warrants" issued as part of the Series A Preferred Stock financing. The Series A Investors are referred as "Series A Investors" in the Existing Stockholder Agreement and are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"**Series A Preferred Stock**" means collectively, all shares of the Company's Series A Preferred Stock, par value $0.001 per share.

"**Series B Investors**" means (i) the investors who acquired shares of the Company's Series B Non-Voting Preferred Stock pursuant to either (A) the first and only closing of the Company's Rule 506(c) offering of its Series B Non-Voting Preferred that occurred in May 2018 or (B) closings of the Company's Rule 506(b) offering of its Series B Non-Voting Preferred and certain non-voting common warrants that occurred in April 2020 prior to commencement of the Offering (see the section of the Annual Report titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of the Annual Report), (ii) any and all investors who acquire shares of the Company's Series B Non-Voting Preferred Stock pursuant to the limited Rule 506(b) offering of Series B Non-Voting Preferred that is pending and is described in the section of the Annual Report to which this Addendum 1 is attached, titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of the Annual Report), and (iii) any and all investors who acquire shares of the Company's Series B Non-Voting Preferred Stock pursuant to any additional, future offering(s) of the legally authorized but unissued shares of Series B Non-Voting Preferred Stock after the date of the Annual Report. The Series B Investors are referred as "Series B Investors" in the Existing Stockholder Agreement and are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"**Series B Non-Voting Preferred Stock**" means collectively, all shares of the Company's Series B Non-Voting Preferred Stock, par value $0.001 per share.

"**Stock Reclassification**" means the 8.2-for-1 forward stock split and stock reclassification effected on May 16, 2018 pursuant to the Existing Certificate of Incorporation. Such Stock Reclassification included: (i) the reclassification of the original common stock of the Company (all of such original common stock being of a single class) into two separate classes of Common Stock – the Class A Common Stock and the Class B Non-Voting Common Stock; (ii) an 8.2-for-1 forward stock split of all the shares of the Company's original common stock that were issued and outstanding immediately prior to the filing of the Existing Certificate of Incorporation, with such shares of original common stock being subdivided, reclassified and changed into shares of an authorized Class A Common Stock; and (iii) an 8.2-for-1 forward stock split of all the shares of the Company's Series A Preferred Stock that were issued and outstanding immediately prior to the filing of the Existing Certificate of Incorporation.

II. AUTHORIZED CAPITAL

As of the date of the Annual Report, the authorized capital of the Company consists of:

- 11,000,000 shares of Class A Common Stock, 8,366,699 shares of which are issued and outstanding as of the date of the Annual Report;

- 6,000,000 shares of Class B Non-Voting Common Stock, of which 1,672,899 are issued and outstanding as of the date of the Annual Report (this is the security offered in the Offering); and

- 4,181,850 shares of Preferred Stock, of which (i) 2,021,850 shares have been designated Series A Preferred Stock, all of which are issued and outstanding as of the date of the Annual Report; and (ii) 2,160,000 shares have been designated Series B Non-Voting Preferred Stock, 528,067 of which are issued and outstanding as of the date of the Annual Report.

The following additional information in this "*Authorized Capital*" section is provided as of the date of the Annual Report, and all of the share numbers and price per share figures described herein take into account, and have been adjusted for, the Stock Reclassification.

A. ***Class A Common Stock (11,000,000 shares currently authorized)***

    i.   Issued Shares:

The 8,366,699 issued and outstanding shares of Class A Common Stock are held as follows:

- 6,813,438 shares are held by the Founder.

- 1,504,601 shares are held by the Seed Round Investors. The original issue price for such shares is $0.3246 per share (which per share price reflects adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

- 48,660 shares are held by certain Series A Investors, who acquired such shares upon exercise of common stock warrants that were issued as part of the early closings of the Series A Preferred Stock financing (October 6, 2014 through the end of January 2015). The maximum number of shares of Class A Common Stock that could have been issued upon exercise of such warrants was 68,832 shares, but only 48,660 shares were actually issued upon exercise of such warrants. The exercise price for such warrants was $0.3246 per share. The warrants expired on October 6, 2019 (the 5th anniversary of the initial closing date of the Series A Preferred Stock financing), so no additional shares of Class A Common Stock will be issued in connection with these warrants.

    ii.   Options/Warrants: None at this time.

    iii.   Authorized but Unissued Shares - Share Reservation for Series A Preferred Stock:
The Series A Preferred Stock is convertible into the Class A Common Stock, so the Company has reserved 2,021,850 of the 2,633,301 authorized but unissued shares of Class A Common Stock for conversion of the Series A Preferred Stock in accordance with the provisions of the Existing Certificate of Incorporation.

    iv.   Authorized but Unissued Shares - No Share Reservations; Available for Issuance:
After taking into account the share reservations described above, the Company has 611,451 of its authorized but unissued shares of Class A Common Stock available for issuance. See the section below titled "*Authorized but Unissued Shares - Additional Information/Dilution*."

B. ***Class B Non-Voting Common Stock (6,000,000 shares currently authorized)***

    a.   Issued Shares: The 1,672,899 issued and outstanding shares of Class B Non-Voting Common Stock are held by Crowdfunding Investors (excluding StartEngine Capital, LLC, the intermediary/funding portal for the Offering), including certain directors and officers who have invested personal funds in the Offering. Such 1,672,899 shares have been issued in exchange for approximately $1,960,512.50 cash consideration. 104,489, or approximately 6.25%, of such 1,672,899 shares are "bonus shares" issued in the Offering.

    b.   Options/Warrants:
- 480,000 shares of Class B Non-Voting Common Stock are reserved by the Company for warrants issued to certain Series B Investors as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Offering. The exercise price of such warrants is $1.25 per share. The warrant expiration date is April 1, 2025, subject to early termination upon an initial public offering of the Company's capital stock and certain corporate transaction events as described in the warrant.

- 82,000 shares of Class B Non-Voting Common Stock are reserved by the Company for options, which are reserved but not yet outstanding.

c. <u>Authorized but Unissued Shares – Share Reservations for the Offering</u>: 31,368 shares issuable to StartEngine Capital, LLC, the intermediary/funding portal for the Offering, are reserved but unissued. As of the date of this Annual Report, the Company and StartEngine Capital, LLC have a pending and unresolved item pertaining to the form of subscription agreement to be executed by StartEngine Capital, LLC as a condition to the issuance of such shares in order to satisfy the requirements of Regulation Crowdfunding that such shares have the same terms, conditions and rights as the shares of Class B Non-Voting Common Stock offered and sold by the Company to the cash investors in the Offering. Such 31,368 shares constitute the equity compensation payable by the Company to StartEngine Capital, LLC for services provided to, or for the benefit of, the Company in connection with the Offering (which is shares of Class B Non-Voting Common Stock of the Company equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the Offering).

d. <u>Authorized but Unissued Shares - Share Reservation for Series B Non-Voting Preferred Stock</u>:

Since the Series B Non-Voting Preferred Stock is convertible into the Class B Non-Voting Common Stock, the Company has reserved up to 2,160,000 of the authorized but unissued shares of Class B Non-Voting Common Stock (equivalent to the total number of legally authorized shares of Series B Non-Voting Preferred Stock) for conversion of the Series B Non-Voting Preferred Stock in accordance with the provisions of the Existing Certificate of Incorporation.

e. <u>Authorized but Unissued Shares - No Share Reservations; Available for Issuance</u>:

After taking into account the share reservations described above, the Company has a minimum of 1,573,733 of its authorized but unissued shares of Class B Non-Voting Common Stock available for issuance. See the section below titled "*Authorized but Unissued Shares - Additional Information/Dilution*." This number could increase if any of the above-described share reservations are eliminated or reduced. For example, if less than all of the 2,160,000 legally authorized shares of Series B Non-Voting Preferred end up being issued by the Company, the total number of shares of Class B Non-Voting Common Stock reserved for conversion of the Series B Non-Voting Preferred would be reduced. Also, the actual number of shares of Class B Non-Voting Common Stock issued in connection with the Offering could be less than the total number of reserved shares.

C. *Series A Preferred Stock (2,021,850 shares currently authorized)*

All of the 2,021,850 issued and outstanding shares of Series A Preferred Stock are held by the Series A Investors, and there are no authorized but unissued shares of the Series A Preferred Stock.

The original issue price of the Series A Preferred Stock (including for calculating liquidation preferences and for purposes of price-based anti-dilution protection) is $0.749512 per share (which per share price reflects adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

D. *Series B Non-Voting Preferred Stock (2,160,000 shares currently authorized)*

The original issue price of the Series B Non-Voting Preferred Stock (including for calculating liquidation preferences and for purposes of price-based anti-dilution protection) is $1.25 share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

i. <u>Issued Shares</u>: The 528,067 issued and outstanding shares of Series B Non-Voting Preferred Stock are held by the Series B Investors who acquired such shares prior to the date of the Annual Report (see the definition of "*Series B Investors*" above).

ii. <u>Authorized but Unissued Shares - Share Reservation for Pending Limited Rule 506(b) Offering</u>: The Company has reserved up to 100,000 of the authorized but unissued shares of Series B Non-Voting Preferred Stock (equivalent to $125,000 based upon the $1.25 original issue price of the Series B Non-Voting Preferred Stock) for the limited Rule 506(b) offering of Series B Non-Voting Preferred that is pending and is described in the section of the Annual Report to which this Addendum 1 is attached, titled "*Ownership and Capital Structure; Rights of the Securities: Recent Offerings of Securities*" (pp. 10-12 of the Annual Report). The outside offering deadline for such offering is May 31, 2022. Upon completion of such offering, any portion of the 100,000 authorized shares of the Series B Non-Voting Preferred Stock (and the associated shares of Class B Non-Voting Common Stock reserved for conversion of such shares of Series B Non-Voting Preferred stock) reserved for such offering shall be released and available for issuance by the Company, subject to any subsequent resolutions adopted by the Board and/or voting stockholders of the Company that are applicable to such shares.

iii. <u>Authorized but Unissued Shares - No Share Reservations; Available for Issuance</u>: After taking into account the share reservations described above, there are 1,531,933 authorized but unissued shares of the Series B Non-Voting Preferred Stock. See the section below titled "*Authorized but Unissued Shares - Additional Information/Dilution*."

E. *Authorized but Unissued Shares - Additional Information/Dilution*

After taking into account the share reservations described above, the Company has the following authorized but unissued shares available for issuance: (i) 611,451 authorized but unissued shares of Class A Common Stock; (ii) 1,531,933 authorized but unissued shares of Series B Non-Voting Preferred Stock; and (iii) a minimum of 1,573,733 authorized but unissued shares of Class B Non-Voting Common Stock. The Company may issue and sell any or all of these authorized but unissued shares of Common Stock and/or Series B Non-Voting Preferred Stock on such terms and conditions as the Company's Board of Directors, in its sole discretion, may determine without consent of any of the Crowdfunding Investors or any of the other stockholders of the Company (except that any and all future issuances of shares of the authorized but unissued shares of Series B Non-Voting Preferred Stock require approval of the holders of a majority of the each class of the Company's voting stock, which is the Class A Common Stock and Series A Preferred Stock).

For example, but without limitation, the Company's Board of Directors may determine to issue shares of such Common Stock and/or Series B Non-Voting Preferred Stock, or options or other securities convertible or exercisable into shares of such Common Stock and/or Series B Non-Voting Preferred Stock (a) in connection with future offerings of its debt or equity securities (whether now existing or authorized in the future), (b) pursuant to equity incentive awards to qualified employees, non-employee directors, consultants or advisors, (c) pursuant to the acquisition of another company by the Company by merger, consolidation, purchase of substantially all of the assets or similar business combination, (d) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships, or (e) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction. All of the issuances described in the foregoing clauses (b) through (e) are exempt from the price-based anti-dilution protection for the Preferred Stock. If the Company's Board of Directors authorizes an issuance that is not exempt from the price-based anti-dilution protection for the Preferred Stock (or any series of the Preferred Stock), then the issuance would be subject to and trigger (unless waived) such price-based anti-dilution protection. *See also* the "*Dilution*" section of the Annual Report.

II. <u>COMMON STOCK - EQUAL STATUS AND RELATIONSHIP TO THE PREFERRED STOCK</u>

Except as provided in the Existing Certificate of Incorporation (*see* Section B of Article IV; for example, in respect of voting rights), the Class A Common Stock and Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. The voting, dividend and liquidation rights of the holders of each class of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

III. <u>VOTING RIGHTS</u>

A. Voting Rights - Overview

Except as set forth in the Existing Certificate of Incorporation or as otherwise required by the DGCL or other applicable law which cannot be superseded by the provisions of the Existing Certificate of Incorporation:

- the holders of the Class A Common Stock and, so long as any shares of the Series A Preferred Stock remain outstanding the holders of the Series A Preferred Stock, possess exclusively all voting power; and

- the holders of shares of the Series B Non-Voting Preferred Stock and Class B Non-Voting Common Stock have no voting rights.

B. Voting Stock

(i) Voting Rights Generally.

(1)   Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by the DGCL or other applicable law, holders of Class A Common Stock, as such, are not entitled to vote on any amendment to the Existing Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Existing Certificate of Incorporation or pursuant to the DGCL.

(2)   Series A Preferred Stock. Each holder of Series A Preferred Stock is entitled to one vote for each share of Class A Common Stock into which such share of Preferred Stock could be converted. Fractional votes are not permitted, and any fractional voting rights available on an as-converted to Class A Common Stock basis will be rounded to the nearest whole number (with one-half being rounded upward). Except as set forth in the Existing Certificate of Incorporation or as otherwise required by the DGCL or other applicable law which cannot be superseded by the provisions of the Existing Certificate of Incorporation, holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Class A Common Stock.

(ii) No Cumulative Voting. The Company has not provided for cumulative voting for the election of directors.

(iii) Composition of Board of Directors. There are agreements in place for the holders of voting stock of the Company to vote such stock to achieve a particular structure of the Company's Board of Directors. These agreements are set forth in Section (C)(2) of Article IV of the Existing Certificate of Incorporation and in Section 3.2 of the Existing Stockholder Agreement. These agreements remain in effect for so long as the total number of shares of Series A Preferred Stock that are issued and outstanding represent at least 15.0% of the capital stock of the Company calculated on a fully-diluted basis. The agreements pertaining to the structure of the Board of Directors are:

(1)   The size of the Board is fixed at five (5) directors.

(2)   The holders of the Company's Series A Preferred Stock, exclusively and as a separate class, are entitled to elect one director of the Company (the "***Series A Director***"), and to remove and fill vacancies in the Series A Director seat. The individual to serve as the Series A Director from time to time is designated and elected by the holders of a majority of the outstanding shares of Series A Preferred Stock (voting together separately as a single class).

(3)   The holders of the Company's Class A Common Stock, exclusively and as a separate class, are entitled to elect three directors of the Company (the "***Class A Common Directors***"), and to remove and fill vacancies in the Class A Common Director seats. The Founder has the right to designate the individuals to serve in two of the Class A Common Director seats, and the holders of a majority of the outstanding shares of Class A Common Stock (voting together separately as a single class), have the right to designate the individual to serve in the third Class A Common Director seat.

(4)   The holders of the shares of Class A Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors of the Company. Pursuant to the Existing Stockholder Agreement, the individual to serve as the fifth director is designated by agreement of the remaining directors.

(iv) Series A Voting Protective Provisions. As part of the Series A Preferred Stock financing, the Series A Investors were granted certain special voting rights, which give the holders of the Series A Preferred Stock the right to approve, as a separate class, the matters set forth below. These special voting rights are set forth in Section C(2)(a)(iii) of the Existing Certificate of Incorporation. These special voting rights grant the holders of the Series A Preferred Stock the ability to influence or block certain material decisions affecting the Company, including a future sale of the Company. These special voting rights remain in effect for so long as at least 1,010,925 shares of Series A Preferred Stock remain outstanding (which is equivalent to approximately 50% of the shares of Series A Preferred Stock that are issued and outstanding as of the date of the Annual Report). Such share number takes into account and has been adjusted for the Stock Reclassification but is subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. These special voting rights apply to:

(1) Any amendment, alteration or repeal of any provision of the Company's certificate of incorporation that adversely affects any of the rights, privileges, or preferences of the Series A Preferred Stock or any merger, consolidation or recapitalization that adversely affects any of the rights, privileges, or preferences of the Series A Preferred Stock;

(2) Any alteration or change relating to the preferences or privileges of the Series A Preferred Stock;

(3) Any Deemed Liquidation Event to which the Company or any subsidiary of the Company is a party (including any agreement by the Company or any subsidiary with respect to a Deemed Liquidation Event); and

(4) Any dissolution, liquidation or winding up of the Company, or any consent of the Company to any of the foregoing.

(v) Separate Class Votes Pursuant to the DGCL. The DGCL provides that the holders of a class or series of capital stock of a Delaware corporation have the right to vote separately as a single class in certain circumstances. Section 242(b)(2) of the DGCL could require the holders of any of the outstanding shares of the Class A Common Stock or Series A Preferred Stock to vote separately as a single class in the following circumstances:

(1) If the Company amended its certificate of incorporation to increase or decrease the aggregate number of authorized shares of such class, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(2) If the Company amended its certificate of incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(3) If the Company amended its certificate of incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

C. Non-Voting Stock

(i) Limited Voting Rights of the Class B Non-Voting Common Stock. Pursuant to the Existing Certificate of Incorporation (*see* Section B(2)(b) of Article IV), the voting rights of the holders of Class B Non-Voting Common Stock are limited to the following:

(1) The holders of Class B Non-Voting Common Stock have the right to vote as a separate class on a liquidation, dissolution or winding up of the Company, a Deemed Liquidation Event, or any recapitalization or reorganization, in each case in which shares of Class B Non-Voting Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction, *provided that*, shares of Class B Non-Voting

Common Stock may, without any consent or vote of the holders of Class B Non-Voting Common Stock, receive or be exchanged for non-voting Company Securities which are otherwise identical on a per share basis in amount and form to the voting Company Securities received with respect to or exchanged for the Class A Common Stock so long as all other consideration is identical to that received by the Class A Common Stock on a per share basis.

(2) The holders of Class B Non-Voting Common Stock have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided that,* as permitted by the provisions of Section 242(b)(2) of the DGCL, the Existing Certificate of Incorporation contains provisions to eliminate the right of the holders of shares of Class B Non-Voting Common Stock to vote separately as a single class if the number of authorized shares of the Class B Non-Voting Common Stock is increased or decreased.

(3) The holders of Class B Non-Voting Common Stock have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subparagraphs (1) or (2) above), and which cannot be superseded by the provisions of the Existing Certificate of Incorporation.

As to the limited voting rights described above, the holders of the Class B Non-Voting Common Stock are entitled to one vote for each share of Class B Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

(ii) Limited Voting Rights of the Series B Non-Voting Preferred Stock. Pursuant to the Existing Certificate of Incorporation (*see* Section C(2)(b) of Article IV), the voting rights of the holders of Series B Non-Voting Preferred Stock are limited to the following:

(1) The holders of Series B Non-Voting Preferred Stock have such voting rights as are provided to the holders of the Series B Non-Voting Preferred Stock (consenting or voting together separately as a single class) pursuant to section C(4)(c)(vii) (*No Adjustment of Series B Conversion Price*) of Article IV the Existing Certificate of Incorporation. Such Section C(4)(c)(vii) addresses waivers of the price-based anti-dilution protection for the Series B Non-Voting Preferred Stock, which waivers can be approved (on behalf of all holders of Series B Non-Voting Preferred Stock) by the holders of a majority of the then outstanding shares of Series B Non-Voting Preferred Stock (voting separately as a single class).

(2) The holders of Series B Non-Voting Preferred Stock have such voting rights as are provided to the holders of the Preferred Stock (consenting or voting together as a single class and not as separate series) pursuant to section C(3)(d) (*Deemed Liquidation Event*) and section C(4)(b)(i) (*Automatic Conversion)* of Article IV of the Existing Certificate of Incorporation. Such Section C(3)(d) permits the Requisite Preferred Holders to agree with the Company that an event otherwise qualifying as a Deemed Liquidation Event will not be treated as a Deemed Liquidation Event, thereby resulting in a waiver of the negotiated liquidation preferences for the Preferred Stock contained in the Existing Certificate of Incorporation. Such Section C(4)(b)(i) entitles the Requisite Preferred Holders to approve and effect the automatic conversion of all outstanding shares of Preferred Stock into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Company) at any time.

(3) The holders of Series B Non-Voting Preferred Stock have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided that,* as permitted by the provisions of Section 242(b)(2) of the DGCL, the Existing Certificate of Incorporation contains provisions to eliminate the right of the holders of shares of Series B Non-Voting Preferred Stock to vote separately as a single class if the number of authorized shares of the Series B Non-Voting Preferred Stock is increased or decreased.

(4) The holders of Series B Non-Voting Preferred Stock have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subparagraphs (1), (2) or (3) above), and which cannot be superseded by the provisions of the Existing Certificate of Incorporation.

As to the limited voting rights described above, other than the voting rights described above in subparagraph (2), the holders of the Series B Non-Voting Preferred are entitled to one vote for each share of Series B Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings). As to the limited voting rights described above in subparagraph (2), each holder of Series B Non-Voting Preferred Stock is entitled to one vote for each share of Class B Non-Voting Common Stock into which such share of Preferred Stock could be converted. Fractional votes are not permitted, and any fractional voting rights available on an as-converted to Class B Non-Voting Common Stock basis will be rounded to the nearest whole number (with one-half being rounded upward).

(iii) Separate Class Votes Pursuant to the DGCL. The DGCL provides that the holders of a class or series of capital stock of a Delaware corporation have the right to vote separately as a single class in certain circumstances:

Section 242(b)(2) of the DGCL could require the holders of any of the outstanding shares of the Class B Non-Voting Common Stock or Series B Non-Voting Preferred Stock to vote separately as a single class in the following circumstances:

(1) If the Company amended its certificate of incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(2) If the Company amended its certificate of incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

As permitted by Section 242(b)(2) of the DGCL and as set forth in the Existing Certificate of Incorporation:

(1) The holders of shares of Class B Non-Voting Common Stock do not have the right to vote separately as a single class if the number of authorized shares of the Class B Non-Voting Common Stock is increased or decreased. Rather, the number of authorized shares of Class B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the Company's Board of Directors and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Company and all other outstanding shares of stock of the Company entitled to vote thereon.

(2) The holders of shares of Series B Non-Voting Preferred Stock do not have the right to vote separately as a single class if the number of authorized shares of the Series B Non-Voting Preferred Stock is increased or decreased. Rather, the number of authorized shares of Series B Non-Voting Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the Company's Board of Directors and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Company and all other outstanding shares of stock of the Company entitled to vote thereon.

IV. NO PRE-EMPTIVE RIGHTS OR SIMILAR RIGHTS

The Company's stockholders do not have pre-emptive rights or similar rights, which will cause them to experience dilution if the Company issues additional securities. For the holders of the Company's Preferred Stock, the magnitude of the dilution will depend upon whether the price-based anti-dilution for the Preferred Stock is triggered.

V. DIVIDENDS AND DIVIDEND POLICY

A. Common Stock - Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock, the holders of the Class A Common Stock and Class B Non-Voting Common Stock will be entitled to share equally, on a per share basis, in any dividends that the Company's Board of Directors may determine to issue from time to time; *provided* that (i) in the case of dividends or distributions payable in shares of Common Stock, or options, warrants or rights to acquire shares of such Common Stock, or securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid and (ii) if such dividends or distributions consist of other voting securities of the Company, the Company shall make available to each holder of Class B Non-Voting Common Stock dividends or distributions consisting of non-voting securities of the Company which are otherwise identical to the voting securities.

B. **Preferred Stock -** Dividends will be paid on the shares of the Series B Non-Voting Preferred Stock and the shares of the Company's Series A Preferred Stock on an as-converted basis when, as, and if paid on the Common Stock of the Company. Dividends are payable only when, as and if declared by the Company's Board of Directors. All dividends declared, paid or set aside on the shares of the Preferred Stock shall be declared, paid or set aside among such shares of Preferred Stock on a *pari passu* basis. If any dividends to be declared, paid or set aside on shares of the Series B Non-Voting Preferred Stock consist of voting Company Securities, the Company shall make available to each holder of Series B Non-Voting Preferred Stock dividends consisting of non-voting Company Securities which are otherwise identical to the voting Company Securities.

C. **Dividend Policy -** The Company has never declared or paid any dividends on its capital stock and does not currently intend to declare or pay any dividends on any of its capital stock. For the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business. Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Company's Board of Directors.

VI. **LIQUIDATION RIGHTS**

A. **Common Stock -** Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event, the holders of Class A Common Stock and Class B Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

B. **Preferred Stock -** In the event of any liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event, the proceeds available for distribution to the Company's stockholders shall be paid as follows:

> First, pay 1.0 times the Series B Original Issue Price (as defined below) plus all declared but unpaid dividends (if any) on each share of Series B Non-Voting Preferred Stock;

> Second, pay 1.0 times the Series A Original Issue Price (as defined below) plus all declared but unpaid dividends (if any) on each share of Series A Preferred Stock; and

> Third, the balance of any proceeds shall be distributed exclusively the holders of Common Stock on a pro rata basis.

The "*Series B Original Issue Price*" means the original purchase price per share of the Series B Non-Voting Preferred Stock, which is $1.25 per share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Non-Voting Preferred Stock.

The "*Series A Original Issue Price*" means the original purchase price per share of the Series A Preferred Stock, which is currently $0.749512 per share (after adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Notwithstanding the foregoing, if the amount payable per share of Common Stock in connection with the liquidation event (including any Deemed Liquidation Event), assuming all outstanding shares of Preferred Stock are converted to Common Stock in accordance with the Existing Certificate of Incorporation, would be greater than the aggregate amount payable per share of Preferred Stock in accordance with the liquidation preference provisions described above, then the outstanding shares of Preferred Stock shall convert automatically into Common Stock immediately prior to the closing or effectiveness (as the case may be) of the liquidation event.

The liquidation preferences of the Preferred Stock are "non-participating." This means that each holder of Preferred Stock will receive either (1) the applicable Preferred Stock liquidation preference described above or (2) such holder's *pro rata* share of the proceeds on an as-converted to Common Stock basis, whichever is greater; but not both.

VII. CONVERSION

A. **Common Stock -** Shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock are not convertible into any other shares of the Company's capital stock.

B. **Preferred Stock**.

(i) *Voluntary Conversion.* Each share of Preferred Stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock), as is determined by dividing the original issue price of the Preferred Stock by the conversion price in effect at the time of conversion for such Preferred Stock, subject to adjustments for stock dividends, splits, combinations and similar events as provided in the Existing Certificate of Incorporation. As of the date of the Annual Report, the conversion price for each of the Series B Non-Voting Preferred Stock and the Series A Preferred Stock is equal to the original issue price of each such series of Preferred Stock, resulting in a conversion rate of 1:1.

(ii) *Automatic Conversion.* Each share of Preferred Stock shall automatically be converted into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Company) at any time upon the earlier of (a) the written consent or affirmative vote of the Requisite Preferred Holders, or (b) immediately upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (1) the per share price is at least $2.25 (as adjusted for stock splits, dividends, recapitalizations after the Series B closings; such $2.25 per share price already takes into account and has been adjusted for the Stock Reclassification), and (2) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $25,000,000.

VIII. PRICE-BASED ANTI-DILUTION PROTECTION

A. **Common Stock -** The Common Stock does not have price-based anti-dilution protection.

B. **Preferred Stock**

The Series A Preferred Stock and the Series B Non-Voting Preferred Stock will receive broad-based weighted average anti-dilution protection if the Company issues (or is deemed to issue) Common Stock, Options (as defined below) or Convertible Securities (as defined below) after May 16, 2018 (the date of filing of the Existing Certificate of Incorporation) and for consideration less than the original issue price for the Series A Preferred Stock or the Series B Non-Voting Preferred Stock, respectively. If the anti-dilution protection for the Series A Preferred Stock and/or the Series B Non-Voting Preferred Stock is triggered, the applicable conversion price then in effect will be subject to a broad-based weighted-average adjustment to reduce dilution. (*See* Section C(4)(c) of the Existing Certificate of Incorporation.)

As used herein: (i) "*Convertible Securities*" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options; and (ii) "*Option*" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

Price-based anti-dilution adjustments are not applicable to issuances or deemed issuances of "Exempted Securities," as defined in Section C(4)(c)(i) of Article IV of the Existing Certificate of Incorporation, which include:

1) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on any shares of Preferred Stock or concurrently with or in connection with the issuance of any shares of Preferred Stock;

2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections C(4)(d) (*Adjustment for Stock Splits and Combinations*), (C)(4)(e) (*Adjustment for Certain Dividends and Distributions*), (C)(4)(f) (*Adjustment for Other Dividends and Distributions*) or (C)(4)(g) (*Adjustment for Merger or Reorganization, etc.*) of Article IV of the Existing Certificate of Incorporation;

3) shares of Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors;

4) shares of Common Stock actually issued upon the exercise of warrants that were outstanding as of May 16, 2018, the date the Existing Certificate of Incorporation was filed with the Delaware Secretary of State;

5) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including Preferred Stock), in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

6) shares of Common Stock, Options or Convertible Securities issued (a) pursuant to the acquisition of another corporation by the Company by merger, consolidation, purchase of substantially all of the assets or similar business combination, (b) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Company's Board of Directors or (c) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Company's Board of Directors.

> ***Note – Waiver of Anti-Dilution Rights Triggered by this Crowdfunding Offering:*** The issuance of "bonus shares" pursuant to the Offering, which results in certain shares of the Class B Non-Voting Common Stock being issued to purchasers in the Offering at one or more discounted purchase prices, triggers the anti-dilution protection for the Series B Non-Voting Preferred Stock and may also trigger the anti-dilution protection for the Series A Preferred Stock. Such anti-dilution protection has been waived by the requisite holders of the Series A Preferred Stock and the Series B Non-Voting Preferred Stock; accordingly, the Offering will not result in price-based anti-dilution adjustments for the Company's Preferred Stock.

IX. NO REDEMPTION RIGHTS

There are no redemption or sinking fund provisions applicable to the shares of Class B Non-Voting Common being offered in the Offering (the Securities) or to any other securities of the Company.

X. NO REGISTRATION RIGHTS

None of the stockholders of the Company have registration rights with respect to any securities of the Company, and the purchasers of shares of the Class B Non-Voting Common Stock in the Offering (the Crowdfunding Investors) will not acquire any such rights as part of the Offering.

The Company's securities, including the shares of Class B Non-Voting Common being offered in the Offering, have not been, nor will be, registered under the Securities Act of 1933, as amended, or under any state securities laws, and the Company is under no obligation to register any of its securities.

XI. INFORMATION AND INSPECTION RIGHTS

A. Common Stock - The holders of the Company's Common Stock do not have information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements.

B. Series A Preferred Stock - The holders of the Company's Series A Preferred Stock have expanded information and inspection rights as provided in the Stockholder Agreement.

C. Series B Non-Voting Preferred Stock - The holders of the Company's Series B Preferred Stock have expanded information and inspection rights as provided in the Stockholder Agreement.

See also the section of this Addendum 1 titled "*Stockholder Agreement*" (pp. 16-22 of this Addendum 1).

XII. WAIVER OF THE PREFERRED STOCK RIGHTS AND PREFERENCES SET FORTH IN THE EXISTING CERTIFICATE OF INCORPORATION - MAJORITY VOTE EFFECTS WAIVER

A. Series A Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the Series A Preferred Stock set forth in the Existing Certificate of Incorporation (whether applicable to the Series A Preferred Stock as a separate series or as part of the Preferred Stock as a single class) may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred Stock then outstanding (voting together separately as a single class, and on an as-converted basis).

B. Series B Non-Voting Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the Series B Non-Voting Preferred Stock set forth in the Existing Certificate of Incorporation (whether applicable to the Series B Non-Voting Preferred Stock as a separate series or as part of the Preferred Stock as a single class) may be waived on behalf of all holders of Series B Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis).

XIII. TRANSFER AGENT AND REGISTRAR

Since incorporation, the Company has acted as its own transfer agent and registrar. In connection with the Offering, the Company is retaining the services of Colonial Stock Transfer Company, Inc. to act as the Company's transfer agent and registrar for the Company's capital stock, including the shares of Class B Non-Voting Common being offered in the Offering. Colonial Stock Transfer Company, Inc. is registered as a transfer agent with the U.S. Securities and Exchange Commission.

XIV. RESTRICTIONS ON TRANSFERABILITY

The securities offered in the Offering and all other securities of the Company are subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. For additional information on the transfer restrictions applicable to the Company's securities, see the next sections of this Addendum 1 titled "*Transfer Restrictions*" (p. 15 of this Addendum 1) and "*Stockholder Agreement*" (pp. 16-22 of this Addendum 1).

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TRANSFER RESTRICTIONS

Certain terms used herein are defined in the section of this Addendum 1 titled "Description of Capital Stock" (pp. 1-3 of this Addendum 1).

The shares of Class B Non-Voting Common Stock offered in the Offering (the "**Securities**") are subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. As used herein, the term "**Crowdfunding Investor**" means a purchaser of the Securities.

Restrictions under Securities Laws. The Securities are being offered and sold without registration under the Securities Act of 1933, as amended (the "**Securities Act**"), by reason of the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(6) thereof and Regulation Crowdfunding ("**Regulation CF**") promulgated thereunder, and exemptions from registration or qualification under the securities laws of the states or other jurisdictions in which such Securities may be offered or sold. We are under no obligation to register any of the Securities, now or in the future. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions under applicable securities laws and cannot be resold in the United States except pursuant to (i) exemptions provided by Rule 501 of Regulation Crowdfunding (U.S. federal securities law exemption) and (ii) applicable securities or "blue sky" laws in the state of residence of the seller or in the state or other jurisdiction where sales/transfers are being effected.

As to Regulation CF, any Securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the U.S. Securities and Exchange Commission or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "**Member of the family**" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although the purchaser of Securities (a Crowdfunding Investor) may legally be able to transfer the Securities under applicable securities laws, the Securities will remain subject to the contractual restrictions on transfer discussed below. Limitations on the transfer of the Securities may adversely affect the Crowdfunding Investor's ability to find another party willing to purchase them and the price that such Crowdfunding Investor might be able to obtain for the Securities in a private sale.

Certificate of Incorporation. The Securities will be held by the purchaser thereof (the Crowdfunding Investor) subject to all of the provisions of the Existing Certificate of Incorporation, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. A copy of the Existing Certificate of Incorporation is attached as an exhibit to the Annual Report.

Bylaws. The Securities will be held by the purchaser thereof (the Crowdfunding Investor) subject to all of the provisions of the Existing Bylaws, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. A copy of the Existing Bylaws are available to holders of the Securities (the Crowdfunding Investors) upon request to the Company.

Stockholder Agreement. The Securities will be held by the purchaser thereof (the Crowdfunding Investor) subject to all of the provisions of the Existing Stockholder Agreement, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. The sale, pledge, hypothecation or transfer of the securities of the Company, including the Securities, is subject to, and in certain cases prohibited by, the terms and conditions of such stockholder agreement. A copy of the Existing Stockholder Agreement is attached as Exhibit B to the Annual Report. See also the next section of this Addendum 1 titled "*Stockholder Agreement*" (pp. 16-22 of this Addendum 1).

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STOCKHOLDER AGREEMENT

The following is a summary of certain provisions of the Existing Stockholder Agreement, as in effect on the date of the Annual Report and as it is expected to be in effect at the completion of the Offering (provided, however, that nothing in the Annual Report prevents or limits the Company, with any requisite Board of Director and stockholder approvals, from amending, restating, supplementing or otherwise modifying the Existing Stockholder Agreement in accordance with its terms after the date of the Annual Report). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Existing Stockholder Agreement, a copy of which is attached as Exhibit B to the Annual Report, and to the applicable provisions of Delaware law.

*Certain terms used herein are defined in the section of this Addendum 1 titled "Description of Capital Stock" (pp. 1-3 of this Addendum 1). The term "**Crowdfunding Investor**," when used herein, means any purchaser of shares of the Company's Class B Non-Voting Common Stock being offered in the Offering.*

All of the Company's existing stockholders and holders of outstanding warrants are parties to the Existing Stockholder Agreement. As a condition to the issuance of any shares of Class Non-Voting Common Stock in the Offering, each Crowdfunding Investor will be required to become a party to and be bound by the Existing Stockholder Agreement.

Note – Current categories of stockholders for purposes of the Existing Stockholder Agreement: There are currently three categories of stockholders in the Stockholder Agreement. The first category is the Company's founder, IX Power LLC. The second category is a group of stockholders defined as the "Investors"; this group includes, currently, the Seed Round Investors, the Series A Investors and the Series B Investors but does not include the Crowdfunding Investors. The Crowdfunding Investors will join the Stockholder Agreement as stockholders in the third category, which is the group of stockholders defined as "Additional Stockholders." The Crowdfunding Investors are the first stockholders added to the "Additional Stockholders" group in the Existing Stockholder Agreement. Other types of stockholders contemplated to be included in the "Additional Stockholders" group are persons who acquire Company stock in the future through the exercise of equity incentive awards, such as stock options, or for consideration other than cash investment in the Company (for example, among others, vendors, strategic partners, financial institutions or lessors). The rights of stockholders in the "Additional Stockholders" category are more limited than the rights of stockholders in the "Investors" category. Additional persons can be added to these categories, and the categories can be modified, in the future, if the Existing Stockholder Agreement is amended (see paragraph 12 below for the provisions governing amendments of the Existing Stockholder Agreement).

The principal terms of the Existing Stockholder Agreement are:

1) **Voting Agreements – Composition of Board of Directors (Sec. 3.2).** There are agreements in place for the holders of voting stock of the Company to vote such stock to achieve a particular structure of the Company's Board of Directors. These agreements are set forth in Section (C)(2) of Article IV of the Existing Certificate of Incorporation and in Section 3.2 of the Existing Stockholder Agreement. See the discussion of these voting agreements in the section of this Addendum 1 titled "*Description of Capital Stock: Voting Rights*" (p. 7 of this Addendum 1).

   The Class B Non-Voting Common Stock offered in the Offering does not have the right to vote in the election of the Company's directors, and therefore is not included in these voting agreements.

2) **Drag-Along Provision (Sec. 3.1).** The Existing Stockholder Agreement contains a drag-along provision binding upon all holders of the Company's capital stock (including options, warrants and convertible securities) who are party to the Existing Stockholder Agreement. The drag-along provisions can be triggered in connection with a "Sale of the Company," as defined below, and, if triggered, require all of the Crowdfunding Investors and all other holders of the Company's capital stock who are party to the Existing Stockholder Agreement to participate and cooperate with the Company and the "Selling Stockholders" (defined below) to carry out the terms of the Sale of the Company as further described in Section 3.1 of the Existing Stockholder Agreement.

   The drag-along provisions may be triggered by election of (i) the holders of a majority of the outstanding shares of voting stock of the Company (voting together as a single class) and (ii) the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class) (collectively, the "***Selling Stockholders***"). The additional approval of the Company's Board of Directors is not required except to the extent required by applicable law.

A "***Sale of the Company***" means either: (x) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the then outstanding voting power of the Company; or (y) a Deemed Liquidation Event (as defined in the Company's certificate of incorporation; see also the definitions on p. 2 of this Addendum 1 in the section of this Addendum 1 titled "*Description of Capital Stock*").

3) **Contractual Restrictions on Transfer; Right of First Refusal Provisions (Sec. 2.1).** All of the Company's capital stock (including options, warrants and convertible securities) that are held by a stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Crowdfunding Investors but also the Founder, each Seed Round Investor, each Series A Investor and each Series B Investor) is subject to the contractual restrictions on transfer set forth in the Existing Stockholder Agreement, including the right of first refusal provisions contained in Section 2.1 of the Existing Stockholder Agreement.

With the exception of the Exempt Transfers described in Section 2.3 of the Existing Stockholder Agreement (see paragraph 6 below), and subject to compliance with all applicable securities laws and so long as the proposed transferee is not a prohibited transferee (see paragraph 5 below), none of the stockholders party to the Existing Stockholder Agreement may transfer Company stock held by them without first complying with the right of first refusal provisions contained in Section 2.1 of the Existing Stockholder Agreement.

The Company has the first right to exercise such right of first refusal provisions. If the Company does not elect to exercise its right of first refusal in full, the stockholders of the Company who have the second right to exercise such right of first refusal provisions (including rights of over-subscription if the secondary refusal right is not exercised in full by the relevant eligible stockholders) depends upon whether the shares of capital stock to be transferred are voting stock or non-voting stock:

- If the proposed transfer involves voting stock, then the "eligible stockholders" are (i) the Founder and (ii) those stockholders holding voting stock (Class A Common Stock or Series A Preferred Stock) who qualify as an accredited investor at the time of the proposed transfer and who the Company's Board of Directors has not reasonably determined has become a Non-Qualified Person (as defined in paragraph 4 below); and the rights are exercised pro rata in proportion to the voting stock held by them.

- If the proposed transfer involves non-voting stock (including the shares of Class B Non-Voting Common Stock offered in the Offering), then the "eligible stockholders" are (i) the Founder and (ii) any stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but <u>not</u> the Crowdfunding Investors), who qualify as an accredited investor at the time of the proposed transfer and who the Company's Board of Directors has not reasonably determined has become a Non-Qualified Person (as defined in paragraph 4 below); and the rights are exercised pro rata in proportion to the capital stock held by them (including both voting stock and non-voting stock).

The Company and the relevant eligible stockholders must exercise their rights of first refusal for all of the shares of Company stock proposed to be transferred; otherwise, such rights are forfeited for that particular transfer.

The Company stock acquired and held by Crowdfunding Investors will be subject to the right of first refusal provisions contained in the Existing Stockholder Agreement, but the Crowdfunding Investors will <u>not</u> qualify as "eligible stockholders" who can exercise right of refusal provisions under the Existing Stockholder Agreement.

4) **Definition of "Non-Qualified Person" (Sec. 2.1)**. A "Non-Qualified Person" is defined as any person who is (i) directly or indirectly engaged in any business which the Company's Board of Directors determines, in good faith, to be competing with any business of the Company (or any subsidiaries of the Company if the Company has subsidiaries), (ii) an adverse party in any significant (as determined in good faith by the Company's Board of Directors) legal or arbitration proceeding with the Company (or any subsidiaries of the Company if the Company has subsidiaries), or (iii) an affiliate of any person described in clauses (i) or (ii).

5) **Prohibited Transferees (Sec. 2.4).** In no event may any stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Crowdfunding Investors but also the Founder, each Seed Round Investor, each Series A Investor and each Series B Investor), transfer any of the shares of Class B Non-Voting Common Stock purchased in the Offering (or any other securities of the Company that may be later acquired), including, without limitation, pursuant to an exempted transfer under Section 2.3 of the Existing Stockholder Agreement as described in paragraph 6 below), to (i) any Non-Qualified Person (as defined in paragraph 4 above) or (ii) any customer, distributor or supplier of the Company, if the Company's Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; *provided, however*, that the foregoing does not prohibit a sale of the Company's securities, including the Class B Non-Voting Common Stock acquired by Crowdfunding Investors in the Offering, pursuant to the drag-along provisions contained in the Section 3.1 of the Existing Stockholder Agreement and described in paragraph 2 above.

6) **Exempt Transfers (Sec. 2.3).** The transfers exempt from the right of first refusal provisions are as follows; *provided, however,* that any exempt transfer must still comply with all applicable requirements of Section 10.10 of the Existing Stockholder Agreement (which sets forth additional conditions and requirements for transfers of Company stock and a stockholder's rights and obligations under the Existing Stockholder Agreement, including, without limitation, any requirements relating to securities laws), and may not involve a transfer to a prohibited transferee as described in paragraph 5 above.

- Exempted Transfers.

    (i) in the case of the Founder or any stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but not the Crowdfunding Investors), that is an entity, upon a transfer by the Founder or such stockholder to its stockholders, members, partners or other equity holders,

    (ii) a repurchase of Company stock by the Company pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Company's Board of Directors,

    (iii) in the case any stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but not the Crowdfunding Investors) who is a natural person, a transfer of Company stock by such Investor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by majority consent of the Company's Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Investor or any such family members, or

    (iv) in the case of each Crowdfunding Investor and any/all future stockholders in the "Additional Stockholder" category under the Existing Stockholder Agreement that is a natural person, only if approved by majority consent of the Company's Board of Directors, a transfer of Company stock by such Crowdfunding Investor/Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to any person approved by majority consent of the Company's Board of Directors;

    provided that in the case of clauses (i), (iii) and (iv), (A) the stockholder shall deliver prior written notice to the Company and each of the "eligible stockholders" of such transfer and the shares of Company stock proposed to be transferred shall at all times remain subject to the terms and restrictions set forth in the Existing Stockholder Agreement, (B) such transferee shall, as a condition to such issuance, deliver a counterpart signature page to the Existing Stockholder Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as confirmation that such transferee shall be bound by all the terms and conditions of the Existing Stockholder Agreement as a "Stockholder" thereunder (but only with respect to the securities so transferred to the transferee), including without limitation the obligations of a "Stockholder" with respect to future proposed transfers of Company stock pursuant to Section 2 of the Existing Stockholder Agreement, (C) such transfer of shares shall comply with all applicable requirements of Section 10.10 of the Existing Stockholder Agreement, which sets forth additional conditions and requirements for transfers of Company stock and a stockholder's rights and obligations under the Existing Stockholder Agreement (including, without limitation, any requirements relating to securities laws), and (D) such transfer shall be made pursuant to a transaction in which there is no consideration actually paid for such transfer.

- Exempted Offerings. The right of first refusal provisions of Section 2.1 of the Existing Stockholder Agreement do not apply to the sale of any Company stock (i) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) pursuant to either (A) the sale or exchange of all or substantially all of the assets of the Company (other than a sale or exchange to a subsidiary corporation of the Company or a sale or exchange effected for the purpose of reincorporating the Company in another jurisdiction) or (B) the merger or consolidation of the Company with or into another entity in which the stockholders of the Company immediately prior to such transaction shall own less than a majority of the voting securities or power of the surviving entity immediately subsequent to such transaction (other than a merger or consolidation effected for the purpose of reincorporating the Company in another jurisdiction).

7. **Co-Sale (Tag-Along) Provisions.** Not provided for in the Existing Stockholder Agreement.

8. **Lock-Up ("Market Stand Off") Agreement (Sec. 5).** While a public offering of the Company's securities is not currently contemplated by the Company, the Existing Stockholder Agreement provides for that eventuality with a lock-up agreement. Under such lock-up agreement, each stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Crowdfunding Investors but also the Founder, each Seed Round Investor, each Series A Investor and each Series B Investor), shall not sell or otherwise transfer or dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of the Company's capital stock or other equity securities (other than pursuant to such registration) during (i) in the case of the Company's initial public offering of the Company's capital stock (the "***IPO***"), the 180-day period following the effective date of the registration statement for such IPO, and (ii) in the case of all subsequent registrations of the Company's capital stock, the 90-day period following the effective date of the registration statement for such subsequent registration. The lock-up agreement provisions do not apply to a registration on Form S-4 or Form S-8 or similar forms which may be promulgated in the future. The Company may enforce stop-transfer instructions to enforce the lock-up agreement.

9. **Confidentiality Agreement (Sec. 4)**. Each stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Crowdfunding Investors but also the Founder, each Seed Round Investor, each Series A Investor and each Series B Investor), is obligated to keep confidential and not disclose, divulge, or use for any purpose (other than to monitor his, her or its investment in the Company) any trade secret or other confidential information obtained from the Company (including by the Company's agents or representatives) or its partners, distributors, licensees, suppliers and customers pursuant to the terms of the confidentiality provisions contained in Section 4 of the Existing Stockholder Agreement (including notice of the Company's intention to file a registration statement), subject to certain exceptions as set forth in Section 4 of the Existing Stockholder Agreement.

10. **Information and Inspection Rights (Sec. 6 and Sec. 7)**.
    a. ***No contractual information or inspection rights for holders of Common Stock.*** Holders of the Company's Common Stock do not have information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements.

b. ***Financial Information Rights – Series A Investors and Series B Investors Only.*** So long as the Company's Board of Directors has not reasonably determined that the Series A Investor or Series B Investor, as applicable, has become a Non-Qualified Person and subject to such Investors' obligations of confidentiality, such Series A Investors and Series B Investors are entitled to receive from the Company:

(i) as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company, the following unaudited financial statements, all prepared in accordance with GAAP: (A) a balance sheet as of the end of such year, (B) statements of income and of cash flows for such year, and (C) a statement of stockholders' equity as of the end of such year; and

(ii) as soon as practicable, but in any event within forty five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (A) be subject to normal year-end audit adjustments; and (B) not contain all notes thereto that may be required in accordance with GAAP).

Since these financial information rights are specific to the Series A Investors and Series B Investors, they will not be available to the Crowdfunding Investors.

c. ***Additional Information/Dilution Rights – Series A Investors Only.*** So long as the Company's Board of Directors has not reasonably determined that the Series A Investor has become a Non-Qualified Person and subject to such Series A Investor's obligations of confidentiality, the Series A Investors are entitled to receive from the Company such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as such Series A Investor may from time to time reasonably request; *provided*, *however*, that the Company is not obligated to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, the accountant-client privilege between the Company and its independent accountant(s), or any other applicable legal privilege. Since these financial information rights are specific to the Series A Investors, they will not be available to the Crowdfunding Investors.

11. **Termination (Sections 6(c), 7(c) and 8)**.

a. The Existing Stockholder Agreement terminates upon the earliest to occur of (i) immediately prior to the consummation of the Company's first underwritten public offering of its capital stock under the Securities Act of 1933, as amended (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), (ii) the consummation of a Sale of the Company (as defined in paragraph 2 above) and distribution of proceeds to or escrow for the benefit of the stockholders, *provided* that the drag-along provisions continue after the closing of any Sale of the Company to the extent necessary to enforce such drag-along provisions with respect to such Sale of the Company; and (iii) a voluntary termination of the Existing Stockholder Agreement by the Company and the requisite stockholders pursuant to Section 10.9 of the Existing Stockholder Agreement (see paragraph 12 below). If the Existing Stockholder Agreement is terminated in connection with a registered offering, unless superseded by the underwriting agreement for the registered offering, the lock-up agreement provisions described in paragraph 8 above continue after termination in order to give effect to the lock-up agreement provisions. The confidentiality agreement in Section 4 of the Existing Stockholder Agreement (described in paragraph 9 above) survives any termination of the Existing Stockholder Agreement.

b. The information rights made available to the Series A Investors and Series B Investors in Section 6 and Section 7, respectively, of the Existing Stockholder Agreement terminate prior to a termination of the Existing Stockholder Agreement if the Company becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended.

12. **Amendment, Waiver and Termination (Sec. 10.9)**. The Existing Stockholder Agreement may be amended, modified or voluntarily terminated, and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) by a written instrument executed by (i) the Company, (ii) the holders of a majority of the outstanding shares of voting stock of the Company (currently, the Class A Common Stock and Series A Preferred Stock), voting together as a single class (and, in the case of shares of Series A Preferred Stock, on an as-converted basis) and (iii) and the holders of a majority of the outstanding shares of Class A Common Stock, voting together as a single class. Exceptions/additional provisions:

Waivers:

a. Any provision of the Existing Stockholder Agreement may be waived by the waiving party on such party's own behalf, without the consent of any other party.

Additional Protections for Stockholders in the "Investors" Category:

b. Any provision of the Existing Stockholder Agreement that applies the stockholders in the "Investors" category as a separate class/category of stockholders (which includes, currently, the Seed Round Investors, Series A Investors and Series B Investors but does <u>not</u> include the Crowdfunding Investors) as a separate class of stockholders may be waived on behalf of all of the stockholders in the "Investors" category by the affirmative vote or written consent of such stockholders (voting together as a single class) holding a majority of the voting stock then held by the stockholders in the "Investors" category; *provided, however*, that any such provision of the Existing Stockholder Agreement may not be waived in any way which would adversely affect the rights of the stockholders in the "Investors" category holding non-voting stock in a manner disproportionate to any adverse effect such waiver would have on the rights of the stockholders in the "Investors" category holding voting stock, without also the affirmative vote or written consent of the stockholders in the "Investors" category (voting together as a single class) holding a majority of the non-voting stock then held by such stockholders;

c. With respect to any such amendment or modification that (i) will apply solely to the stockholders in the "Investors" category as a separate class/category of stockholders and (ii) either (A) expands the obligations of the stockholders in such "Investors" category (as a separate class/category of stockholders) under the Existing Stockholder Agreement or (B) negates or curtails any consent rights or other rights specifically allocated to the stockholders in such "Investors" category (as a separate class/category of stockholders) under the Existing Stockholder Agreement, then such amendment or modification must also be approved by the affirmative vote or written consent of the stockholders in such "Investors" category (voting together as a single class) holding a majority of the voting stock then held by the stockholders in such "Investors" category; *provided, however*, that any amendment or modification which would adversely affect the rights of the stockholders in the "Investors" category that hold non-voting stock in a manner disproportionate to any adverse effect such amendment or modification would have on the rights of the stockholders in the "Investors" category that hold voting stock, without also the affirmative vote or written consent of the stockholders in the "Investors" category (voting together as a single class) that hold a majority of the non-voting stock then held by the stockholders in the "Investors" category (for clarity, this clause (B) does not apply to any amendment or modification that will apply to all of the "Stockholders," as defined in the Existing Stockholder Agreement, or to all of the holders of the outstanding shares of the Company's Common Stock (or any class of the Company's Common Stock), or to all of the holders of the outstanding shares of the Company's "Capital Stock," as defined in the Existing Stockholder Agreement, as the case may be; nor does this clause (B) apply to any amendment or modification that adds additional stockholders as parties to the Existing Stockholder Agreement in the "Investors" category);

Additional Protections for Director Designation Rights:

d. The director designation rights of IX Power LLC under Section 3.2 of the Existing Stockholder Agreement may not be amended, voluntarily terminated or waived without the prior written consent of IX Power LLC;

e. The director designation rights of the holders of Class A Common Stock under Section 3.2 of the Existing Stockholder Agreement may not be amended, voluntarily terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Class A Common Stock;

f. If and for so long as the holders of the Series A Preferred Stock have the right to designate a director under Section 3.2 of the Existing Stockholder Agreement, such rights may not be amended, voluntarily terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock;

Additional Protections for Preferred Stock Special Information Rights:

g. For so long as any shares of Series A Preferred Stock are outstanding, Section 6 of the Existing Stockholder Agreement (pertaining to the information rights of the holders of shares of Series A Preferred Stock) may not be amended, voluntarily terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock;

h. For so long as any shares of Series B Non-Voting Preferred Stock are outstanding, Section 7 of the Existing Stockholder Agreement (pertaining to the information rights of the holders of shares of Series B Non-Voting Preferred Stock) may not be amended, voluntarily terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series B Non-Voting Preferred Stock; and

Updates/Modifications of Schedules:

i. The Schedules to the Existing Stockholder Agreement may be amended by the Company from time to add information regarding subsequent investors, or transferees, who become parties to the Existing Stockholder Agreement in accordance with its terms and to reflect subsequent modifications to a party's notice information.

Any amendment, modification, termination or waiver effected in accordance with Section 10.9 of the Existing Stockholder Agreement shall be binding upon the Company and each stockholder party to the Existing Stockholder Agreement and all of their respective successors and permitted assigns, whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver.

As minority owners with non-voting stock, the Crowdfunding Investors have limited rights under the Existing Stockholder Agreement and will be bound by the decisions of the voting common stock (Class A Common Stock and Series A Voting Preferred Stock) as to matters under the Existing Stockholder Agreement, including as it may be amended, modified, terminated or waived in the future, that affect the Company's Common Stock, including the Class B Non-Voting Common Stock.

EXHIBIT A
TO IX POWER CLEAN WATER, INC. ANNUAL REPORT DATED 28 APRIL 2022

EXISTING CERTIFICATE OF INCORPORATION of IX Power Clean Water, Inc.

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "IX POWER CLEAN WATER, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF MAY, A.D. 2018, AT 2:24 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1853

5605475 8100
SR# 20183857135

Authentication: 202709923
Date: 05-16-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:24 PM 05/16/2018
FILED 02:24 PM 05/16/2018
SR 20183857135 - File Number 5605475

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
IX POWER CLEAN WATER, INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

IX Power Clean Water, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is IX Power Clean Water, Inc., and that this corporation was originally incorporated pursuant to the DGCL on September 17, 2014 under the name IX Power Clean Water, Inc. and this corporation's original Certificate of Incorporation was filed with the State of Delaware Secretary of State on such date (the "Original Certificate of Incorporation").

2.   That the Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Original Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Original Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I.

The name of this corporation is IX Power Clean Water, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

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ARTICLE IV.

A. **Authorized Stock; Forward Common Stock Split and Common Stock Reclassification; Forward Series A Preferred Stock Split**

       1. **Authorized Stock.** This Corporation is authorized to issue three classes of stock to be designated, respectively, "Class A Common Stock", "Class B Non-Voting Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 21,181,850 shares, 11,000,000 shares of which shall be Class A Common Stock (the "Class A Common Stock"), 6,000,000 shares of which shall be Class B Non-Voting Common Stock (the "Class B Non-Voting Common Stock"), and 4,181,850 shares of which shall be Preferred Stock (the "Preferred Stock"). The Class A Common Stock shall have a par value of $0.001 per share, the Class B Non-Voting Common Stock shall have a par value of $0.001 per share, and the Preferred Stock shall have a par value of $0.001 per share.

       The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are set forth in the other sections and subsections of this Article IV.

       2. **Definitions of Effective Date, Effective Time and Restated Certificate.** As used in this Article IV: (i) the term "Effective Date" means the date that this Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the DGCL; (ii) the term "Effective Time" means the time that this Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the DGCL; and (iii) the term "Restated Certificate" means this Amended and Restated Certificate of Incorporation.

       3. **Issued and Outstanding Stock Immediately Prior to Effective Time.** Immediately prior to the Effective Time, the number of shares of capital stock of the Corporation issued and outstanding is (i) 1,014,394 shares of Common Stock, par value $0.001 per share (all such common shares being of a single class) (the "Original Common Stock"); and (ii) 246,566 shares of Series A Preferred Stock, par value $0.001 (with no other shares of preferred stock issued and outstanding) (the "Original Series A Stock").

       4. **Forward Common Stock Split and Common Stock Reclassification.** Immediately upon the Effective Time, each one (1) share of Original Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically (without any action by the holder thereof) subdivided, reclassified and changed into and become 8.2 shares of validly issued, fully paid and non-assessable shares of the Class A Common Stock of the Corporation, par value $0.001 per share, authorized by this Section A and by Section B of this Article IV, subject to the treatment of fractional share interests as described below (the "Common Stock Split and Reclassification"). The par value of the shares of Class A Common Stock issued in connection with the Common Stock Split and Reclassification shall remain $0.001 per share. No fractional shares will be issued in connection with or following the Common Stock Split and Reclassification. All shares of Class A Common Stock (including fractions thereof) issuable upon the Common Stock Split and Reclassification to a given holder shall be aggregated for purposes of determining whether the Common Stock Split and Reclassification would result in the issuance of a fractional share. If, after the aforementioned aggregation, the Common Stock Split and Reclassification would result in the issuance of a fraction of a share of Class A Common Stock, the Corporation shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Class A Common

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Stock. Each certificate that immediately prior to the Effective Time represented shares of Original Common Stock shall thereafter represent that number of shares of Class A Common Stock into which the shares of Original Common Stock represented by such certificate shall have been subdivided, reclassified and changed, subject to the elimination of fractional share interests as described above; *provided,* that each person holding of record a stock certificate or certificates that represented shares of Original Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the type and number of shares of Class A Common Stock to which such person is entitled under the Common Stock Split and Reclassification.

     5.   **Forward Series A Stock Split.** Immediately upon the Effective Time, each one (1) share of Original Series A Stock issued and outstanding immediately prior to the Effective Time shall be automatically (without any action by the holder thereof) subdivided, reclassified and changed into and become 8.2 shares of validly issued, fully paid and non-assessable shares of the Corporation's Series A Preferred Stock, par value $0.001 per share, subject to the treatment of fractional share interests as described below (the "Series A Stock Split"). The par value of the shares of Series A Preferred Stock issued in connection with the Series A Stock Split shall remain $0.001 per share. No fractional shares will be issued in connection with or following the Series A Stock Split. All shares of Series A Preferred Stock (including fractions thereof) issuable upon the Series A Stock Split to a given holder shall be aggregated for purposes of determining whether the Series A Stock Split would result in the issuance of a fractional share. If, after the aforementioned aggregation, the Series A Stock Split would result in the issuance of a fraction of a share of Series A Preferred Stock, the Corporation shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Series A Preferred Stock. Each certificate that immediately prior to the Effective Time represented shares of Original Series A Stock shall thereafter represent that number of shares of Series A Preferred Stock into which the shares of Original Series A Stock represented by such certificate shall have been subdivided, reclassified and changed, subject to the elimination of fractional share interests as described above; *provided, that* each person holding of record a stock certificate or certificates that represented shares of Original Series A Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the type and number of shares of Series A Preferred Stock to which such person is entitled under the Series A Stock Split.

     6.   **Additional Matters - Series A Preferred Stock.**

     (a)   **Series A Conversion Securities.** Prior to the Effective Time, the Series A Preferred Stock was convertible into shares of the Corporation's Common Stock, par value $0.001 per share (all such common shares being of a single class), as provided in the Original Certificate of Incorporation. Immediately upon and following the Effective Time, the Series A Preferred Stock shall automatically (without any action by any holder thereof) be convertible into shares of the Class A Common Stock of the Corporation, as provided in this Restated Certificate.

     (b)   **Series A Original Issue Price, Series A Conversion Price and Conversion Rate.** Immediately prior to the Effective Time, the "Series A Original Issue Price" and the "Series A Conversion Price" is $6.1460 per share, and such price per share is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred. In connection with the Series A Stock Split, immediately upon the Effective Time, pursuant to Section C(1) and Section C(4)(a)(i)(A) of this

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Restated Certificate, the "Series A Original Issue Price" and the "Series A Conversion Price" is being adjusted from $6.1460 per share to $0.749512 per share; and such $0.749512 per share price will be subject to appropriate further adjustment after the Effective Date in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock after the Effective Date. Neither the Series A Stock Split nor the Common Stock Split and Reclassification affects the rate at which shares of Series A Preferred Stock may be converted into shares of Class A Common Stock under the provisions of this Restated Certificate. Immediately prior to and following the Effective Time, such rate of conversion is 1-to-1.

B. Common Stock.

1. General. Except as expressly provided in this Section B of this Article IV, the Class A Common Stock and Class B Non-Voting Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. The voting, dividend and liquidation rights of the holders of the Class A Common Stock and Class B Non-Voting Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting.

(a) Class A Common Stock (Voting Stock). Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of this Restated Certificate, the holders of the Class A Common Stock (and, so long as any shares of the Corporation's Series A Preferred Stock remain outstanding, the holders of the such Series A Preferred Stock, *see* Section C of this Article IV), shall possess exclusively all voting power. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the DGCL. There shall be no cumulative voting.

(b) Class B Non-Voting Common (Non-Voting Stock).

(i) Except as set forth in subsections (ii), (iii) and (iv) below of this Section B(2)(b), holders of shares of Class B Non-Voting Common Stock shall not be entitled to vote (in their capacity as holders of Class B Non-Voting Common Stock) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Class B Non-Voting Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii) The holders of Class B Non-Voting Common Stock shall have the right to vote as a separate class on a liquidation, dissolution or winding up of the Corporation, a Deemed Liquidation Event (as defined in Section C(3)(d) below), or any recapitalization or reorganization, in each case in which shares of Class B Non-Voting Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction, *except that*

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shares of Class B Non-Voting Common Stock may, without any consent or vote of the holders of Class B Non-Voting Common Stock, receive or be exchanged for non-voting Securities (as defined below) which are otherwise identical on a per share basis in amount and form to the voting Securities received with respect to or exchanged for the Class A Common Stock so long as (A) such non-voting Securities are convertible into such voting Securities on the same terms as the Class B Non-Voting Common Stock is convertible into Class A Common Stock and (B) all other consideration is identical to that received by the Class A Common Stock on a per share basis. "Securities" means "securities" as defined in Section 2(a)(1) of the Securities Act of 1933, as amended, and includes capital stock or other equity interests or any options, warrants or other Securities that are directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other equity or equity-linked interests, including phantom stock and stock appreciation rights.

(iii)   The holders of Class B Non-Voting Common Stock shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided* that an amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Class B Non-Voting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required therefor.

(iv)   The holders of Class B Non-Voting Common Stock shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii) or subsection (iii) above), and which cannot be superseded by the provisions of this Restated Certificate.

(v)   As to all matters for which voting rights are provided to the holders of Class B Non-Voting Common Stock under this Section B(2)(b), the holders of the Class B Non-Voting Common Stock are entitled to one vote for each share of Class B Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

3.   **Dividends**. Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate, any dividend or distribution on the Common Stock shall be payable on shares of Class A Common Stock and Class B Non-Voting Common Stock, share and share alike; *provided, however*, that (i) in the case of dividends or distributions payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or Securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid and (ii) if such dividends or distributions consist of other voting Securities of the Corporation, the Corporation shall make available to each holder of Class B Non-Voting Common Stock dividends or distributions consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section B(3), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii).

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4. **Liquidation**. Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section C(3)(d) below), the holders of Class A Common Stock and the holders of Class B Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

5. **Stock Splits and Combinations**. If the Corporation in any manner splits, subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be split, subdivided or combined in the same manner.

C. **Preferred Stock.**

2,021,850 of the authorized shares of Preferred Stock are hereby designated "Series A Preferred Stock" (the "Series A Preferred"), and 2,160,000 of the authorized shares of Preferred Stock are hereby designated "Series B Non-Voting Preferred Stock" (the "Series B Non-Voting Preferred"; the Series A Preferred and the Series B Non-Voting Preferred are sometimes referred to herein collectively as the "Preferred Stock"), with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

Pursuant to the Original Certificate of Incorporation, all 813,537 shares of the Corporation's authorized preferred stock were designated "Series A Preferred Stock." Immediately prior to the Effective Time, only 246,566 shares of such 813,537 authorized shares were issued and outstanding. As of the Effective Time, pursuant to the Series A Stock Split described in Section A of this Article IV, such 246,566 shares are being subdivided and changed into an aggregate of 2,021,850 shares of Series A Preferred. As a result, the total number of authorized shares of Series A Preferred under this Restated Certificate is equivalent to the total number of shares of Series A Preferred issued and outstanding upon the Effective Time, after giving effect to the Series A Stock Split described in Section A of this Article IV.

1. **Dividends**. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below) or the Series B Original Issue Price (as defined below), as applicable; provided that, if the

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Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section C(1) shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. All dividends declared, paid or set aside on shares of Preferred Stock pursuant to this Section C(1) shall be declared, paid or set aside among such shares of Preferred Stock on a *pari passu* basis based on the number of shares of Common Stock then held by each holder of Preferred Stock (assuming conversion into Common Stock of all shares of Preferred Stock at the then effective conversion rate). Notwithstanding the foregoing, if any dividends or distributions to be declared, paid or set aside on shares of the Series B Non-Voting Preferred Stock consist of voting Securities of the Corporation, the Corporation shall make available to each holder of Series B Non-Voting Preferred Stock dividends or distributions consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section C(1), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii).

The "Series A Original Issue Price" shall mean $ 0.749512 per share. Such $0.749512 per share price reflects adjustments for the Series A Stock Split described in Section A of this Article IV so will not be further adjusted for such Series A Stock Split. Such $0.749512 per share price is subject to appropriate further adjustment after the Effective Date in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred after the Effective Date.

The "Series B Original Issue Price" shall mean $1.25 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Non-Voting Preferred.

    2.   **Voting.**

        (a)   **Series A Preferred Stock (Voting Stock).**

            (i)   **General Rights.** Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of this Restated Certificate, the holders of the Class A Common Stock (*see* Section B of this Article IV) and, so long as any shares of the Series A Preferred remain outstanding the holders of the Series A Preferred, shall possess exclusively all voting power. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Series A Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of this Restated Certificate, holders of Series A Preferred shall vote together with the holders of Class A Common Stock as a single class. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted to Class A Common Stock basis shall be rounded to the nearest whole number (with one-half being rounded upward). There shall be no cumulative voting.

            (ii)   **Election of Directors.** The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation and the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section C(2)(b), then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Class A Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section C(2)(b), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section C(2)(b). The rights of the holders of the Series A Preferred Stock and the rights of the holders of the Class A Common Stock under the first sentence of this Section C(2)(b) shall immediately and automatically terminate on the first date after the Effective Date on which the total number of shares of Series A Preferred that are issued and outstanding represent less than 15.0% of the capital stock of the Corporation calculated on a fully-diluted basis.

(iii) **Separate Vote of Series A Preferred.** At any time when at least 1,010,925 shares of Series A Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred after the Effective Date; for clarity, such 1,010,925 share number already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of a majority of the outstanding shares of Series A Preferred (voting together separately as a class, and on an as-converted basis), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(A) Any amendment, alteration or repeal of any provision of this Restated Certificate (including any filing of a Certificate of Designation) that adversely affects any of the rights, privileges, or preferences of the Series A Preferred or any merger, consolidation or recapitalization that adversely affects any of the rights, privileges, or preferences of the Series A Preferred;

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(B)   Any alteration or change relating to the preferences or privileges of the Series A Preferred;

(C)   Any Deemed Liquidation Event (as defined in Section C(3)(d) below) to which the Corporation or any subsidiary of the Corporation is a party (including any agreement by the Corporation or any subsidiary with respect to a Deemed Liquidation Event); or

(D)   Any dissolution, liquidation or winding up of the Corporation, or any consent of the Corporation to any of the foregoing.

(b)   **Series B Non-Voting Preferred Stock (Non-Voting Stock)**

(i)   Except as set forth in subsections (ii), (iii), (iv) and (v) below of this Section C(2)(b), holders of shares of Series B Non-Voting Preferred shall not be entitled to vote (in their capacity as holders of Series B Non-Voting Preferred) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Series B Non-Voting Preferred shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii)   The holders of Series B Non-Voting Preferred shall have such voting rights as are provided to the holders of the Series B Non-Voting Preferred (consenting or voting together separately as a single class) pursuant to Section C(4)(c)(vii) (*No Adjustment of Series B Conversion Price*), as provided in such Section.

(iii)   The holders of Series B Non-Voting Preferred shall have such voting rights as are provided to the holders of the Preferred Stock (consenting or voting together as a single class and not as separate series) pursuant to Section C(3)(d) (*Deemed Liquidation Event*) and Section C(4)(b)(i) (*Automatic Conversion*), as provided in each such Section.

(iv)   The holders of Series B Non-Voting Preferred shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided* that an amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Series B Non-Voting Preferred (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Series B Non-Voting Preferred, voting separately as a class, shall be required therefor.

(v)   The holders of Series B Non-Voting Preferred shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii), subsection (iii) or subsection (iv) above), and which cannot be superseded by the provisions of this Restated Certificate.

(vi)   As to all matters for which voting rights are provided to the holders of Series B Non-Voting Preferred under this Section C(2)(b), other than subsection (iii) of this

Section C(2)(b), the holders of the Series B Non-Voting Preferred are entitled to one vote for each share of Series B Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings). As to all matters for which voting rights are provided to the holders of Series B Non-Voting Preferred under subsection (iii) of this Section C(2)(b), each holder of outstanding shares of Series B Non-Voting Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Class B Non-Voting Common Stock into which the shares of Series B Non-Voting Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted to Class B Non-Voting Common Stock basis shall be rounded to the nearest whole number (with one-half being rounded upward).

      3.   **Liquidation Rights.**

      (a)   **Preferred Stock Liquidation Preference.**

      (i)   **Series B Non-Voting Preferred Liquidation Preference.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section C(3)(d) below), the holders of shares of Series B Non-Voting Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred or Common Stock by reason of their ownership thereof, an amount per share equal to the Series B Original Issue Price plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Non-Voting Preferred the full amount to which they shall be entitled under this Section C(3)(a)(i), the holders of shares of Series B Non-Voting Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

      (ii)   **Series A Preferred Liquidation Preference.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section C(3)(d) below), the holders of shares of Series A Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof but after the payment of all preferential amounts required to be paid to the holders of shares of Series B Non-Voting Preferred in accordance with Section C(3)(a)(i) above, an amount per share equal to the Series A Original Issue Price plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred the full amount to which they shall be entitled under this Section C(3)(a)(ii), the holders of shares of Series A Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

      (b)   **Distribution of Remaining Assets.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred

Stock in accordance with Section C(3)(a) above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, *pro rata* based on the number of shares held by each such holder.

(c)   **Deemed Conversion**. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a dissolution, liquidation or winding up of the Corporation or Deemed Liquidation Event, each such holder of shares of Preferred Stock shall be deemed to have converted (in accordance with Section C(4) below) (regardless of whether such holder actually converted) such holder's shares of Preferred Stock into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred) immediately prior to such dissolution, liquidation or winding up of the Corporation or Deemed Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this Section C(3)(c), then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or been deemed to have converted) into shares of Common Stock. For the avoidance of doubt, nothing in this Section C(3)(c) shall prohibit, limit or otherwise affect the right of a holder of shares of Preferred Stock to voluntarily convert all or a portion of such holder's shares of Preferred Stock to Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred) pursuant to, and in accordance with the terms and provisions of, Section C(4).

(d)   **Deemed Liquidation Event**. Unless otherwise agreed by the written consent or affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (*provided* that, for so long as any shares of Series A Preferred remain outstanding, such majority shall include the holders of at least 20% of the outstanding shares of Series A Preferred), and the Corporation, the following events shall be considered a "Deemed Liquidation Event" under this Section C(3):

(i)   **Acquisition**.   Any (A) consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, which results in the voting securities of the Corporation outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of Corporation or such surviving or successor entity outstanding immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which more than 50% of the Corporation's voting power is transferred, but excluding any consolidation or merger effected solely for the purpose of reincorporating the Corporation in another state or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately prior to such transaction; or (B) sale of shares of capital stock of the Corporation, in a single transaction or series of related transactions, representing more than 50% of the voting power of the voting securities of the Corporation, but excluding any transaction or series of transactions principally for bona fide equity financing purposes in which the Corporation issues new securities primarily for cash or the cancellation or conversion of indebtedness of the Corporation or a combination thereof for the

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purpose of financing the operations and business of the Corporation (collectively, an "Acquisition"); or

(ii) **Asset Transfer**. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Corporation, in a single transaction or series of related transactions (excluding, however, any license (whether or not exclusive) that is granted or entered into in the ordinary course) (an "Asset Transfer");

provided, however, that an event described in Section C(4)(b)(i)(B) that triggers automatic conversion shall not be a Deemed Liquidation Event under this Section C(3);

(d) **Consideration Valuation**. In the event of a Deemed Liquidation Event under this Section C(3), if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors of the Corporation (the "Board") in accordance with this Section C(3)(e). Any securities shall be valued as follows:

(i) **Marketable**. Securities not subject to investment letter or other similar restrictions on free marketability covered by Section C(3)(e)(ii) below:

(A) If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such securities exchange or quotation system over the 30 day period ending three days prior to the closing;

(B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day period ending three days prior to the closing; and

(C) If there is no active public market, the value shall be the fair market value thereof, as determined by the Board.

(e) **Restricted**. The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section C(3)(e)(i)(A), (B) or (C) to reflect the approximate fair market value thereof, as determined by the Board in accordance with the procedures set forth in Section C(3)(e)(i)(C) above.

4. **Conversion Rights.**

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "Conversion Rights"):

(a) **Optional Conversion.**

(i) **Conversion Calculations.**

(A) **Series A Preferred.** Each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and

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without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Class A Common Stock as is obtained by dividing the Series A Original Issue Price by the Series A Conversion Price (as hereinafter defined) in effect at the time of conversion. The "Series A Conversion Price" shall be equal to $ 0.749512 per share. The Series A Conversion Price, and the rate at which shares of Series A Preferred may be converted into shares of Class A Common Stock, shall be subject to adjustment from time to time after the Effective Date in accordance with this Section C(4) (for clarity, the $0.749512 per share price already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV, so no additional adjustments will occur under this Section C(4) for the Series A Stock Split or the Common Stock Split and Recapitalization described in Section A of this Article IV). Notwithstanding any provision of this Restated Certificate to the contrary, shares of Series A Preferred are only convertible into shares of the Corporations' Class A Common Stock and are not convertible into shares of the Corporation's Class B Non-Voting Common Stock.

      (B) **Series B Non-Voting Preferred.** Each share of Series B Non-Voting Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Class B Non-Voting Common Stock as is obtained by dividing the Series B Original Issue Price by the Series B Conversion Price (as hereinafter defined) in effect at the time of conversion. The "Series B Conversion Price" shall initially be equal to $1.25. The Series B Conversion Price, and the rate at which shares of Series B Non-Voting Preferred may be converted into shares of Class B Non-Voting Common Stock, shall be subject to adjustment from time to time in accordance with this Section C(4). Notwithstanding any provision of this Restated Certificate to the contrary, shares of Series B Non-Voting Preferred are only convertible into shares of the Corporation's Class B Non-Voting Common Stock and are not convertible into shares of the Corporation's Class A Common Stock.

      (ii) **Termination of Conversion Rights.** Without limitation of the provisions of Section C(3)(c), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

      (iii) **Mechanics of Conversion.** Each holder of Preferred Stock who desires to convert shares of Preferred Stock into shares of Common Stock pursuant to Section C(4)(a)(i) above shall surrender the certificate or certificates therefor (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the Corporation or any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Preferred Stock being converted. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation (or, if applicable, the transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificates (or lost certificate affidavit and agreement) shall be deemed to be outstanding of record as

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of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock all declared and unpaid dividends on the shares of Preferred Stock being converted and (iii) pay in cash, the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock as calculated pursuant to Section C(4)(j) below. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of the underwritten offering of securities.

        (b)   **Automatic Conversion.**

        (i)   **Conversion Criteria**. Each share of Preferred Stock shall automatically be converted into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Corporation) at any time upon the earlier of the (A) the written consent or affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (*provided* that, for so long as any shares of Series A Preferred remain outstanding, such majority shall include the holders of at least 20% of the outstanding shares of Series A Preferred), or (B) immediately upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which (1) the per share price is at least $2.25 (as adjusted for stock splits, dividends, recapitalizations and the like occurring after the Effective Date; for clarity, such $2.25 per share price already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV), and (2) the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $25,000,000.

        (ii)   **Mechanics of Conversion**. Upon the occurrence of any of the events specified in Section C(4)(b)(i), the outstanding shares of Preferred Stock, which are automatically converting pursuant to Section C(4)(b)(i), shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided, however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders of Preferred Stock shall surrender the certificates representing such shares (or such reasonable agreement in the case of lost, stolen or destroyed

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certificates) at the office of the Corporation or any transfer agent for the Corporation. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. As soon as practicable thereafter, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred. Any declared and unpaid dividends and the value of any fractional shares shall be paid in accordance with the provisions of Section C(4)(a)(iii) and Section C(4)(j), respectively.

(c)   Adjustments to Series A Conversion Price and Series B Conversion Price for Diluting Issues.

(i)   Special Definitions. For purposes of this Section C(4), the following definitions shall apply:

"Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

"Effective Date" and "Effective Time" have the meanings given to such terms in Section A(2).

"Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

"Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section C(4)(c)(ii) below, deemed to be issued) by the Corporation after the Effective Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on any shares of Preferred Stock or concurrently with or in connection with the issuance of any shares of Preferred Stock;

(i)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections C(4)(d), (C)(4)(e), (C)(4)(f) or (C)(4)(g);

(ii)   shares of Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(iii)   shares of Common Stock actually issued upon the exercise of warrants that (A) are outstanding as of the Effective Date or (B) are issued

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to the Corporation's placement agent for the Series B Non-Voting Preferred Stock financing after the Effective Date in connection with the Corporation's Series B preferred stock financing;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including Preferred Stock), in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v)   shares of Common Stock, Options or Convertible Securities issued (A) pursuant to the acquisition of another corporation by the Corporation by merger, consolidation, purchase of substantially all of the assets or similar business combination, (B) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board or (C) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board.

(ii)   **Deemed Issue of Additional Shares of Common Stock**.

(A)   If the Corporation at any time or from time to time after the Effective Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities), then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue.

(B)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price and/or the Series B Conversion Price pursuant to the terms of Section C(4)(c)(iii), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price and/or the Series B Conversion Price, as applicable, computed upon the original issue of such Option or Convertible Security shall be readjusted to such Series A Conversion Price and/or Series B Conversion Price, as applicable, as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section C(4)(c)(ii)(B) shall have the effect of increasing the Series A Conversion Price and/or Series B Conversion Price to an amount which exceeds the lower of (1) the Series A Conversion Price and/or Series B Conversion Price, as applicable, in effect

16

immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (2) the Series A Conversion Price and/or Series B Conversion Price, as applicable, that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did <u>not</u> result in an adjustment to the Series A Conversion Price and/or Series B Conversion Price pursuant to the terms of Section C(4)(c)(iii) (either because the consideration per share (determined pursuant to Section C(4)(c)(iv)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price and/or Series B Conversion Price, as applicable, then in effect, or because such Option or Convertible Security was issued before the Effective Date), are revised after the Effective Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) an increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section C(4)(c)(ii)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price and/or Series B Conversion Price pursuant to the terms of Section C(4)(c)(iii), the Series A Conversion Price and/or Series B Conversion Price, as applicable, shall be readjusted to such Series A Conversion Price and/or Series B Conversion Price, as applicable, as would have been obtained had such Option or Convertible Security (or any portion thereof) never been issued.

(E) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price and/or Series B Conversion Price provided for in this Section C(4)(c)(ii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (B) and (C) of this Section C(4)(c)(ii). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price and/or Series B Conversion Price, as applicable, that would result under the terms of this Section C(4)(c)(ii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such

17

adjustment to the Series A Conversion Price and/or Series B Conversion Price, as applicable, that such issuance or amendment took place at the time such calculation can first be made.

(iii) **Adjustment of Series A Conversion Price and/or Series B Conversion Price Upon Issuance of Additional Shares of Common Stock.** In the event the Corporation shall at any time after the Effective Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section C(4)(c)(ii)), without consideration or for consideration per share less than the Series A Conversion Price and/or Series B Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price and/or Series B Conversion Price, as applicable, shall be reduced concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(1) "CP2" shall mean the Series A Conversion Price or Series B Conversion Price, as applicable, in effect immediately after such issue of Additional Shares of Common Stock;

(2) "CP1" shall mean the Series A Conversion Price or Series B Conversion Price, as applicable, in effect immediately prior to such issue of Additional Shares of Common Stock;

(3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise or vesting of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation, in respect of such issue, as determined by the Board in good faith, by CP1); and

(5) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(iv) **Determination of Consideration.** For purposes of this Section C(4)(c), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) **Cash and Property:** Such consideration shall:

(I) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

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(II)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(III)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board.

(B)   Options and Convertible Securities.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section C(4)(c)(ii), relating to Options and Convertible Securities, shall be determined by dividing

(I)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(II)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(iv)   Multiple Closing Dates.   In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price and/or Series B Conversion Price pursuant to the terms of Section C(4)(c)(iii), then, upon the final such issuance, the Series A Conversion Price and/or Series B Conversion Price, as applicable, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(vi)   No Adjustment of Series A Conversion Price.   No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series A Preferred (voting separately as a single class, on an as-converted basis) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

19

(vii)   No Adjustment of Series B Conversion Price.   No adjustment in the Series B Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series B Non-Voting Preferred (voting separately as a single class) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(d)   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Effective Date effect a subdivision or event of similar effect of the outstanding Common Stock without a corresponding subdivision or similar event of the Preferred Stock, the Series A Conversion Price and/or Series B Conversion Price, as applicable, in effect immediately before that subdivision or similar event shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. Conversely, if the Corporation shall at any time or from time to time after the Effective Date combine or effect a similar event on the outstanding shares of Common Stock without a corresponding combination or similar event of the Preferred Stock, the Series A Conversion Price and/or Series B Conversion Price, as applicable, in effect immediately before the combination or similar event shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision, or combination or similar event becomes effective.

(e)   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price and/or Series B Conversion Price, as applicable, in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price and/or Series B Conversion Price, as applicable, then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (x) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price and/or Series B Conversion Price, as applicable, shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price and/or Series B Conversion Price, as applicable, shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (y) that no such adjustment shall be made if the

20

holders of Series A Preferred and/or Series B Non-Voting Preferred, as applicable, simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred and/or Series B Non-Voting Preferred, as applicable, had been converted into Common Stock on the date of such event.

(f)   **Adjustment for Other Dividends and Distributions.**   In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section C(1) do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred and/or Series B Non-Voting Preferred, as applicable, shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred and/or Series B Non-Voting Preferred, as applicable, had been converted into Common Stock on the date of such event.

(g)   **Adjustment for Merger or Reorganization, etc.**   Subject to the provisions of Section C(3)(d) (*Deemed Liquidation Events*), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred and/or Series B Non-Voting Preferred, as applicable) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section C(4)(c), Section C(4)(e) or Section C(4)(f)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred and/or Series B Non-Voting Preferred, as applicable, shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred and/or Series B Non-Voting Preferred, as applicable, immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section C(4) with respect to the rights and interests thereafter of the holders of the Series A Preferred and/or Series B Non-Voting Preferred, as applicable, to the end that the provisions set forth in this Section C(4) (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred and/or Series B Non-Voting Preferred, as applicable.

(h)   **Certificate as to Adjustments.**   Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price and/or Series B Conversion Price pursuant to this Section C(4), the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred and/or Series B Non-Voting Preferred, as applicable, a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred or Series B Non-Voting Preferred, as applicable (but in no

21

IX Power Clean Water, Inc.
Amended and Restated Certificate of Incorporation

event later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price or Series B Conversion Price, as applicable, then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series A Preferred or Series B Non-Voting Preferred, as applicable.

(i) **Notices of Record Date.** In the event:

(A) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(B) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(C) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(j) **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of any shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay the holder, otherwise entitled to such fractional share, cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board) on the date of conversion.

(k) **Reservation of Stock Issuable Upon Conversion.**

(i) **Series A Preferred.** The Corporation shall at all times when any Series A Preferred shall be outstanding, reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred.

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If at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Series A Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Series A Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Series A Conversion Price.

(ii) **Series B Non-Voting Preferred.** The Corporation shall at all times when any Series B Non-Voting Preferred shall be outstanding, reserve and keep available out of its authorized but unissued shares of Class B Non-Voting Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Non-Voting Preferred, such number of its shares of Class B Non-Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Non-Voting Preferred. If at any time the number of authorized but unissued shares of Class B Non-Voting Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Series B Non-Voting Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Non-Voting Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Series B Conversion Price below the then par value of the shares of Class B Non-Voting Common Stock issuable upon conversion of the Series B Non-Voting Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Non-Voting Common Stock at such adjusted Series B Conversion Price.

(l) **Effect of Conversion.** All shares of Preferred Stock which shall have been surrendered for conversion as herein provided or automatically converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the applicable time of conversion, except only the right of the holders thereof to receive shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares Series B Non-Voting Preferred) in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section C(4)(j) and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the authorized number of shares of each affected series of Preferred Stock) accordingly.

(m) **Notices.** Any notice required by the provisions of this Section C(4) shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of

23

receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

(n) **No Further Adjustment.** Upon any conversion pursuant to this Section C(4), no adjustment to the Series A Conversion Price or Series B Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred or Series B Non-Voting Preferred, as applicable, surrendered for conversion or on the Common Stock delivered upon conversion.

(o) **Issue Taxes.** The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section C.4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(p) **No Dilution or Impairment.** The Corporation shall not amend this Certificate of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or take any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the Conversion Rights against dilution as set forth in this Section C(4) or other impairment.

5. **Waiver.**

(a) **Series A Preferred.** Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the Series A Preferred set forth in this Restated Certificate (whether applicable to the Series A Preferred as a separate series or as part of the Preferred Stock as a single class) may be waived on behalf of all holders of Series A Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred then outstanding (voting together separately as a single class, and on an as-converted basis).

(b) **Series B Non-Voting Preferred.** Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the Series B Non-Voting Preferred set forth in this Restated Certificate (whether applicable to the Series B Non-Voting Preferred as a separate series or as part of the Preferred Stock as a single class) may be waived on behalf of all holders of Series B Non-Voting Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this Section C(5)(b) does not expand the voting rights of the holders of Series B Non-Voting Preferred, which voting rights are limited as provided in Section C(2)(b) of this Article IV.

ARTICLE V.

A. The liability of the directors and officers of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law.

B. This Article V shall not affect any provision permitted under the DGCL in this Amended and Restated Certificate of Incorporation, the Corporation's bylaws (the "Bylaws") or any contract or resolution of the Corporation indemnifying or agreeing to indemnify a director or officer of the Corporation against personal liability. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VI.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions that may be set forth in this Certificate of Incorporation.

Subject to any indemnification provisions of this Amended and Restated Certificate of Incorporation and the Bylaws, the Board may from time to time make, amend, supplement or repeal the Bylaws; *provided, however*, that the stockholders of the Corporation may change or repeal any Bylaw adopted by the Board by the affirmative vote of the percentage of holders of capital stock as provided therein; and, *provided further*, that no amendment or supplement to the Bylaws adopted by the Board shall vary or conflict with any amendment or supplement thus adopted by the stockholders of the Corporation.

B. The members of the Board need not be elected by written ballot unless the Bylaws so provide.

C. Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

D. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VII.

Except as otherwise set forth herein, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon the stockholders of the Corporation, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

*   *   *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's original Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of May, 2018.

By: _____
John R. (Grizz) Deal,
Chief Executive Officer

IX Power Clean Water, Inc.
Amended and Restated Certificate of Incorporation

EXHIBIT B
TO IX POWER CLEAN WATER, INC. ANNUAL REPORT DATED 28 APRIL 2022

EXISTING STOCKHOLDER AGREEMENT of IX Power Clean Water, Inc.

[See attached]

SECOND AMENDED AND RESTATED
STOCKHOLDER AGREEMENT

IX POWER CLEAN WATER, INC.

THIS SECOND AMENDED AND RESTATED STOCKHOLDER AGREEMENT is made and entered into as of the 17th day of May, 2018 (the "*Effective Date*"), by and among IX Power Clean Water, Inc., a Delaware corporation (the "*Company*"), IX Power LLC, a Colorado limited liability company, each of the Existing Stockholders (as such term is hereinafter defined) executing a signature page to this Agreement, each Series B Investor (as such term is hereinafter defined) who becomes a party to this Agreement in accordance with this Agreement, and any Additional Stockholder (as such term is hereinafter defined) who becomes a party to this Agreement in accordance with this Agreement. The stockholders of the Company who are listed on Schedule A of this Agreement as of the date of this Agreement are referred to herein each individually as an "*Existing Stockholder*" and collectively as the "*Existing Stockholders*." Pursuant to Section 9.9 of the Existing Agreement (as defined below), this Agreement is binding upon each of the Existing Stockholders and all of their respective successors and permitted assigns whether or not each such Existing Stockholder executes this Agreement.

RECITALS

A.   The Company, IX Power LLC and the other Existing Stockholders are parties to an Amended and Restated Stockholder Agreement, dated September 26, 2014 (the "*Existing Agreement*").

B.   To maintain its current operations and provide additional growth capital, the Company will offer, sell and issue up to 2,160,000 shares of a newly authorized and designated series of preferred stock, the Series B Non-Voting Preferred Stock, par value $0.001 per share, to one or more qualified investors acceptable to the Company, at a purchase price of $1.25 per share (which price per share takes into account the forward stock split and reclassification effected by the Amended and Restated Certificate, as defined below), against payment of the purchase price therefor by cash or by full or partial cancellation or conversion of indebtedness (the "*Series B Financing*"). The Company has retained Frederick & Company, Inc., a registered broker-dealer and member of FINRA, to act as the placement agent for this Offering. Lon Frederick, a principal of Frederick & Company, Inc., is an Existing Stockholder. Mr. Frederick formerly served on the Company's Board of Directors and currently serves as non-voting board observer on the Company's Board of Directors.

C.   Prior to the Effective Date, the Company effected a 8.2-for-1 forward stock split and common stock reclassification, as more fully described in the Amended and Restated Certificate (defined below). All share numbers and share price figures set forth in this Agreement reflect and take into account such forward stock split and reclassification.

D.   In connection with the Series B Financing, the Company, IX Power LLC and the other Existing Stockholders executing this Agreement desire to amend and restate the Existing Agreement in its entirety as set forth herein. The purposes include, but are not limited to, modifying certain rights and privileges of the holders of the Company's Series A Preferred Stock, providing that securities to be issued as part of the Series B Financing will be subject to the terms and provisions of this Agreement and providing the Series B Investors (as defined below) with the additional rights and privileges as set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

1. **DEFINITIONS.** For all purposes of this Agreement (including the introductory paragraph and recitals above), except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Section 1 have the meanings assigned to them in this Section 1:

"Additional Stockholder" means each Person who hereafter becomes a signatory to this Agreement pursuant to Section 2 (subject to compliance with the applicable requirements of Section 2 and Section 10.10), Section 10.16 (as an Additional Stockholder) and/or Section 10.10 (as a successor or permitted assignee of an Additional Stockholder), and any one of them, as the context may require.

"Affiliate" means, with respect to any specified Stockholder, any other Stockholder who directly or indirectly, controls, is controlled by or is under common control with such Stockholder, including without limitation any general partner, managing member, officer or director of such Stockholder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Stockholder.

"Agreement" means this Second Amended and Restated Stockholder Agreement, as the same may be further amended, restated, replaced, supplemented or otherwise modified in accordance with its terms.

"Amended and Restated Certificate" means the Amended and Restated Certificate of Incorporation of the Company filed with the Delaware Secretary of State on May 16, 2018.

"Amended and Restated Certificate Effective Date" means the date the Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the Delaware General Corporation Law, which date is May 16, 2018.

"Board" means the Board of Directors of the Company.

"Capital Stock" means, with respect to a particular Stockholder and without duplication, (a) shares of Common Stock and Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable to such Stockholder upon conversion of Preferred Stock held by such Stockholder, and (c) shares of Common Stock or Preferred Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then applicable conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns.

"Certificate of Incorporation" means the Amended and Restated Certificate, as the same may be further amended, restated, replaced, supplemented or otherwise modified from time to time.

"Change of Control" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

"*Common Investors*" means the Persons named on Schedule A hereto.

"*Class A Common Stock*" means shares of the Company's Class A Common Stock, par value $0.001 per share.

"*Class B Non-Voting Common Stock*" means shares of the Company's Class B Non-Voting Common Stock, par value $0.001 per share.

"*Common Stock*" means shares of the Company's common stock, par value $0.001 per share, including all shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock.

"*Company Notice*" means written notice from the Company notifying the selling Stockholders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

"*Company Undersubscription Notice*" has the meaning given to such term in Section 2.1(d).

"*Early Investor Warrants*" means the common stock warrants issued by the Company to Series A Investors Christine Balistreri, James Bruce, Lon Frederick and George Gaspar on October 6, 2014. As of the date of this Agreement, the warrants are exercisable for shares of the Company's Class A Common Stock.

"*Eligible Stockholder*" means:

    (a)   in the case of a Proposed Transfer of Voting Capital Stock:

        (i)   IX Power LLC; and

        (ii)   only those other Stockholders holding Voting Capital Stock who meet all of the following requirements at the time of the relevant Proposed Transfer: (A) the Stockholder is an Investor; (B) the Stockholder is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D of the Securities Act; and (C) the Board has not reasonably determined that the Stockholder has become a Non-Qualified Person;

    (b)   in the case of a Proposed Transfer of Non-Voting Capital Stock:

        (i)   IX Power LLC; and

        (ii)   any other Stockholder (regardless of the type of Capital Stock held) who meets all of the following requirements at the time of the relevant Proposed Transfer: (A) the Stockholder is an Investor; (B) the Stockholder is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D of the Securities Act; and (C) the Board has not reasonably determined that the Stockholder has become a Non-Qualified Person.

"*Eligible Stockholder Notice*" means written notice from an Eligible Stockholder notifying the Company and the selling Stockholder that such Eligible Stockholder intends to exercise such Eligible Stockholder's Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Transfer.

"*Eligible Stockholder Notice Period*" has the meaning given to such term in Section 2.1(d).

"*Exercising Eligible Stockholders*" has the meaning given to such term in Section 2.1(d).

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"*IX Power LLC*" means IX Power LLC, a Colorado limited liability company, each Person to whom the rights of IX Power LLC are assigned pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10), each Person who hereafter becomes a signatory to this Agreement pursuant to Section 10.10 (as a successor or permitted assignee of IX Power LLC), and any one of them, as the context may require. As of the date of this Agreement, IX Power LLC holds 6,813,438 shares of Class A Common Stock.

"*Investors*" means the Common Investors, the Series A Investors, the Series B Investors, each Person to whom the rights of an Investor are assigned pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) or Section 10.10, each Person who hereafter becomes a signatory to this Agreement pursuant to Section 10.10 (as a successor or permitted assignee of an Investor) or Section 10.16 (as an additional Investor), and any one of them, as the context may require.

"*Non-Qualified Person*" means any Person who is (a) directly or indirectly engaged in any business which the Board determines, in good faith, to be competing with any business of the Company (or any subsidiaries of the Company if the Company has subsidiaries), (b) an adverse party in any significant (as determined in good faith by the Board) legal or arbitration proceeding with the Company (or any subsidiaries of the Company if the Company has subsidiaries), or (iii) an Affiliate of any Person described in clauses (a) or (b).

"*Non-Voting Capital Stock*" means, with respect to a particular Stockholder and without duplication, (a) shares of Class B Non-Voting Common Stock and Series B Non-Voting Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Class B Non-Voting Common Stock issued or issuable to such Stockholder upon conversion of Series B Non-Voting Preferred Stock held by such Stockholder, and (c) shares of Class B Non-Voting Common Stock or Series B Non-Voting Preferred Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of Series B Non-Voting Preferred Stock shall be deemed to have been converted into Class B Non-Voting Common Stock at the then applicable conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns.

"*Person*" means an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

"*Preferred Stock*" means collectively, all shares of the Company's preferred stock, par value $0.001 per share, including all shares of the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock.

"*Proposed Sale of the Company*" has the meaning given to such term in Section 3.1(c).

"*Proposed Transfer*" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Stockholders (excluding any sale or other transfer of shares of Capital Stock pursuant to Section 3.1 (Drag-Along Right).

"*Proposed Transfer Notice*" means written notice from a Stockholder setting forth the terms and conditions of a Proposed Transfer.

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"*Prospective Transferee*" means any Person to whom a Stockholder proposes to make a Proposed Transfer.

"*Right of First Refusal*" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"*Sale of the Company*" has the meaning given to such term in Section 3.1(a).

"*SEC*" means the Securities and Exchange Commission.

"*Secondary Notice*" means written notice from the Company notifying the Eligible Stockholders that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Transfer.

"*Secondary Refusal Right*" means the right, but not an obligation, of each Eligible Stockholder to purchase up to such Eligible Stockholder's pro rata portion (based upon (a) in the case of a Proposed Transfer of Voting Capital Stock, the total number of shares of Voting Capital Stock then held by all Eligible Stockholders on an as-converted basis and (b) in the case of a Proposed Transfer of Non-Voting Capital Stock, the total number of shares of Capital Stock then held by all Eligible Stockholders on an as-converted basis) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"*Selling Stockholders*" has the meaning given to such term in Section 3.1(b).

"*Series A Investors*" means the Persons named on Schedule B hereto.

"*Series A Preferred Stock*" means collectively, all shares of the Company's Series A Preferred Stock, par value $0.001 per share.

"*Series B Investors*" means each Person who acquires shares of the Series B Non-Voting Preferred Stock after the date of this Agreement. Such Persons shall be named on Schedule C hereto.

"*Series B Non-Voting Preferred Stock*" means collectively, all shares of the Company's Series B Non-Voting Preferred Stock, par value $0.001 per share.

"*Stockholders*" means the Investors, IX Power LLC and the Additional Stockholders, if any.

"*Shares*" has the meaning given to such term in Section 3.1(a).

"*Stock Sale*" has the meaning given to such term in Section 3.1(a).

"*Transfer Stock*" means shares of Capital Stock owned or held by a Stockholder, or issued to a Stockholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

"*Undersubscription Notice*" means written notice from an Eligible Stockholder notifying the Company and the selling Stockholder that such Eligible Stockholder intends to exercise its option to

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purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

"*Voting Capital Stock*" means, with respect to a particular Stockholder and without duplication, (a) shares of Class A Common Stock and Series A Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Class A Common Stock issued or issuable to such Stockholder upon conversion of Series A Preferred Stock held by such Stockholder, and (c) shares of Class A Common Stock or Series A Preferred Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of Series A Preferred Stock shall be deemed to have been converted into Class A Common Stock at the then applicable conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns.

2.   **AGREEMENT AMONG THE COMPANY AND THE STOCKHOLDERS WITH RESPECT TO FIRST REFUSAL RIGHTS.**

      2.1   Right of First Refusal.

           (a)   Grant. Subject to the terms of Section 2.3 below, each Stockholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

           (b)   Notice. Each Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each Eligible Stockholder for receipt by the Company and each Eligible Stockholder not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 2.1, the Company must deliver a Company Notice to the selling Stockholder within fifteen (15) days after the Company's receipt of the Proposed Transfer Notice.

           (c)   Grant of Secondary Refusal Right to Eligible Stockholders. Subject to the terms of Section 2.3 below, each Stockholder hereby unconditionally and irrevocably grants to the each Eligible Stockholder a Secondary Refusal Right to purchase all or any portion of Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling Stockholder and to each Eligible Stockholder to that effect no later than fifteen (15) days after the Company's receipt of the Proposed Transfer Notice. To exercise its Secondary Refusal Right, an Eligible Stockholder must deliver an Eligible Stockholder Notice to the selling Stockholder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

           (d)   Undersubscription of Transfer Stock. If rights to purchase pursuant to this Section 2.1 have not been exercised by the Company and the Eligible Stockholders with respect to all of the Transfer Stock by the end of the 10-day period specified in the last sentence of Section 2.1(c) (the "*Eligible Stockholder Notice Period*"), then the Company shall, immediately after the expiration of the Eligible Stockholder Notice Period, send written notice (the "*Company Undersubscription Notice*") to

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those Eligible Stockholders who fully exercised their Secondary Refusal Right within the Eligible Stockholder Notice Period (the "*Exercising Eligible Stockholders*"). Each Exercising Eligible Stockholder shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Eligible Stockholder must deliver an Undersubscription Notice to the selling Stockholder and the Company within ten (10) days after receipt of the Company Undersubscription Notice. In the event there are two or more such Exercising Eligible Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Eligible Stockholders pro rata based on the number of shares of Transfer Stock such Exercising Eligible Stockholders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Eligible Stockholder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Eligible Stockholders, the Company shall immediately notify all of the Exercising Eligible Stockholders and the selling Stockholder of that fact.

(e) Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company and the Eligible Stockholders have agreed to purchase in the Company Notice, Eligible Stockholder Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock that are subject to the Proposed Transfer, then the Company and the Eligible Stockholders shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Stockholder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including without limitation the terms and restrictions set forth in Section 10.10 (including, without limitation, any requirements relating to securities laws); (ii) any future Proposed Transfer shall remain subject to the terms and conditions of this Agreement, including without limitation this Section 2; and (iii) such sale shall be consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such forty-five (45) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice. If the Company or any Eligible Stockholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Eligible Stockholder may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Eligible Stockholders shall take place, and all payments from the Company and the Eligible Stockholders shall have been delivered to the selling Stockholder, no later than forty-five (45) days after receipt of the Proposed Transfer Notice by the Company and the Eligible Stockholders. In addition, the closing of any purchase of Transfer Stock by an Eligible Stockholder pursuant to Section 2.1 shall comply with all applicable requirements of Section 10.10 (including, without limitation, any requirements relating to securities laws).

2.2 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded

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on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of First Refusal Right. If any Stockholder becomes obligated to sell any Transfer Stock to the Company or any Eligible Stockholder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Eligible Stockholder may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Eligible Stockholder (or request that the Company effect such transfer in the name of the applicable Stockholder) on the Company's books or any certificate or certificates, instruments or book entry representing the Transfer Stock to be sold.

2.3   Exempt Transfers.

(a)   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 shall not apply: (i) in the case of IX Power LLC or an Investor that is an entity, upon a transfer by IX Power LLC or such Investor to its stockholders, members, partners or other equity holders, (ii) to a repurchase of Transfer Stock from a Stockholder by the Company pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board, (iii) in the case of an Investor that is a natural person, upon a transfer of Transfer Stock by such Investor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other Person approved by majority consent of the Board, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Investor or any such family members or (iv) in the case of an Additional Stockholder that is a natural person, only if approved by majority consent of the Board, upon a transfer of Transfer Stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to any Person approved by majority consent of the Board; provided that in the case of clauses (i), (iii) and (iv), (A) the Stockholder shall deliver prior written notice to the Company and each of the Eligible Stockholders of such transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement, (B) such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the transferee), including without limitation the obligations of a Stockholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2, (C) such transfer of shares shall comply with all applicable requirements of Section 10.10 (including, without limitation, any requirements relating to securities laws), and (D) such transfer shall be made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(b)   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 shall not apply to the sale of any Transfer Stock (i) to the public in an offering pursuant to an effective registration statement under the Securities Act or (ii) pursuant to either (A) the sale or exchange of all or substantially all of the assets of the Company

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(other than a sale or exchange to a subsidiary corporation of the Company or a sale or exchange effected for the purpose of reincorporating the Company in another jurisdiction) or (B) the merger or consolidation of the Company with or into another entity in which the stockholders of the Company immediately prior to such transaction shall own less than a majority of the voting securities or power of the surviving entity immediately subsequent to such transaction (other than a merger or consolidation effected for the purpose of reincorporating the Company in another jurisdiction).

2.4   Prohibited Transferees. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, no Stockholder shall transfer any Transfer Stock (including, without limitation, pursuant to an exempted transfer under Section 2.3) to (a) any Non-Qualified Person or (b) any customer, distributor or supplier of the Company, if the Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; *provided, however,* that the foregoing shall not prohibit a sale of shares of Capital Stock pursuant to Section 3.1 (Drag-Along Right).

2.5   Conflicts with Other Agreements or Bylaws. In the event of a conflict between this Agreement, on the one hand, and the Company's Bylaws or any written agreement (including, without limitation, a subscription agreement) between the Company and any Stockholder containing a preexisting right of first refusal, the terms of this Agreement will control and compliance with this Section 2 shall be deemed compliance with the Company's Bylaws or such other agreement(s).

3.   **VOTING AGREEMENTS.**

3.1   Drag-Along Right.

(a)   Definitions. A *"Sale of the Company"* shall mean either: (i) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the then outstanding voting power of the Company (a *"Stock Sale"*); or (ii) a Deemed Liquidation Event (as defined in the Certificate of Incorporation. The term *"Shares"* shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Capital Stock now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(b)   Actions to be Taken. In the event that (x) (I) the holders of a majority of the outstanding shares of Voting Capital Stock (voting together as a single class) and (II) the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class) (collectively, the *"Selling Stockholders"*) and (y) the Board (to the extent required by applicable law), approve a Sale of the Company in writing, specifying that this Section 3.1 shall apply to such transaction, then each Stockholder and the Company hereby agrees:

(i)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Certificate of Incorporation required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by

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the Selling Stockholders to the Person to whom the Selling Stockholders propose to sell their Shares, and, except as permitted in Section 3.1(c) below, on the same terms and conditions as the Selling Stockholders;

    (iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Stockholders in order to carry out the terms and provision of this Section 3.1, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

    (iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

    (v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

    (vi) if the consideration to be paid in exchange for the Shares pursuant to this Section 3.1 includes any securities and due receipt thereof by any Stockholder would require under applicable law (A) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (B) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

    (vii) in the event that the Selling Stockholders, in connection with such Sale of the Company, appoint a stockholder representative (the "*Stockholder Representative*") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (A) to consent to (I) the appointment of such Stockholder Representative, (II) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (III) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and such Stockholder Representative's related service as the representative of the Stockholders, and (B) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with such Stockholder Representative's service as the Stockholder Representative, absent fraud or willful misconduct.

(c) Exceptions. Notwithstanding the foregoing, no Stockholder will be required to comply with Section 3.1(b) above in connection with any proposed Sale of the Company (the "*Proposed Sale of the Company*") unless:

(i) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale of the Company are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (A) the applicable Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the applicable Stockholder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the applicable Stockholder have been duly executed by such Stockholder and delivered to the acquirer and are enforceable against such Stockholder in accordance with their respective terms and (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the applicable Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii) no Stockholder shall be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale of the Company, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(iii) the liability for indemnification, if any, of any Stockholder in the Proposed Sale of the Company and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale of the Company, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to the applicable Stockholder in connection with such Proposed Sale of the Company;

(iv) liability shall be limited to the applicable Stockholder's applicable share (determined based on the respective proceeds payable to such Stockholder in connection with such Proposed Sale of the Company) of a negotiated aggregate indemnification amount that applies equally to all stockholders of the Company but that in no event exceeds the amount of consideration otherwise payable to the applicable Stockholder in connection with such Proposed Sale of the Company, except with respect to claims related to fraud by the applicable Stockholder, the liability for which need not be limited as to the applicable Stockholder;

(v) upon the consummation of the Proposed Sale, each holder of capital stock of the Corporation will receive the same form and amount of consideration per share of capital stock as is received by other holders in respect of their shares of capital stock; *provided, however*, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Shares pursuant to this clause (v) includes any securities and due receipt thereof by a Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to a Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any Stockholder in

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lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the relevant Shares; and

(vi) subject to clause (v) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale of the Company, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Section 3.1(c)(vi) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.2 Voting Provisions Regarding Board of Directors.

(a) Size of Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at the number of directors of the Company fixed from time to time by resolution of the Board in accordance with the Company's Bylaws. As of the date of this Agreement, the size of the Board is fixed at five (5) directors. For purposes of this Agreement, the term "*Shares*" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Capital Stock now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise. For clarity, pursuant to the Certificate of Incorporation, shares of Non-Voting Stock are not entitled to voting rights with respect to the election of directors and, accordingly, do not constitute "*Shares*" for purposes of this Agreement.

(b) Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(i) Two individuals designated by IX Power LLC, which individuals shall initially be John R. (Grizz) Deal and Randall (Randy) Wilson;

(ii) One individual designated by the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class), which individual shall initially be Robert Libutti;

(iii) One individual designated by the holders of a majority of the outstanding shares of Series A Preferred Stock (voting together as a single class), which individual shall initially be Paul Gatzemeier; *provided, however*, that the rights of the holders of the Series A Preferred Stock to designate a director under this Section 3.2(b)(iii) shall immediately and automatically terminate on the first date after the Effective Date that the total number of shares of Series A Preferred Stock that are issued and outstanding represent less than 15.0% of the capital stock of the Company calculated on a fully-diluted basis; and

(iv) One individual who is mutually acceptable to the other members of the Board, which individual shall initially be John Michael (Michael) Bell;

To the extent that any of clauses (i) through (iv) above shall not be applicable, by virtue of the express terms of such clauses or pursuant to Section 3.2(c) below, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all of the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

(c)   Failure to Designate a Board Member.

(i)   In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

(ii)   The Person(s) entitled to designate a director as provided in Section 3.2(b) shall use all reasonable efforts to ensure that any vacant position is filled as soon as practicable following the date the vacancy is created. If a vacancy remains unfilled for more than 20 consecutive days, then the vacancy may be filled by a majority of the directors then in office, although less than a quorum (or, if pursuant to applicable law, the vacancy must be filled by the Company's stockholders, then by the holders of a majority of all of the Capital Stock issued and outstanding at such time), until such time as the Person(s) entitled to designate the director and have designated a replacement director. If a vacancy remains unfilled for more than 60 consecutive days, or if a vacancy remains unfilled for more than 20 consecutive days on two separate occasions, then the rights of the Person(s) entitled to designate such director seat under Section 3.2(b) or Section 3.2(c)(i), as the case may be, shall be forfeited and waived and forthwith terminated.

(d)   Removal of Board Members.

(i)   Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(A)   no director elected pursuant to Section 3.2(b) or Section 3.2(c)(i) of this Agreement may be removed from office unless (I) such removal is directed or approved by the affirmative vote of the Person, or of the requisite holders of shares of stock, entitled under Section 3.2(b) to designate that director, *provided that* a director shall be removed by the Person(s) entitled to designate or approve such director if Section 3.2(d)(ii) applies; or (II) the Person(s) originally entitled to designate or approve such director (or occupy such Board seat) pursuant to Section 3.2(b) is no longer so entitled to designate or approve such director (or occupy such Board seat);

(B)   subject to Section 3.2(c)(i) above, any vacancies created by the resignation, removal or death of a director elected pursuant to Section 3.2(b) or Section 3.2(c)(i) shall be filled pursuant to the provisions of this Section 3.2.

(C)   upon the request of any of the Person(s) entitled to designate a director as provided in Section 3.2(b) or Section 3.2(c)(i) to remove such director, such director shall be removed.

(ii)   Each of the Stockholders entitled to designate or approve a director as provided in Section 3.2(b) or Section 3(b) hereby agrees that it will remove the relevant director if:

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(A)   such director engages in conduct involving fraud, embezzlement, or misappropriation with respect to the Company or its assets or properties;

(B)   if such director engages in conduct involving such director's breach of fiduciary duty against the Company which is injurious to the Company;

(C)   if such director engages in conduct involving willful misconduct or gross negligence which is injurious to the Company;

(D)   any conviction of such director, or the entering of a plea of guilty or nolo contendere by such director to, a crime that constitutes a felony or that involves moral turpitude, or any willful or material violation by such director of any federal, state or foreign securities laws; or

(E)   any conviction of any other criminal act or act of material dishonesty, disloyalty or misconduct by such director that has any material adverse effect on the property, operations, business or reputation of the Company.

(iii)   All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

(e)   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

(f)   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (each, a "*Disqualification Event*"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "*Disqualified Designee*". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

3.3   Remedies.

(a)   Covenants of the Company. The Company agrees to use its reasonable best efforts, within the requirements of applicable law, to ensure that the rights granted under this Section 3 are effective and that the parties enjoy the benefits of this Section 3. Such actions include,

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without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Section 3.

(b)   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Section 3 are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Section 3, and to specific enforcement of the terms and provisions of this Section 3 in any action instituted in any court of the United States or any state having subject matter jurisdiction.

(c)   Remedies Cumulative. All remedies, either under this Section 3.2 or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.   **CONFIDENTIALITY.** Each Stockholder agrees that such Stockholder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any trade secret or other confidential information obtained from the Company (including by the Company's agents or representatives) or its partners, distributors, licensees, suppliers and customers pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach by such Stockholder of this Section 4 or any other confidentiality agreement to which such Stockholder is a party or of which such Stockholder has knowledge), or (b) is or has been made known or disclosed to the Stockholder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however,* that a Stockholder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Stockholder in the ordinary course of business, provided that such Stockholder (A) informs each such Person that such information is confidential and directs such Person to maintain the confidentiality of such information and (B) shall be responsible for any breach of the provisions of this Section 4 by any such Person(s); or (iii) as may otherwise be required by law, provided that the Stockholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. The obligations of each Stockholder under this Section 4 shall survive the execution and delivery of this Agreement and shall not be affected by termination of this Agreement or any sale, transfer or other assignment of any Capital Stock.

5.   **LOCK UP.**

(a)   Agreement to Lock-Up. Each Stockholder hereby agrees that, if requested by the Company or any underwriter of shares of Capital Stock (or other securities of the Company), such Stockholder shall not sell or otherwise transfer or dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of Capital Stock or other equity securities of the Company (other than pursuant to such registration) during (i) in the case of the Company's initial public offering of the Company's Capital Stock (the "*IPO*"), the one hundred eighty (180) day period following the effective date of the registration statement for such IPO, and (b) in the case of all subsequent registrations of the Company's Capital Stock, the ninety (90) day period following the effective date of the registration statement for such subsequent registration. The obligations described in this Section 5(a) shall not apply to a registration on Form S-4 or Form S-8 or similar forms which may be promulgated in the future.

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(b) Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Stockholder (and transferees and assignees thereof) until the end of the applicable period.

6. **ADDITIONAL RIGHTS - SERIES A INVESTORS.**

(a) Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, for so long as the holders of the Series A Preferred have the right to designate a director pursuant to Section 3.2(b)(iii), the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule.

(b) Financial Information. The Company shall deliver to each Series A Investor, *provided* that the Board has not reasonably determined that the Series A Investor has become a Non-Qualified Person and subject to such Series A Investor's obligations of confidentiality:

(i) as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company, the following unaudited financial statements, all prepared in accordance with GAAP: (A) a balance sheet as of the end of such year, (B) statements of income and of cash flows for such year, and (C) a statement of stockholders' equity as of the end of such year;

(ii) as soon as practicable, but in any event within forty five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (A) be subject to- normal year-end audit adjustments; and (B) not contain all notes thereto that may be required in accordance with GAAP); and

(iii) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as such Series A Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 6(c) to provide information (A) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, the accountant-client privilege between the Company and its independent accountant(s), or any other applicable legal privilege.

Notwithstanding anything else in this Section 6(b) to the contrary, the Company may cease providing the information set forth in this Section 6(b) during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 6(b) shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

(c) Termination of Covenants; Waiver. Without limitation of Section 8, the covenants set forth in this Section 6 shall terminate when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended. Further, notwithstanding anything herein to the contrary, any of the rights set forth in this Section 6 may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written

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consent or vote of the holders of a majority of the shares of Series A Preferred Stock then outstanding (voting together as a separate series, and on an as-converted basis).

7.   **ADDITIONAL RIGHTS - SERIES B INVESTORS.**

(a)   Financial Information.   The Company shall deliver to each Series B Investor, *provided* that the Board has not reasonably determined that the Series B Investor has become a Non-Qualified Person and subject to such Series B Investor's obligations of confidentiality:

(i)   as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company, the following unaudited financial statements, all prepared in accordance with GAAP: (A) a balance sheet as of the end of such year, (B) statements of income and of cash flows for such year, and (C) a statement of stockholders' equity as of the end of such year; and

(ii)   as soon as practicable, but in any event within forty five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (A) be subject to- normal year-end audit adjustments; and (B) not contain all notes thereto that may be required in accordance with GAAP).

Notwithstanding anything else in this Section 7(a) to the contrary, the Company may cease providing the information set forth in this Section 7(a) during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 7(a) shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

(b)   Termination of Covenants; Waiver.   Without limitation of Section 8, the covenants set forth in this Section 7 shall terminate when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended.   Further, notwithstanding anything herein to the contrary, any of the rights set forth in this Section 7 may be waived on behalf of all holders of Series B Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred Stock then outstanding (voting together as a separate series, and on an as-converted basis).

8.   **TERM.**   This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) immediately prior to the consummation of the Company's first underwritten public offering of its Capital Stock under the Securities Act (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders, provided that the provisions of Sections 3.1 and 3.2 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Sections 3.1 and 3.2 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 10.9 below. Notwithstanding the foregoing, unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Stockholders under Section 5 shall survive a termination of this Agreement pursuant to clause (a) of this Section 8.

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9.   **LEGEND.** Each certificate, instrument or book entry representing shares of Capital Stock held by the Stockholders or issued to any permitted transferee in connection with a transfer permitted pursuant to the terms of this Agreement shall be endorsed with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDER AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION (AS AMENDED, RESTATED, REPLACED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE "STOCKHOLDER AGREEMENT"). COPIES OF THE STOCKHOLDER AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION. BY ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THE STOCKHOLDER AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.

Each Stockholder with an existing certificate to be re-legended pursuant to this Section 9 agrees to cooperate with the Company to permit such re-legending, including returning to the Company Stockholder's original certificate to be re-legended. Upon receipt of any such original certificate, the Company will promptly re-legend such certificate and return it to the relevant Stockholder.

Each Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 9 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

The parties to this Agreement do hereby further agree that the failure to cause shares of Capital Stock represented by certificates to bear the legend required by this Section 9 shall not affect the validity or enforcement of this Agreement.

10.   **MISCELLANEOUS.**

10.1   Stock Split. All references to numbers of shares of a particular class or series of Capital Stock in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting such class or series of Capital Stock occurring after the date of this Agreement. For clarity, all share numbers and share price figures set forth in this Agreement as of the date of this Agreement reflect and take into account the forward stock split and reclassification effected by the Amended and Restated Certificate.

10.2   Ownership. Each Stockholder represents and warrants that such Stockholder is the sole legal and beneficial owner of the shares of Capital Stock subject to this Agreement and that no other Person has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

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10.3   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to this Agreement need not make explicit reference to the terms of this Agreement.

10.4   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Colorado and to the jurisdiction of the United States District Court for the District of Colorado for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Colorado or the United States District Court for the District of Colorado, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Colorado or any court of the State of Colorado having subject matter jurisdiction.

10.5   WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.6   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) if both the party giving notice and the party receiving the notice are located within the United States, five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) if both the party giving notice and the party receiving the notice are located within the United States, one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt; otherwise, upon delivery, with written (including electronic) verification of receipt, if sent by internationally recognized overnight delivery service (e.g. FedEx), fully paid, specifying two or three day business delivery, as applicable All communications shall be sent to the respective parties at their addresses as set forth on the signature page (in the case of the Company and IX Power LLC) or on Schedule A (in the case of a Common Investor), Schedule B (in the case of a Series A Investor), Schedule C (in the case of a Series B Investor) or Schedule D hereof (in the case of an Additional Stockholder), as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 10.6.

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10.7   Entire Agreement; Effect on Prior Agreement. This Agreement (including the Exhibits and Schedules hereto and any consent of a holder of a community property interest now or hereafter delivered to the Company) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof. Upon the effectiveness of this Agreement, (a) the Existing Agreement shall be superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect, and (b) this Agreement shall be binding on all "Stockholders" party to the Existing Agreement and their respective successors and permitted assigns, regardless of whether any or all of such parties, successors or assigns have entered into or otherwise approved or consented to this Agreement. The English language text of this Agreement shall prevail over any translations thereof.

10.8   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

10.9   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6(c), Section 7(b) or Section 8 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the holders of a majority of the outstanding shares of Voting Capital Stock, voting together as a single class (and, in the case of shares of Series A Preferred Stock, on an as-converted basis) and (c) and the holders of a majority of the outstanding shares of Class A Common Stock, voting together as a single class. Notwithstanding the foregoing:

(i)   (A) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and (B) any provision hereof that applies to the Investors as a separate class of stockholders may be waived on behalf of all of the Investors by the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Voting Capital Stock then held by the Investors; *provided, however,* that any such provision hereof may not be waived in any way which would adversely affect the rights of the Investors holding Non-Voting Capital Stock in a manner disproportionate to any adverse effect such waiver would have on the rights of the Investors holding Voting Capital Stock, without also the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Non-Voting Capital Stock then held by the Investors;

(ii)   with respect to any such amendment or modification that (A) will apply solely to the Investors as a separate class of stockholders and (B) either (i) expands the obligations of the Investors (as a separate class of stockholders) under this Agreement or (ii) negates or curtails any consent rights or other rights specifically allocated to the Investors (as a separate class of stockholders) under this Agreement, then such amendment or modification must also be approved by the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Voting Capital Stock then held by the Investors; *provided, however,* that any amendment or modification which would adversely affect the rights

20

of the Investors holding Non-Voting Capital Stock in a manner disproportionate to any adverse effect such amendment or modification would have on the rights of the Investors holding Voting Capital Stock, without also the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Non-Voting Capital Stock then held by the Investors (for clarity, this clause (ii) does not apply to any amendment or modification that will apply to all of the "Stockholders," as defined in this Agreement, or to all of the holders of the outstanding shares of the Company's Common Stock (or any class of the Company's Common Stock), or to all of the holders of the outstanding shares of the Company's Capital Stock, as the case may be; nor does this clause (ii) apply to any amendment or modification that adds additional Investors as parties to this Agreement);

(iii)   (A) for so long as IX Power LLC holds any shares of Capital Stock, Section 3.2(b)(i) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of IX Power LLC, (B) Section 3.2(b)(ii) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Class A Common Stock, (C) if and for so long as the holders of the Series A Preferred Stock have the right to designate a director pursuant to Section 3.2(b)(iii), Section 3.2(b)(iii) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock; and (D) for so long as any shares of Series A Preferred Stock are outstanding, Section 6 may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock (except a termination in accordance with Section 6 or Section 8) without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock; and (E) for so long as any shares of Series B Non-Voting Preferred Stock are outstanding, Section 7 may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series B Non-Voting Preferred Stock (except a termination in accordance with Section 7 or Section 8);

(iv)   (A) Schedule A, Schedule B and Schedule C, as the case may be, may be amended by the Company from time to add information regarding subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 2, 10.10 and/or 10.16, as applicable, without the consent of the other parties hereto, (B) Schedule D may be amended by the Company from time to add information regarding subsequent stockholders, or transferees, who become parties hereto as "Additional Stockholders" pursuant to Sections 2, 10.10 and/or 10.16, as applicable, without the consent of the other parties hereto and (D) any of Schedule A, Schedule B, Schedule C or Schedule D may be amended by the Company from time to time to reflect subsequent modifications to a party's notice information given in accordance with Section 10.6; and

Any amendment, modification, termination or waiver effected in accordance with this Section 10.9 shall be binding upon the Company and each Stockholder (including each Investor) and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver; provided that failure to deliver such notice shall not affect the validity or binding effect of the amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

10.10   Assignment of Rights.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Stockholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company, as a condition to any transfer or assignment, a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) pursuant to which such successor or permitted assignee shall confirm his, her or its agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee. In addition, the Company shall have the right to condition any such transfer or assignment (including without limitation any transfer, assignment or other disposition of Transfer Stock) upon the requirement that the selling Stockholder provide the Company with written assurances (including legal opinions), in form and substance satisfactory to the Company, that (i) the proposed disposition does not require registration of the applicable Company securities under the Securities Act and/or (ii) all appropriate action necessary for compliance with the registration requirements of the Securities Act or any exemption from registration available under the Securities Act (including Rule 144) has been taken.

(c)   The Company shall not permit the transfer or assignment of any shares of Capital Stock subject to this Agreement on its books or issue a new certificate representing any such shares unless the transferee or assignee shall have complied with the terms of this Section 10.10. Any proposed transfer of rights under this Agreement not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

10.11   Severability.   In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

10.12   Governing Law.   This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of Colorado without regard to conflict of law principles that would result in the application of any law other than the law of the State of Colorado.

10.13   Titles and Subtitles.   The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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10.14   Counterparts; Facsimile; PDF. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile or portable document format (.pdf) signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.15   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each of the parties hereto shall be entitled to specific performance of the agreements and obligations of the other parties hereto and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

10.16   Additional Stockholders.

(a)   Additional Series B Investors. Notwithstanding anything to the contrary contained herein, if the Company issues shares of its Series B Non-Voting Preferred Stock after the date hereof, any purchaser of such shares of Series B Non-Voting Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company), and thereafter shall be deemed a Series B Investor (and thereby an Investor and a Stockholder) for all purposes hereunder.

(b)   Additional Stockholders. In the event that after the date of this Agreement, the Company issues shares of Capital Stock, or options to purchase Capital Stock, to any employee, consultant or other Person, which shares or options would collectively constitute with respect to such employee, consultant or other Person (taking into account all shares of Capital Stock, options and other purchase rights held by such employee, consultant or other Person) one percent (1%) or more of the Company's then outstanding Capital Stock (treating for this purpose all shares of Capital Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder (or, in the case of options or purchase rights, require that execution of a counterpart signature page hereto (and, if applicable, joinder agreement) as an Additional Stockholder be a requirement to and condition of the exercise of such option or purchase right), and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to an Additional Stockholder. Upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder, each such Person shall thereafter be deemed an Additional Stockholder and a Stockholder for all purposes of this Agreement.

10.17   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

10.18   Aggregation of Stock. All shares of Capital Stock held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

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10.19 <u>Costs of Enforcement</u>. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorney's fees and costs.

10.20 <u>Independent Counsel</u>. Each Stockholder acknowledges that this Agreement has been prepared on behalf of the Company by Robinson Waters & O'Dorisio, P.C., counsel to the Company, and that Robinson Waters & O'Dorisio, P.C. does not represent, and is not acting on behalf of, any Stockholder. Each Stockholder has been provided with an opportunity to consult with such Stockholder's own counsel with respect to this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

10.21 <u>Effective Date</u>. The "Effective Date" of this Agreement will be the day immediately following the Amended and Restated Certificate Effective Date.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Stockholder Agreement as of the date first written above.

COMPANY:

IX POWER CLEAN WATER, INC.

By: _____

Name: John R. (Grizz) Deal

Title: Chief Executive Officer

Address:

**Updated Notice Information for
IX Power Clean Water, Inc. as of
Crowdfunding Launch in May 2020:**

IX Power Clean Water, Inc.

420 Corporate Circle, Suite F

Golden, Colorado 80401

P.O. Box 16999

Golden, Colorado 80402

Attn: John R. (Grizz) Deal

Facsimile: +1 303-552-9109

E-mail: Grizz@IxWater.com

IX POWER LLC:

IX POWER LLC

By: _____

Name: John R. (Grizz) Deal

Title: Manager

Address:
John R. (Grizz) Deal
IX Power, LLC
P.O. Box 16999
Golden, Colorado 80402
E-mail: Grizz@IxPower.com

COMMON INVESTORS (EXISTING STOCKHOLDERS):

Master copy with all signatures on file with Company.

COMMON INVESTORS AND SERIES A INVESTORS (EXISTING STOCKHOLDERS):

Master copy with all signatures on file with Company.

SERIES A INVESTORS (EXISTING STOCKHOLDERS):

Master copy with all signatures on file with Company.

SERIES B INVESTORS:

Master copy with all signatures on file with Company.

ADDITIONAL STOCKHOLDERS:

Master copy with all signatures on file with Company.

SCHEDULE A
COMMON INVESTORS

On file with Company.

SCHEDULE B
SERIES A INVESTORS

On file with Company.

SCHEDULE C
SERIES B INVESTORS

On file with Company.

SCHEDULE D
ADDITIONAL STOCKHOLDERS

On file with Company.

EXHIBIT C
TO IX POWER CLEAN WATER, INC. ANNUAL REPORT DATED 28 APRIL 2022

FINANCIAL STATEMENTS (UNAUDITED) FOR IX Power Clean Water, Inc.

[See attached]

IX Power Clean Water, Inc.
Delaware Corporation

Financial Statements (Unaudited)
December 31, 2021 and 2020

IX POWER CLEAN WATER, INC.

TABLE OF CONTENTS

	Page
Financial Statements as of December 31, 2021 and 2020 and for the years then ended:	

IX Power Clean Water, Inc.
Balance Sheets (Unaudited)
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash in banks	$ 321,777	$ 50,537
Due from related party	42,940	32,866
Escrow receivable	92,633	25,834
Inventory	82,873	82,873
Total Current Assets	540,223	192,110
Non-Current Assets:		
Deposit	7,893	2,657
Property and equipment, net	5,411	4,000
Intangibles	65,000	65,000
Total Non-Current Assets	78,304	71,657
TOTAL ASSETS	$ 618,527	$ 263,767
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 124,356	$ 146,228
Accrued expenses	10,007	3,755
Accrued interest payable	62,013	27,239
Deferred rent	2,265	-
Due to related parties	21,673	63,975
Bridge loans payable	82,500	82,500
Factoring loans payable	-	4,480
Notes payable	128,000	133,000
Total Current Liabilities	430,814	461,177
Total Liabilities	430,814	461,177
Stockholders' Deficit:		
Series B Non-Voting Preferred Stock, $0.001 par, 2,160,000 shares authorized, 528,067 shares issued and outstanding as of both December 31, 2021 and 2020, liquidation preference of $660,084 as of both December 31, 2021 and 2020	528	528
Series A Preferred Stock, $0.001 par, 2,021,850 shares authorized, 2,021,850 shares issued and outstanding as of both December 31, 2021 and 2020, liquidation preference of $1,515,523 as of both December 31, 2021 and 2020	2,022	2,022
Class A Common Stock, $0.001 par, 11,000,000 shares authorized, 8,366,699 shares issued and outstanding as of December 31, 2021 and 2020	8,367	8,367
Class B Non-Voting Common Stock, $0.001 par, 6,000,000 shares authorized, 1,471,329 and 431,495 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,472	432
Additional paid-in capital	4,370,307	3,265,750
Accumulated deficit	(4,194,983)	(3,474,509)
Total Stockholders' Deficit	187,713	(197,410)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 618,527	$ 263,767

No Assurance is Provided
See accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	317,452	247,505
Research and development	93,593	126,719
Advertising and marketing	270,179	96,750
Loss on disposal of property and equipment	4,000	-
Total Operating Expenses	685,224	470,974
Loss from Operations	(685,224)	(470,974)
Other Income (Expense):		
Grant awards	-	10,000
Interest income	22	-
Interest expense	(35,272)	(212,884)
Total Other Income (Expense)	(35,250)	(202,884)
Net Loss	$ (720,474)	$ (673,858)

No Assurance is Provided
See accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2021 and 2020

	Series B Preferred Stock		Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2019	40,000	$ 40	2,021,850	$ 2,022	8,366,699	$ 8,367	-	$ -	$ 2,060,144	(2,800,651)	$ (730,078)
Conversion of notes and interest payable	464,067	464	-	-	-	-	-	-	579,620	-	580,084
Conversion of accounts payable	24,000	24	-	-	-	-	-	-	29,976	-	30,000
Regulation CF offering	-	-	-	-	-	-	431,495	432	505,987	-	506,419
Offering costs	-	-	-	-	-	-	-	-	(95,737)	-	(95,737)
Issuance of warrants	-	-	-	-	-	-	-	-	185,760	-	185,760
Net loss	-	-	-	-	-	-	-	-	-	(673,858)	(673,858)
Balance at December 31, 2020	528,067	528	2,021,850	2,022	8,366,699	8,367	431,495	432	3,265,750	(3,474,509)	(197,410)
Regulation CF offering	-	-	-	-	-	-	1,039,834	1,040	1,217,963	-	1,219,003
Offering costs	-	-	-	-	-	-	-	-	(113,405)	-	(113,405)
Net loss	-	-	-	-	-	-	-	-	-	(720,474)	(720,474)
Balance at December 31, 2021	528,067	$ 528	2,021,850	$ 2,022	8,366,699	$ 8,367	1,471,329	$ 1,472	4,370,307	$ (4,194,983)	$ 187,713

No Assurance is Provided
See accompanying notes, which are an integral part of these financial statements.

- 3 -

IX Power Clean Water, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net loss	$ (720,474)	$ (673,858)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation	318	1,000
Loss on disposal of property and equipment	4,000	-
Warrants issued	-	185,760
Changes in operating assets and liabilities:		
(Increase)/decrease in deposit	(5,236)	-
Increase/(decrease) in bank overdrafts	-	-
Increase/(decrease) in accounts payable	(21,875)	64,309
Increase/(decrease) in interest payable	34,778	31,667
Increase/(decrease) in accrued expenses	6,252	(6,558)
Increase/(decrease) in deferred rent	2,265	-
Net Cash Used In Operating Activities	(699,972)	(397,680)
Cash Flows From Investing Activities		
Purchase of property and equipment	(5,730)	-
Net Cash Used in Financing Activities	(5,730)	-
Cash Flows From Financing Activities		
Proceeds from bridge loans	-	65,000
Repayments of factoring loans	(4,480)	(32,469)
Proceeds from advances from related parties	-	63,975
Repayment on notes payable	(5,000)	-
Repayment on due to related parties	(42,302)	(39,643)
Advances to related parties	(10,074)	-
Proceeds from issuance of Class B common stock	1,152,204	480,586
Offering costs	(113,405)	(95,739)
Net Cash Provided By Financing Activities	976,943	441,710
Net change in cash in banks	271,241	44,030
Cash in banks at beginning of period	50,537	6,507
Cash in banks at end of period	$ 321,777	$ 50,537
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 494	$ 10,937
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of notes payable into series B preferred stock	$ -	$ 550,000
Conversion of interest payable into series B preferred stock	$ -	$ 30,084
Conversion of accounts payable into series B preferred stock	$ -	$ 30,000

No Assurance is Provided

See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

IX Power Clean Water, Inc. (the "Company"), is a corporation formed on September 17, 2014 under the laws of Delaware. The Company was originally incorporated as a New Mexico corporation on June 25, 2012. On September 26, 2014, IX Power Clean Water, Inc., a New Mexico corporation, was merged into and with IX Power Clean Water, Inc., a Delaware corporation, with the Delaware corporation continuing in existence as the surviving entity. The Company was formed to integrate established engineering and recent technological innovations to provide baseload power and clean water for developing regions and emerging economies around the world.

As of December 31, 2021, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash balances exceeded federally insured limits by $15,001.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2021 and 2020.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. The inventory balances as of December 31, 2021 and 2020 consist of cost of materials, labor and overhead to produce a sellable prototype. The Company believes that this prototype will be sold at its market value in excess of its costs and therefore recorded this asset at its cost.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 3 years for the remaining capitalized assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. For the year ended December 31, 2021, the Company disposed property and equipment with carrying amount of $4,000 and recognized as loss on disposals of property and equipment in the statements of operations for such. Property and equipment as of December 31, 2021 and 2020 is as follows:

	2021	2020
Vehicle	$ -	$ 10,000
Computer equipment	5,730	-
Less: accumulated depreciation	318	6,000
Property and equipment, net	$ 5,411	$ 4,000
Depreciation expense	$ 318	$ 1,000

Intangible Assets – Patent

Costs to acquire rights to a patent are capitalized and amortized over their expected economic useful lives. The Company determined that its patent has not yet commenced its period of economic benefit and therefore recorded no amortization expense for the years ended December 31, 2021 and 2020. Where the future benefits of the patent rights are unknown, costs are expensed as incurred. The Company reviews its patent assets for impairment annually and determined no impairment charge was necessary for the years ended December 31, 2021 and 2020.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity/(deficit).

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied its performance obligations to customers and collection is probable. No revenues have been earned or recognized for the year ended December 31, 2021 and 2020.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $93,593 and $126,719 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2021 and 2020, the Company had potential net deferred tax assets before valuation allowance of $984,876 and $807,499, respectively, resulting from its net operating loss carryforwards and other book-to-tax differences. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, no history of generating taxable income, and unknowns to the allowability of historical losses since it is delinquent in filing its historic tax returns. Therefore, valuation allowances of $984,876 and $807,499 were recorded as of December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.7%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company estimates it potentially has net operating loss carryforwards available to offset future taxable income in the amounts of $3,932,032 and $3,247,597, which potentially may be carried forward and will begin to expire in 2033 in varying amounts if allowed after filing delinquent tax returns.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. No tax returns have been filed to date, and therefore the Company is subject to an indeterminate amount of penalties and interest related to the delinquent filing of all historic tax returns.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2021, the Company had limited liquid assets with $321,777 of cash relative to 2021 cash used in operations of $699,972. As of December 31, 2021, the Company has an accumulated deficit of $4,194,983, had incurred substantial losses from operations amounting to $720,474 and $673,858 for the years ended December 31, 2021 and 2020, respectively, generated negative cash flows from operating activities, and is in default on various debt obligations, including secured debts. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans are to utilize unspent funds raised in the equity funding under a Regulation Crowdfunding campaign that has concluded as of the date of these financial statements, negotiate repayment of certain existing related party debt obligations by conversion of such debt obligations to equity under a limited private placement offering that will commence after the date of these financial statements as discussed in Note 9, produce revenues to support cash flow, extend maturities on existing debt obligations, and continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due. If and as market conditions allow, management also plans to evaluate one or more additional offerings of its currently authorized but unissued shares of Series B Non-Voting Preferred Stock and/or other authorization of a new equity or debt financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: DEBT

<u>Notes Payable</u>

In 2019, 2018, and 2017, the Company received loans from existing stockholders of the Company and certain non-stockholders persons related, affiliated, or personally known to existing stockholders of the Company for total principal of $379,500, $278,500, and $25,000, respectively. The loans mature on December 31, 2021 or upon the sale of the Company, whichever is earlier, and bear 4% interest per annum.

In April 2020, the Company and certain holders of promissory notes agreed, through limited private placement offering, to convert a portion of these notes payable and accrued interest as of the date of conversion amounting to $550,000 and $30,084, respectively, into 464,067 shares of series B non-voting preferred stock (see Note 5). The Company recognized $170,208 related to the fair value of warrants issued in extinguishment of these loans.

The outstanding principal balance as of December 31, 2021 and 2020 amounted to $128,000 and approximately $133,000, and accrued interest payable on these notes amounted to $12,059 and $6,939, all respectively. Interest expense for the years ended December 31, 2021 and 2020 was $5,614 and $11,411, respectively.

Bridge Loan

In December 2019, the Company authorized a short-term non-convertible bridge loan facility, to be funded by existing stockholders of the Company and certain non-stockholder persons related, affiliated or personally known to existing stockholders of the Company, in the maximum aggregate principal amount of $125,000, which was reduced to $82,500 in 2020. The instruments matured on June 30, 2020 or upon the sale of the Company, whichever is earlier, and bear 18% interest per annum. As of December 31, 2020, these notes were in default. In 2021, the loan maturities were extended to June 30, 2021, and then to July 29, 2021, with retroactive application to the original maturity date nullifying the default. As of December 31, 2021, these notes were in default again as the reduced principal amount of $82,500 and accrued interest were still outstanding as of this date. As discussed in Note 9, in April 2022, the loan maturities were extended to May 31, 2022, with retroactive application to the original maturity date nullifying the default.

During the years ended December 31, 2020 and 2019, the Company issued notes for total principal of $65,000 and $17,500 under this facility. All these notes remained outstanding as of December 31, 2021, 2020, and 2019 amounting to $82,500, $82,500 and $17,500, respectively. Interest expense of $14,850 and $13,885 were incurred on these loans during the years ended December 31, 2021 and 2020, respectively, and interest payable as of December 31, 2021 and 2020 amounted to $28,779 and $13,929, respectively.

Accounts Receivable Factoring

In 2019, the Company entered into agreements with various non-bank entities under which future accounts receivable (AR) may be purchased for a discount. A lien against the Company assets may also be filed to further ensure collection of the AR. Repayments are made daily under the agreements terms. The Company received $106,668 during 2019 under such relationships and made payments of $4,480, $32,469 and $69,719 during 2021, 2020 and 2019, respectively. The payments beyond principal loaned are recorded as interest expense, which totaled, $0 and $10,937 for the years ended December 31, 2021 and 2020, respectively. These facilities are secured by the Company's assets. Due to the global pandemic, the Company ceased making payments on these obligations in March 2020 and was in default as of December 31, 2020. The Company has reached a negotiated resolution with the counterparties in 2021 and repaid each factoring arrangement. The balances due under these relationships as of December 31, 2021 and 2020 were $0 and $4,480, respectively.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Upon incorporation, the Company authorized 2,846,077 shares of $0.001 par value common stock and 813,537 shares of $0.001 par value preferred stock. On May 16, 2018, the Company amended and restated its articles of incorporation (the "Amended Articles") to authorize additional share classes, to convert all outstanding common stock to Class A Common Stock, and to subject all outstanding common stock and preferred stock to an 8.2-for-1 stock split. All outstanding share and per-share amounts disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock split.

The amended articles authorized a total of 11,000,000 shares of Class A Common Stock ($0.001 par); 6,000,000 shares of Class B Non-Voting Common Stock ($0.001 par); and 4,181,850 shares of Preferred Stock ($0.001 par). The Company designated 2,021,850 shares of preferred stock as Series A Preferred Stock and 2,160,000 shares of preferred stock as Series B Non-Voting Preferred Stock.

Preferred Stock

As of both December 31, 2021 and 2020, 2,021,850 shares of Series A Preferred Stock were issued and outstanding. As of both December 31, 2021 and 2020, 528,067 shares of Series B Non-Voting Preferred Stock were issued and outstanding.

Series A Preferred Stockholders vote along with Class A Common Stockholders and have additional voting rights in certain circumstances, while Series B Non-Voting Preferred Stockholders do not have voting rights. The preferred stockholders have certain dividend preferences over common stockholders, an optional conversion right where the Series A Preferred Stock are convertible into Class A Common Stock at a dilution protected 1:1 rate and the Series B Non-Voting Preferred Stock are convertible into Class B Non-Voting Common Stock at a dilution protected 1:1 rate, and automatic conversion upon certain voting requirements or upon an initial public offering meeting certain criteria (as defined in the Articles of Incorporation).

Series B Preferred Stockholders are entitled to a liquidation preference over Series A Preferred Stockholders and Common Stockholders of $1.25 per share, subject to dilution protections. The Series A Preferred Stockholders are entitled to a liquidation preference over Common Stockholders of $0.749512 per share. The total liquidation preference is $2,175,607 as of both December 31, 2021 and 2020.

In April 2020, the Company conducted a limited private placement offering for the primary purpose of implementing negotiated conversion of a substantial portion of indebtedness owed to existing stockholders of the Company and certain non-stockholder persons related, affiliated, or personally known to existing stockholders of the Company.

Pursuant to such limited private placement offering:

(a) $550,000 of the principal amount of the notes payable described in Note 4, together with accrued and unpaid interest thereon, were converted to equity on April 10, 2020. The equity issued to holders of the debt so converted included (i) 464,067 shares of the Company's Series B Non-Voting Preferred Stock (equivalent to $580,084 based upon the $1.25 price per share of such Series B Non-Voting Preferred Stock) and (ii) warrants to acquire up to 440,000 shares of the Company's Class B Non-Voting Common Stock at an exercise price per share of $1.25 per share.

(b) On April 10, 2020, a warrant to acquire up to 40,000 shares of the Company's Class B Non-Voting Common Stock at an exercise price per share of $1.25 per share was issued to the first purchaser of the Company's Series B Non-Voting Preferred Stock (which purchase occurred in May 2018), in consideration of being the first purchaser of Series B Non-Voting Preferred Stock.

(c) $30,000 of existing accounts payable owed to one of the Company's legal providers was repaid by conversion into 24,000 shares of the Company's Series B Non-Voting Preferred Stock. This was a partial conversion of accounts payable balance. No warrant was issued as part of this debt conversion.

All such warrants are fully vested, have an exercise price of $1.25 per share, and expire on April 1, 2025.

Common Stock

As of both December 31, 2021 and 2020, 8,366,699 shares of Class A Common Stock were issued and outstanding. As of December 31, 2021 and 2020, 1,471,329 and 431,495 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively.

Class A Common Stock and the Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters with the exception of voting rights, where Class B Non-Voting Common Stock do not have voting rights. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock set forth in the Amended Articles.

In 2020, the Company undertook an offering of its Class B Non-Voting Common Stock under Regulation Crowdfunding in the maximum offering amount of $1,070,000 and at a price of $1.25 per share which was then increased to $2,000,000 in 2021 as approved by the Company's Board of Directors. During the years ended December 31, 2021 and 2020, the Company received total gross proceeds of $1,219,003 and $506,419 from this offering, respectively. The Company incurred total offering costs of $113,405 and $95,737 in connection with this offering during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, $92,633 and $25,834 of the invested funds are held under escrow and recognized as escrow receivable in the balance sheet, respectively.

Class A Common Stock Warrants

In 2014, in conjunction with the issuance of Series A Preferred Stock, the Company issued to certain early investors in such Series A Preferred stock financing fully vested warrants to purchase up to 68,832 shares of its Class A Common Stock with an exercise price of $0.3246 per share, expiring after five years. In 2019, a total of 48,660 shares of the Company's Class A Common Stock were issued upon exercise of the Class A Common Stock warrants. Such warrants were exercised at $0.3246 per share for total proceeds of $15,795. The warrants for the remaining 20,172 shares of Class A Common

Stock were unexercised and expired in 2019. No Class A Common Stock warrants outstanding as of December 31, 2021 and 2020, respectively.

<u>Class B Common Stock Warrants</u>

In April 2020, the Company granted 440,000 Class B Common Stock warrants in relation to the conversion of notes and interest payable and 40,000 Class B Common Stock warrants to the first purchaser of the Company's Series B Non-Voting Preferred Stock. The warrants issued are exercisable at $1.25 price per share, expire after five years in 2025, and are fully vested at the grant date.

The Company valued these warrants using the Black-Scholes valuation method with the following inputs:

Exercise Price	$1.25
Fair Value of Common Stock	$1.25
Risk Free Interest Rate	0.26%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	2.5
Fair Value per Stock Option	$1.25

The total fair value of the warrants was estimated to be $185,760 and recorded to additional paid-in capital and expensed as $170,280 to interest expense and $15,480 to general and administrative operating expenses in the statement of operations for the year ended December 31, 2020.

During the years ended December 31, 2021 and 2020, no Class B Common Stock warrants were exercised, and all 480,000 warrants remained outstanding as of December 31, 2021. The warrants have weighted average remaining term to expiration of 3.25 years.

NOTE 6: RELATED PARTY TRANSACTIONS

<u>Due from Related Parties</u>

During 2019, a company under common control paid certain expenses on the Company's behalf. The amount due to this related party as of December 31, 2019 was $19,596. This obligation bears no interest and is payable on demand. The balance was repaid in full in January 2020 and the Company advanced more than the expenses incurred to its related party during 2020. As of December 31, 2021 and 2020, the Company had amounts due from this related party amounting to $30,121 and $20,047, respectively.

The Company previously incurred expenses that benefitted not only the Company but also its NGO, IX Power Foundation, Inc., an IRS designated 501(c)(3). Deborah Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation, Inc. The Company and IX Power Foundation have agreed that IX Power Foundation will reimburse the Company for a portion of such expenses, in the amount of $12,819. Such expense reimbursement is payable on demand and does not bear interest. $12,819 was due to the Company as of December 31, 2021 and 2020 under this arrangement.

Due to Related Parties

In 2020, the Company received advances from three officers or directors of the Company amounting to $63,975 for specific expenses and disbursements of the Company, such as application for a certification, as adjusted in 2021 from $63,975 to $64,975. These advances are non-interest bearing and are considered payable on demand. During 2021, the Company made repayments amounting to $43,302. As of December 31, 2021 and 2020, the outstanding balance amounted to $21,673 and $63,975, respectively.

Notes Payable to Related Parties

$306,500 of the notes payable indebtedness discussed in Note 4 that were converted into Series B Non-Voting Preferred Stock on April 10, 2020 was held by directors or officers of the Company during the relevant periods. Outstanding notes payable to related parties after conversion and as of December 31, 2020 amounted to approximately $133,000. During 2021, the Company made repayments of $5,000. As of December 31, 2021, outstanding notes payable to related parties amounted to $128,000, owed to a single related party who was a director and officer during the relevant periods.

Bridge Loans to Related Parties

$5,000 of the $17,500 principal amount of the advances made in 2019 under the bridge facility discussed in Note 4 was advanced by a director/officer of the Company. Such director/officer advanced an additional $10,000 (before interest) under such bridge facility in 2020. Such $10,000 of additional advances is part of the $65,000 of additional advances discussed in Note 4.

Other Related Party Transactions

In 2013, the Company's founder, IX Power LLC, acquired rights and interest in a patent rights and entered into a Royalty-Sharing Agreement and Joint Invention Management Agreement (the "Joint Invention RSA"). From the Company's incorporation until July 2017, the Company was licensing the patent rights from IX Power LLC. In July 2017, IX Power LLC and the Company completed an outright assignment of the patent rights from IX Power LLC to the Company, and the Company assumed IX Power LLC's obligations under the Joint Invention RSA. The allocated patent expense paid by the Company amounted to $65,000, which was recorded by the Company as intangible asset.

Certain of core technology is co-owned with third parties. The Company serves as the Managing Party under the Joint Invention RSA, with exclusive management rights and responsibilities for the Joint Invention, including with respect to patent prosecution and licensing. The Joint Invention RSA provides for royalty payments to the other owners in the event the Company generates direct sales revenues or license revenues from water treatment systems developed based upon the Joint Invention, and certain associated reporting and accounting requirements for royalties that become due. While the Company intends to comply with its obligations under the Joint Invention RSA, an uncured breach by the Company of its obligations under the Joint Inventions RSA gives the other owners the right to remove the Company as Managing Party under the Joint Invention RSA or terminate the agreement. While the Company believes such removal or termination is unlikely, if either occurred, the Company would lose its exclusive right to control commercialization of the Joint Invention. If the agreement is terminated, the Company retains its ownership interest in the Joint Invention but any limitations on activities of the other co-owners of the Joint Invention (including those that may be competitive to the Company' business) are eliminated. Thus, a removal of the Company as Managing Party under the Joint Invention RSA or a termination of the Joint Invention RSA, if either were ever to occur, could harm the Company's business, financial condition, operations and cash flows. The Company is obliged to royalties of 2.5%-5% under the agreement.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. The adoption of ASU 2016-16 had no impact on the Company's financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Operating Lease

On April 2021, the Company entered into a 5-year lease agreement for commercial space from June 2021 to May 2026. The agreement called for a security deposit of $7,892 and monthly payments of $5,233 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 3.4% (currently $2,003 per month) of the common area maintenance charges of the premises.

Future minimum payments under this lease are as follows:

2022	$	63,893
2023		65,809
2024		67,784
2025		69,817
2026		29,448
Total future minum lease payments	**$**	**296,751**

For the year ended December 31, 2021, the Company incurred $74,917 of rent expense.

NOTE 9: SUBSEQUENT EVENTS

Crowdfunding Campaign

The crowdfunding offering has concluded in 2022. Following the fund reconciliations after the offering deadline in late January 2022, the Company has issued 1,672,899 Class B Non-Voting Common shares for $1,960,513 cash consideration in total. 201,570 of such shares were issued by the Company for gross proceeds of $235,091 under such offering in 2022 to the date of these financial statements. In addition, 31,368 Class B Non-Voting Common shares (which is the number of shares equal to two percent (2%) of the $1,960,513 total amount of investments raised in the crowdfunding campaign) are issuable to StartEngine Capital, LLC, the intermediary/funding portal for the crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding offering, are reserved but unissued as of the date of these financial statements.

Loan Extensions

In April 2022, the maturity dates on the bridge loans with total outstanding principal of $82,500 described in Note 4 were extended to May 31, 2022 with retroactive application to the original maturity date nullifying the default.

Limited Private Placement Offering for Related Party Debt/Liabilities Restructure and Conversion

In April 2022, the Company' Board of Directors approved a limited private placement offering reserving 100,000 unissued shares of Series B Non-Voting Preferred Stock with an original issue price of $1.25 per share, for the sole purpose of implementing negotiated conversion of certain indebtedness owed to existing stockholders of the Company (including existing stockholders/investors currently holding positions as directors and/or officers of the Company). This offering has been approved by the Company's Board of Directors and will commence when the Company obtains the requisite voting stockholder approvals, which are pending as of the date of these financial statements. Such offering will conclude as soon as practicable after such approvals are obtained and in no event later than May 31, 2022. The maximum amount of indebtedness (including interest) to be converted to Series B Non-Voting Preferred Stock shares in this offering is $125,000.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.